                                               FILED PURSUANT TO RULE 424(b)(1)
                                               REGISTRATION NO. 333-26753



PROSPECTUS

                               5,280,000 SHARES

                      [LOGO OF RENTAL SERVICES CORPORATION]

                                 COMMON STOCK

  Of the 5,280,000 shares of Common Stock offered hereby, 3,000,000 are being sold by Rental Service Corporation ("RSC" or the "Company") and 2,280,000 are being sold by the Selling Stockholders. The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling Stockholders."

  The Common Stock is traded on the New York Stock Exchange under the symbol "RSV." On May 29, 1997 the last sale price of the Company's Common Stock as reported on the New York Stock Exchange was $20.375 per share. See "Price Range of Common Stock."

SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SHARES OF COMMON STOCK OFFERED HEREBY.

                               ----------------

 THESE  SECURITIES HAVE NOT  BEEN APPROVED OR  DISAPPROVED BY THE  SECURITIES
   AND EXCHANGE  COMMISSION OR ANY STATE SECURITIES COMMISSION NOR  HAS THE
     SECURITIES   AND  EXCHANGE  COMMISSION   OR  ANY  STATE   SECURITIES
       COMMISSION  PASSED  UPON  THE   ACCURACY  OR  ADEQUACY  OF  THIS
         PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
           OFFENSE.

---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
                                                                                 PROCEEDS TO
                                      PRICE TO     UNDERWRITING   PROCEEDS TO      SELLING
                                       PUBLIC      DISCOUNT(1)     COMPANY(2)    STOCKHOLDERS
---------------------------------------------------------------------------------------------
Per share........................     $19.875         $0.994        $18.881        $18.881
Total(3).........................   $104,940,000    $5,248,320    $56,643,000    $43,048,680
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $1,000,000.
(3) Certain Selling Stockholders have granted the Underwriters a 30-day option to purchase up to an additional 792,000 shares of Common Stock solely to cover over-allotments, if any. See "Underwriting." If all such shares are purchased, the total Price to Public, Underwriting Discount and Proceeds to Selling Stockholders will be $120,681,000, $6,035,568 and $58,002,432, respectively.

  The shares of Common Stock are offered by the several Underwriters when, as and if delivered to and accepted by them and subject to their right to reject orders in whole or in part. It is expected that delivery of the certificates for the shares of Common Stock will be made on or about June 4, 1997.

WILLIAM BLAIR & COMPANY
                    MORGAN STANLEY & CO.
                      INCORPORATED
                                             DONALDSON, LUFKIN & JENRETTE
                                                SECURITIES CORPORATION

                  THE DATE OF THIS PROSPECTUS IS MAY 29, 1997

    [MAP SHOWING RENTAL LOCATIONS IN TEXAS, ARKANSAS, TENNESSEE, LOUISIANA, MISSISSIPPI, ALABAMA, SOUTH CAROLINA, GEORGIA & FLORIDA [AND LOCATIONS TO BE
ACQUIRED IN ARKANSAS, FLORIDA, ILLINOIS, IOWA, KANSAS, MISSOURI AND OKLAHOMA]]



  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE COMMON STOCK IN THE OPEN MARKET, FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and Consolidated Financial Statements, including the Notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

  The Company is a leading equipment rental company serving the needs of a wide variety of industrial, manufacturing, construction, government and homeowner markets. RSC rents a broad selection of equipment ranging from small items such as pumps, generators, welders and electric hand tools, to larger equipment such as backhoes, forklifts, air compressors, scissor lifts, aerial manlifts and skid-steer loaders. The Company also sells maintenance, repair and operations ("MRO") supplies, small tools, contractor supplies, parts, and used rental equipment, and acts as a distributor for new equipment on behalf of certain national equipment manufacturers. Depending upon market needs, RSC also offers its customers 24 hours-a-day, seven days-a-week support services, including on-site maintenance and repair.

  RSC's strategy is to expand its presence in existing markets and capitalize on opportunities to enter new geographic markets through a combination of acquisitions and start-up locations. From July 1992 through September 1996, the Company acquired 16 businesses comprised of 65 locations and opened 30 start-up locations. In September 1996, the Company completed an initial public offering and used the net proceeds primarily to redeem outstanding preferred stock and to repay indebtedness which had been incurred to fund its growth strategy. Since the initial public offering, the Company has completed 13 acquisitions consisting of 22 locations, has executed definitive agreements (subject to closing conditions and governmental approvals) to acquire an additional two companies consisting of eight locations and has opened two start-up locations. See "Recent Developments." The Company also focuses on increasing revenues across its locations through investments in fleet expansion, the implementation of sophisticated information systems designed to improve asset utilization and targeted marketing efforts. Total revenues have increased from $25.6 million in the year ended December 31, 1993 to $128.4 million in the year ended December 31, 1996. During the same period, operating income increased from $578,000 to $13.8 million.

  The Company believes that the rental equipment industry offers substantial consolidation opportunities for large, well-capitalized equipment rental companies such as RSC. The equipment rental industry is highly fragmented and primarily consists of a large number of relatively small, independent businesses typically serving discrete local markets within 30 to 50 miles of the store location, and a small number of multi-location regional or national operators. Relative to smaller companies with only one or two rental locations, the Company believes that national operators such as RSC benefit from several competitive advantages, including sophisticated management information systems, volume purchasing, professional management, the ability to transfer equipment among rental locations to satisfy customer demand, the ability to service national accounts and national brand identity. As a result of consolidation and industry growth, 1995 rental revenues of the top 100 rental equipment companies increased over 1994 rental revenues by approximately 22%, to $2.5 billion, according to estimates by the Rental Equipment Register (the "RER"), an industry trade magazine. In spite of this growth, these top 100 companies accounted for less than one-fifth of the estimated $15 billion in industry rental revenues in 1995.

  Management believes that the equipment rental industry benefits from the trend among businesses to outsource non-core operations in order to reduce capital investment and minimize the downtime, maintenance, repair and storage associated with equipment ownership. According to surveys published in 1995 by The CIT Group, contractors intended to increase the percentage of equipment they rent without a purchase option to an estimated 8% of their total equipment requirements in 1996 from less than 5% in 1994.

  The Company focuses on operating rental locations in underserved small- to medium-sized rental markets where the Company can capitalize on its competitive advantages relative to small, local equipment rental businesses and equipment dealers who have traditionally served such markets. RSC has developed a cluster strategy, whereby the Company establishes a comprehensive pool of rental equipment at a central, readily accessible "hub" location and surrounds the hub with smaller "satellite" locations 30 to 50 miles away, which draw on this equipment pool to serve local customers. The Company believes this strategy increases fleet utilization and gives it a competitive advantage in serving markets with populations as small as 25,000 by allowing the Company to bring the benefits of a large, high-quality and diversified rental equipment fleet to markets where a full-scale rental facility might not otherwise be justified.

  The Company has made substantial investments in its state-of-the-art, real-time management information systems in order to improve asset utilization and financial performance. Every rental location has on-line access to centralized computer systems which allow an employee at any location to identify and reserve a specific piece of equipment anywhere in a region and schedule delivery (generally within 24 hours) to a customer's job site. These information systems have also enabled the Company to implement a decentralized management structure, whereby RSC's regional vice presidents and district managers are responsible for local management, customer service, local marketing strategies and business growth in their regions. A small corporate staff at the Company's headquarters focuses on corporate planning, financial reporting and analysis and overseeing the execution of the Company's growth strategy.

                                  THE OFFERING

Shares Offered by the Company................  3,000,000
Shares Offered by the Selling Stockholders...  2,280,000
Shares Outstanding Immediately After the
 Offering....................................  14,571,777(1)
Use of Proceeds to the Company...............  To reduce the Company's indebtedness under its revolving credit facility, in order to
                                               provide borrowing availability for general
                                               corporate purposes including acquisitions.
                                               See "Use of Proceeds."
New York Stock Exchange Symbol...............  RSV

--------
(1) Excludes (i) 863,980 shares subject to options outstanding as of April 30, 1997 pursuant to the Company's Equity Participation Plans at a weighted average exercise price of $17.66 per share, (ii) 403,410 shares reserved for issuance pursuant to the Company's Equity Participation Plans, (iii) 250,000 shares reserved for issuance pursuant to the Company's Employee Qualified Stock Purchase Plan (the "QSP Plan") and (iv) 686,855 shares reserved for issuance in connection with certain acquisitions. See "Management--Equity Participation Plans," "--Employee Qualified Stock Purchase Plan" and "Recent Developments."

         SUMMARY CONSOLIDATED FINANCIAL INFORMATION AND OPERATING DATA
      (IN THOUSANDS, EXCEPT SELECTED OPERATING DATA AND PER SHARE AMOUNTS)

                                                                                         THREE MONTHS ENDED
                                               YEARS ENDED DECEMBER 31,                       MARCH 31,
                                      ---------------------------------------------- -----------------------------
                            7/17/92
                          (INCEPTION)                                     PRO FORMA                     PRO FORMA
                            THROUGH                                      AS ADJUSTED                   AS ADJUSTED
                           12/31/92    1993     1994    1995     1996      1996(1)    1996     1997      1997(1)
                          ----------- -------  ------- -------  -------  ----------- -------  -------  -----------
STATEMENT OF OPERATIONS
 DATA(2):
Revenues:
 Equipment rentals......    $2,145    $17,238  $27,775 $47,170  $94,218   $139,932   $19,656  $27,527    $36,083
 Sales of parts,
  supplies
  and equipment.........     2,042      8,394   14,040  18,747   34,136     95,935     7,541   13,782     25,114
                            ------    -------  ------- -------  -------   --------   -------  -------    -------
Total revenues..........     4,187     25,632   41,815  65,917  128,354    235,867    27,197   41,309     61,197
Cost of revenues:
 Cost of equipment
  rentals, excluding
  equipment rental
  depreciation..........     1,153     11,405   16,284  27,854   55,202     77,734    12,449   14,316     17,938
 Depreciation, equipment
  rentals ..............       245      2,161    4,020   7,691   17,840     24,839     3,633    6,306      7,854
 Cost of sales of parts,
  supplies and
  equipment.............     1,898      5,959   10,298  12,617   24,070     71,452     5,067    9,709     18,536
                            ------    -------  ------- -------  -------   --------   -------  -------    -------
Total cost of revenues..     3,296     19,525   30,602  48,162   97,112    174,025    21,149   30,331     44,328
                            ------    -------  ------- -------  -------   --------   -------  -------    -------
Gross profit............       891      6,107   11,213  17,755   31,242     61,842     6,048   10,978     16,869
Selling, general and
 administrative expense.       341      2,683    4,747   6,421   12,254     27,807     2,734    3,784      6,847
Depreciation and
 amortization, excluding
 equipment rental
 depreciation...........        11        211      504   1,186    2,835      3,685       571    1,068      1,232
Amortization of
 intangibles(3).........       321      2,635    2,078     718    2,379      4,504       561      624      1,152
                            ------    -------  ------- -------  -------   --------   -------  -------    -------
Operating income........       218        578    3,884   9,430   13,774     25,846     2,182    5,502      7,638
Interest expense, net...        77        407      731   3,314    7,063      7,323     1,639    1,597      2,072
                            ------    -------  ------- -------  -------   --------   -------  -------    -------
Income before income
 taxes and extraordinary
 items..................       141        171    3,153   6,116    6,711     18,523       543    3,905      5,566
Provision for income
 taxes..................        81        465    1,177   2,401    2,722      7,520       213    1,722      2,455
                            ------    -------  ------- -------  -------   --------   -------  -------    -------
Income (loss) before                                                      $ 11,003                       $ 3,111
 extraordinary items....        60       (294)   1,976   3,715    3,989   ========       330    2,183    =======
Extraordinary items(4)..       --         --       --     (478)  (1,269)                 --      (534)
                            ------    -------  ------- -------  -------              -------  -------
Net income (loss).......        60       (294)   1,976   3,237    2,720                  330    1,649
Redeemable Preferred
 Stock accretion........       133      1,013    1,646   1,717    1,643                  554      --
                            ------    -------  ------- -------  -------              -------  -------
Net income (loss)
 available to common
 stockholders...........    $  (73)   $(1,307) $   330 $ 1,520  $ 1,077              $  (224) $ 1,649
                            ======    =======  ======= =======  =======              =======  =======
Income (loss) before
 extraordinary items per                                                  $    .72                       $   .21
 common share...........    $ (.01)   $  (.23) $   .06 $   .39  $   .33   ========   $  (.04) $   .19    =======
Extraordinary items per
 common share(4)........       --         --       --     (.09)    (.18)                 --      (.05)
                            ------    -------  ------- -------  -------              -------  -------
Net income (loss) per
 common share...........    $ (.01)   $  (.23) $   .06 $   .30  $   .15              $  (.04) $   .14
                            ======    =======  ======= =======  =======              =======  =======
Weighted average common
 shares(5)..............     5,590      5,632    5,428   5,088    7,218     15,225     5,507   11,493     15,172
SELECTED OPERATING DATA:
Beginning locations.....       --          11       21      25       50                   50       94
Locations acquired......        11         11        1      26       25                    8       12
Locations opened........       --         --         3      10       19                    5      --
Locations closed, sold
 or held for sale(6)....       --          (1)     --      (11)     --                   --       --
                            ------    -------  ------- -------  -------              -------  -------
Ending locations........        11         21       25      50       94                   63      106
                            ======    =======  ======= =======  =======              =======  =======

                                        DECEMBER 31,                      MARCH 31, 1997
                          ------------------------------------------- -----------------------
                                                                                 PRO FORMA
                           1992    1993     1994      1995     1996    ACTUAL  AS ADJUSTED(1)
                          ------- -------  -------  -------- -------- -------- --------------
BALANCE SHEET DATA:
Net book value of rental
 equipment..............  $ 8,591 $16,223  $24,138  $ 52,818 $116,921 $155,395    $186,481
Total assets............   18,360  35,877   48,098   137,832  218,933  267,543     381,714
Total debt (including
 capital leases)........    5,024   4,411   12,752    68,555   68,594  101,624     143,605
Redeemable Preferred
 Stock (net of treasury
 stock).................   10,144  25,956   26,684    28,401      --       --          --
Common Stockholders'
 equity (deficit).......       24  (1,281)  (1,474)       46   95,072   96,721     165,165

--------
(1) The pro forma as adjusted consolidated statement of operations for the year ended December 31, 1996 gives effect to (a) the acquisitions and pending and proposed acquisitions described in "Unaudited Pro Forma Consolidated Financial Information," and (b) the following transactions, in each case as if such transactions had occurred on the first day of the period presented:
    (i) the sale by the Company of 6,027,813 shares of Common Stock in the initial public offering at a price of $16.00 per share and the sale by the Company of 3,000,000 shares of Common Stock offered hereby at the offering price of $19.875 per share, (ii) the redemption of the Company's Redeemable Preferred Stock upon application of a portion of the net proceeds to the Company from its initial public offering (and the related elimination of Redeemable Preferred Stock accretion), (iii) the repurchase of a warrant upon application of a portion of the net proceeds to the Company from its initial public offering, (iv) a reduction in interest expense as a result of reductions in indebtedness upon application of a portion of the net proceeds to the Company from its initial public offering and this offering,
    (v) the elimination of a $235,000 annual monitoring fee paid to an affiliate of the Company and (vi) the reduction of interest expense and amortization of intangibles expense resulting from amendments and restatements to the Revolver in September 1996, January 1997 and May 1997. In addition to the acquisitions completed in 1997 and the pending and proposed acquisitions described in "Unaudited Pro Forma Consolidated Financial Information," the pro forma as adjusted consolidated statements of operations for the three months ended March 31, 1997 and the pro forma as adjusted balance sheet at March 31, 1997 give additional effect to the following transactions, in the case of the statement of operations as if such transactions had occurred on the first day of the period presented and in the case of the balance sheet as if they had occurred at March 31, 1997:
    (i) the sale by the Company of 3,000,000 shares of Common Stock offered hereby at the offering price of $19.875 per share, (ii) a reduction in interest expense as a result of reductions in indebtedness upon application of a portion of the net proceeds to the Company from this offering, and
    (iii) the reduction of interest expense and amortization of intangibles resulting from amendments and restatements to the Revolver in January 1997 and May 1997. See "Use of Proceeds," "Capitalization," "Unaudited Pro Forma Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Certain Relationships and Related Transactions" and the Company's Consolidated Financial Statements and the Notes thereto.

(2) The Company's acquisitions have been accounted for as purchases and, accordingly, the operations of the acquired businesses are included in the statement of operations data from the effective date of acquisition. On April 25, 1997 the Company completed its acquisition of IAT, and pursuant to the acquisition agreement, the Company assumed effective control of IAT's operations on March 1, 1997. Accordingly, the Company has included IAT's revenues, costs and expenses from such date in its consolidated statements of operations, net of imputed purchase price adjustments, and has included IAT's balance sheet in its consolidated balance sheet as of April 25, 1997.

(3) 1993 data includes $781,000 for the write-off of costs in excess of net assets acquired.

(4) The Company's 1995 extraordinary item represents the loss on extinguishment of debt related to the $30.0 million revolving credit facility paid off September 12, 1995. The Company's 1996 extraordinary item represents the loss on extinguishment of debt related to the amendment to the Revolver in September 1996. The Company's 1997 extraordinary item represents the loss on extinguishment of debt related to the amendment and restatement to the Revolver in January 1997.

(5) See Note 1 to the Company's Consolidated Financial Statements.

(6) In 1996, the Company closed or disposed of Holdings' California locations, which were previously classified as "assets held for sale" in the Company's Consolidated Financial Statements.

                                ----------------

  The Company operates through subsidiaries and, unless the context otherwise requires, references in this Prospectus to the "Company" or "RSC" include Rental Service Corporation, a Delaware corporation, and its direct and indirect subsidiaries. The Company's principal executive offices are located at 14505 N. Hayden Road, Suite 322, Scottsdale, Arizona 85260, and its telephone number is
(602) 905-3300.

                                 RISK FACTORS

  Prospective investors should carefully consider the following risk factors, in addition to the other information set forth in this Prospectus, in evaluating an investment in the shares of Common Stock offered hereby.

RISKS RELATING TO GROWTH STRATEGY

  A principal component of the Company's growth strategy is to continue to expand through additional acquisitions and start-up locations which complement the Company's business in new or existing markets. Between its formation in 1992 and its initial public offering of Common Stock in September 1996, the Company, through its aggressive expansion strategy, acquired 16 businesses comprised of 65 locations and opened 30 start-up locations. Since its initial public offering, the Company has completed 13 acquisitions consisting of 22 locations, has executed definitive agreements to acquire an additional two companies consisting of eight locations and has opened two start-up locations. The Company's future growth will be dependent upon a number of factors including, among others, the Company's ability to identify acceptable acquisition candidates and suitable start-up locations, consummate acquisitions and obtain sites for start-up locations on favorable terms, promptly and successfully integrate acquired businesses and start-up locations with the Company's existing operations, expand its customer base and obtain financing to support expansion. There can be no assurance that the Company will successfully expand or that any expansion will result in profitability. The failure to effectively identify, evaluate and integrate acquired businesses and start-up locations could adversely affect the Company's operating results, possibly causing adverse effects on the market price of the Common Stock. Through two pending acquisitions, the Company expects to operate in the midwest, a region in which it has no prior experience. The results achieved to date by the Company may not be indicative of its prospects or ability to succeed in the midwest or in other new markets, many of which may have different competitive conditions, seasonality and demographic characteristics than the Company's current markets. As a result of its recent acquisition of Comtect, Inc. d/b/a Industrial Air Tool ("IAT"), the Company has substantially increased its presence in the MRO supply business, which generally requires maintenance of higher levels of inventory, is more dependent on industrial customers and has lower operating margins than the Company's rental equipment business.

  In connection with prospective acquisitions and start-up locations, the Company anticipates experiencing growth in the number of its employees, the scope of its operating and financial systems and the geographic area of its operations. The Company believes this growth will increase the operating complexity of the Company and the level of responsibility for both existing and new management personnel. To manage this expected growth, the Company intends to increase its investment in its operating and financial systems and to continue to expand, train and manage its employee base. There can be no assurance that the Company will be able to attract and retain qualified management and employees or that the Company's current operating and financial systems and controls will be adequate as the Company grows or that any steps taken to improve such systems and controls will be sufficient. See "Business-- Growth Strategy."

COMPETITION

  The equipment rental industry is highly fragmented and competitive. The Company's competitors include: large national companies (such as Hertz Equipment Rental Corporation, Prime Service, Inc., U.S. Rentals, Inc. and BET Plant Services U.S.A.); regional competitors which operate in one or two states; small, independent businesses with one or two rental locations; and equipment vendors and dealers who both sell and rent equipment directly to customers. The Company also competes against MRO suppliers, including large companies (such as W.W. Grainger and McMaster Carr), as well as regional and independent competitors. Some of the Company's competitors have greater financial resources, are more geographically diverse and have greater name recognition than the Company. There can be no assurance that the Company will not encounter increased competition from existing competitors or new market entrants that may be significantly larger and have greater financial and marketing resources. In addition, to the extent existing or future competitors seek to gain or retain market share by reducing prices, the Company may be required to lower its prices, thereby impacting operating results.

Existing or future competitors also may seek to compete with the Company for acquisition candidates which could have the effect of increasing the price for acquisitions or reducing the number of suitable acquisition candidates. In addition, such competitors may also compete with the Company for start-up locations, thereby limiting the number of attractive locations for expansion. See "Business--Competition."

GENERAL ECONOMIC CONDITIONS

  The Company believes that its business is sensitive to economic and competitive conditions, including national, regional and local slowdowns in construction, petrochemical or other industrial activity. RSC operates in nine states (Alabama, Arkansas, Florida, Georgia, Louisiana, Mississippi, South Carolina, Tennessee and Texas) and has executed definitive agreements to acquire operations in five more states (Illinois, Iowa, Kansas, Missouri and Oklahoma). The Company's operating results may be adversely affected by events or conditions in a particular area, such as regional economic slowdowns, adverse weather and other factors. In addition, the Company's operating results may be adversely affected by increases in interest rates that may lead to a decline in economic activity, while simultaneously resulting in higher interest payments by the Company under its variable rate credit facilities. There can be no assurance that economic slowdowns, a decline in the petrochemical industry or adverse economic or competitive conditions will not have a material adverse effect on the Company's operating results and financial condition. See "Business--Locations."

SEASONALITY AND QUARTERLY FLUCTUATIONS

  Historically, the Company's revenues and operating results have varied from quarter to quarter and are expected to continue to fluctuate in the future. These fluctuations have been due to a number of factors, including: general economic conditions in the Company's markets; the timing of acquisitions and start-up locations and related costs; the effectiveness of integrating acquired businesses and start-up locations; the timing of fleet expansion capital expenditures; the realization of targeted equipment utilization rates; seasonal rental and purchasing patterns of the Company's customers; and price changes in response to competitive factors. The Company incurs various costs in establishing or integrating newly acquired locations or start-ups, and the profitability of a new location is generally expected to be lower in the initial period of its operation than in subsequent periods. These factors, among others, make it likely that in some future quarter the Company's results of operations may be below the expectations of securities analysts and investors, which could have a material adverse effect on the market price of the Common Stock. In addition, operating results historically have been seasonally lower during the first and fourth fiscal quarters than during the other quarters of the fiscal year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Seasonality and Selected Quarterly Operating Results."

HOLDINGS' BANKRUPTCY; INCREASE IN INDEBTEDNESS

  In September 1995, the Company acquired Acme Holdings Inc. ("Holdings"), an equipment rental business with 22 locations, primarily serving Florida, the Texas/Louisiana Gulf Coast and California. Between 1986 and 1990, Holdings had acquired nine equipment rental businesses financed primarily with debt. In 1993, Holdings refinanced its debt through the public sale of $78.0 million of senior notes (the "Senior Notes"). In 1994, due to a downturn in business conditions, combined with Holdings' highly leveraged capital structure, Holdings faced liquidity constraints and was unable to service its debt. In response, Holdings brought in a new management team and hired Martin R. Reid, the Company's current Chief Executive Officer, as Holdings' Chief Executive Officer in June 1994. This new management team initiated restructuring discussions with the holders of the Senior Notes in August 1994, culminating in the prepackaged bankruptcy of Holdings and its subsidiaries. On September 12, 1995, the effective date of the prepackaged bankruptcy plan, the holders of the Senior Notes received an aggregate of $35.4 million in cash from the Company in exchange for the surrender of the Senior Notes and the release of all claims against Holdings. In addition, in exchange for providing the financing necessary for the consummation of Holdings' prepackaged bankruptcy plan, the Company acquired Holdings through a stock merger. Prior to such acquisition, the Company and Holdings shared certain common stockholders, including members of Holdings' management and affiliates of Brentwood Associates. In addition, from July 1992 to September 1995, Holdings provided executive management services to the Company pursuant to a Management Agreement. Holdings currently operates as a subsidiary of the Company under the name RSC Holdings Inc. The Company's growth strategy has increased and is expected to continue to increase the Company's indebtedness. As a result of such increased levels of indebtedness, a similar downturn in business could have a material adverse effect on the Company. See "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON KEY PERSONNEL

  The Company's future performance and development will depend, in large part, upon the efforts and abilities of certain members of senior management, particularly Martin R. Reid, Chairman of the Board and Chief Executive Officer, and Douglas A. Waugaman, Ronald Halchishak and David G. Ledlow, each a Senior Vice President of Operations. The loss of service of one or more members of senior management could have a material adverse effect on the Company's business. The Company's future success also will depend on its ability to attract, train and retain skilled personnel in all areas of its business. See "Management."

CONTROL BY EXISTING STOCKHOLDERS

  After the sale of the shares of Common Stock offered hereby, the Company's executive officers and directors, and investors currently represented on its Board of Directors, will in the aggregate beneficially own approximately 17.1% of the Company's outstanding Common Stock (11.9% if the Underwriters' over-allotment option is exercised in full). Accordingly, such persons, if they choose to act together, generally will be able to elect a majority of the directors and exercise significant control over the business, policies and affairs of the Company. Similarly, such persons, acting together, would generally be in a position to prevent a takeover of the Company by one or more third parties, which could deprive the Company's stockholders of a control premium that might otherwise be realized by them in connection with an acquisition of the Company. See "Principal and Selling Stockholders."

GOVERNMENT AND ENVIRONMENTAL REGULATION

  The Company and its operations are subject to various federal, state and local laws and regulations governing, among other things, worker safety, air emissions, water discharge and the generation, handling, storage, transportation, treatment and disposal of hazardous substances and wastes. Under such laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, such property, as well as related costs of investigation and property damage. Such laws often impose such liability without regard to whether the owner or lessee knew of, or was responsible for, the presence of such hazardous or toxic substances. There can be no assurance that acquired or leased locations have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of environmental liability upon the Company or expose the Company to third-party actions such as tort suits. In addition, the Company dispenses petroleum products from underground and above-ground storage tanks located at certain rental locations that it owns or leases. The Company maintains an environmental compliance program that includes the implementation of required technical and operational activities designed to minimize the potential for leaks and spills, maintenance of records and the regular testing and monitoring of tank systems for tightness. There can be no assurance, however, that these tank systems have been or will at all times remain free from leaks or that the use of these tanks has not or will not result in spills or other releases. The Company incurs ongoing expenses associated with the removal of older underground storage tanks and the performance of appropriate remediation at certain of its locations. The Company also uses hazardous materials such as solvents to clean and maintain its rental equipment fleet. In addition, the Company generates and disposes waste such as used motor oil, radiator fluid and solvents, and may be liable under various federal, state and local laws for environmental contamination at facilities where its waste is or has been disposed. See "Business--Government and Environmental Regulation."

DEPENDENCE ON ADDITIONAL CAPITAL FOR FUTURE GROWTH

  Expansion of the Company through acquisitions, start-up locations and internal growth will require significant capital expenditures. The Company must continue to reinvest in ongoing capital expenditures to maintain the age and condition of its rental equipment fleet in order to remain competitive and provide its customers with high-quality equipment. The Company historically has financed capital expenditures, acquisitions and start-up locations primarily through the issuance of equity securities, secured bank borrowings and internally generated cash flow. To implement its growth strategy and meet its capital needs, the Company may in the future issue additional equity securities (which could result in dilution to the purchasers of Common Stock offered hereby) or may incur additional indebtedness. Such additional indebtedness would increase RSC's leverage, may make the Company more vulnerable to economic downturns and may limit its ability to withstand competitive pressures. There can be no assurance that additional capital, if and when required, will be available on terms acceptable to the Company, or at all. Failure by the Company to obtain sufficient additional capital in the future could have a material adverse effect on the Company's operating results and financial condition. See "Business--Growth Strategy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

LIABILITY AND INSURANCE

  The Company's business exposes it to possible claims for personal injury or death resulting from the use of equipment rented or sold by the Company and from injuries caused in motor vehicle accidents in which Company delivery and service personnel are involved. The Company carries comprehensive insurance subject to a deductible. There can be no assurance that existing or future claims will not exceed the level of the Company's insurance, or that such insurance will continue to be available on economically reasonable terms, if at all. In addition, certain types of claims, such as claims for punitive damages or for damages arising from intentional misconduct, are generally not covered by the Company's insurance. See "Business--Legal Proceedings."

ANTI-TAKEOVER PROVISIONS

  The Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and Amended and Restated Bylaws ("Bylaws") include provisions that may delay, defer or prevent a takeover attempt that may be in the best interest of stockholders. These provisions include the ability of the Board of Directors to issue up to 500,000 shares of preferred stock without any further stockholder approval, a provision under which only the Board of Directors may call meetings of stockholders and certain advance notice procedures for nominating candidates for election to the Board of Directors. Issuance of preferred stock could also discourage bids for the Common Stock at a premium as well as create a depressive effect on the market price of the Common Stock. In addition, under certain conditions, Section 203 of the Delaware General Corporation Law (the "DGCL") would prohibit the Company from engaging in a "business combination" with an "interested stockholder" (in general, a stockholder owning 15% or more of the Company's outstanding voting stock) for a period of three years. See "Description of Capital Stock."

VOLATILITY OF STOCK PRICE

  The Common Stock's market price has experienced and can be expected to continue to experience significant volatility. Such volatility may be caused by fluctuations in the Company's operating results, changes in earnings estimates by investment analysts, the degree of success the Company achieves in implementing its business and growth strategies, changes in business or regulatory conditions affecting the Company, its customers or its competitors, and other factors. In addition, the New York Stock Exchange historically has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of companies. These fluctuations, as well as general economic, political and market conditions, may adversely affect the market price of the Common Stock. There can be no assurance that the market price of the Common Stock will not decline below the price at which shares of Common Stock are offered hereunder.

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

  Upon consummation of the offering, the Company will have outstanding an aggregate of 14,571,777 shares of Common Stock. After the offering, the holders of 2,957,507 shares of Common Stock (2,165,507 shares if the Underwriters' over-allotment option is exercised in full) will be entitled to certain registration rights under the Securities Act, at the expense of the Company. Such shares may also be sold under Rule 144 of the Securities Act, depending on the holding period of such securities and subject to significant restrictions in the case of shares held by persons deemed to be affiliates of the Company. The Company, the Selling Stockholders, the Company's directors and executive officers, and certain of the Company's other current stockholders have, subject to certain exceptions in the case of the Company described in "Underwriting," agreed not to directly or indirectly offer, sell, contract to sell or otherwise dispose of or transfer any capital stock of the Company, or any security convertible into, or exercisable or exchangeable for, such capital stock, for a period of 90 days after the date of this Prospectus, without the prior written consent of William Blair & Company, L.L.C. In addition, the Company has the authority to issue additional shares of Common Stock and shares of one or more series of preferred stock. The issuance of such shares could result in the dilution of the voting power of the shares of Common Stock purchased in the offering and could have a dilutive effect on earnings per share. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Common Stock. The Company currently has no plans to designate and/or issue any shares of preferred stock. See "Description of Capital Stock," "Principal and Selling Stockholders," "Shares Available for Future Sale" and "Underwriting."

FORWARD-LOOKING STATEMENTS

  This Prospectus contains certain forward-looking statements, including without limitation, statements concerning the Company's operations, economic performance and financial condition, including in particular, the integration of acquisitions and start-up locations into the Company's existing operations. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words "believe," "expect," "anticipate" and other similar expressions generally identify forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are based largely on the Company's current expectations and are subject to a number of risks and uncertainties, including without limitation, those identified under "Risk Factors" and elsewhere in this Prospectus and other risks and uncertainties indicated from time to time in the Company's filings with the Securities and Exchange Commission. Actual results could differ materially from these forward-looking statements. In addition, important factors to consider in evaluating such forward-looking statements include changes in external market factors, changes in the Company's business or growth strategy or an inability to execute its strategy due to changes in its industry or the economy generally, the emergence of new or growing competitors and various other competitive factors. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this Prospectus will in fact occur.

                              RECENT DEVELOPMENTS

 Initial Public Offering

  In September 1996, the Company completed an initial public offering of 6,325,000 shares of Common Stock. In the offering, the Company sold 6,027,813 shares of Common Stock at an initial public offering price of $16.00 per share and used the net proceeds primarily to redeem its cumulative preferred stock and to repay indebtedness. Consistent with its growth and business strategies, the Company has taken the following actions since its initial public offering.

 Acquisitions and Start-ups

  On April 25, 1997, the Company acquired Comtect, Inc., d/b/a Industrial Air Tool (the "IAT Acquisition") for a purchase price of $32.6 million cash and 189,189 shares of Common Stock, plus up to 108,108 shares of Common Stock if certain performance objectives are achieved. IAT is a leading MRO supplier, "on-site" small tool provider and rental management company, with three locations in Texas and one in Louisiana. Pursuant to the acquisition agreement, the Company assumed effective control of IAT's operations on March 1, 1997, and has included IAT's results of operations, net of imputed purchase price adjustments, in its consolidated statements of operations beginning March 1, 1997. IAT's balance sheet is consolidated with the Company's under the purchase method of accounting as of April 25, 1997.

  IAT serves a variety of industrial customers, primarily petrochemical refineries and contractors who perform maintenance and construction in the refineries. IAT also sells and rents oilfield winches, blowout preventers and other oilfield supply equipment. IAT manages "on-site" tool rooms at petrochemical plants in the Houston area, controlling the issuance and return of client-owned tools, equipment and supplies, as well as fulfilling rental requisitions from the IAT rental fleet or on re-rent from third parties. IAT also maintains a fleet of tool trailers which are stocked in advance to customer requirements and taken into plants during turnarounds, shutdowns or new construction to provide rental equipment and supplies to both plant personnel and outside contractors. IAT's revenues for the year ended March 31, 1997 were approximately $49.0 million. See "Unaudited Pro Forma Consolidated Financial Information" and the combined financial statements of IAT and notes thereto appearing elsewhere in this Prospectus.

  The acquisition of IAT allows RSC to expand its MRO supply and equipment sales businesses, while providing additional opportunities to expand its rental business in the industrial sector. IAT will serve as the basis for the Company's new Industrial Division, with a dedicated and specially-trained sales force focusing exclusively on industrial customers.

  Since its initial public offering, the Company has also completed 12 other acquisitions of equipment rental businesses, with 18 locations in Georgia, Arkansas, Louisiana, Alabama and Texas for a total of $24.7 million cash and has opened start-up locations in Tennessee and South Carolina.

 Pending Acquisitions

  On April 25, 1997, the Company reached a definitive agreement to acquire substantially all of the assets of Brute Equipment Co. ("Foxx"), with a total of four locations in Iowa and Illinois. The purchase price is $32.7 million cash and 284,250 shares of Common Stock, of which 233,034 shares will be paid at closing and the remaining 51,216 shares will be issued one year from the date of closing. In addition, up to 89,630 additional shares of Common Stock may be paid to the seller over a three year period if certain performance objectives are achieved. The purchase price is subject to adjustment based on levels of accounts receivable, inventory and equipment. Foxx specializes in the rental and sale of aerial equipment to construction and industrial customers. Foxx's revenues for its fiscal year ended December 31, 1996, were approximately $20.0 million. The Foxx acquisition is anticipated to close by June 30, 1997. See "Unaudited Pro Forma Consolidated Financial Information" and the Financial Statements of Brute Equipment Co. and notes thereto appearing elsewhere in this Prospectus.

  On April 26, 1997, the Company reached a definitive agreement to acquire substantially all of the assets of Central States Equipment, Inc. and Equipment Lessors, Inc. ("Central States"). The purchase price (subject to adjustment) is $18.0 million in cash and 204,867 shares of Common Stock, of which 102,435 shares of Common Stock will be paid to the sellers over a five year period, which may be accelerated to three years if certain performance objectives are achieved. The purchase price is subject to adjustment based on levels of accounts receivable, inventory and equipment. Central States specializes in the rental and sale of aerial equipment, ladders and scaffolding, with a total of four locations in Kansas, Missouri and Oklahoma. Central States' revenues for the year ended September 30, 1996 were approximately $12.0 million. This transaction is expected to close by June 30, 1997. See "Unaudited Pro Forma Consolidated Financial Information."

  The Foxx and Central States acquisitions are each subject to a number of closing conditions, including the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

  The Company believes it can expand the existing Foxx and Central States businesses by supplementing their aerial fleets with RSC's full range of rental equipment and supplies, as well as using RSC's "hub" and "satellite" strategy. In addition, RSC believes that by providing a broader range of rental equipment at the Foxx and Central States locations, it will be able to generate additional business from existing customers by providing a single source of "one-stop shopping" for equipment rentals and supply sales.

  The Company has also entered into letters of intent for the acquisition of three equipment rental businesses with seven locations in Arkansas and Florida.

 Directors and Officers

  To support its continued growth, the Company has added to its board of directors and senior management team. Eric Mattson, Chief Financial Officer of Baker Hughes Incorporated, and Britton Murdoch, former Chief Financial Officer of Airgas, Inc., have joined the board as outside directors. Effective April 14, 1997, Douglas Waugaman was promoted from Chief Financial Officer to Senior Vice President of Operations, and Robert Wilson joined RSC as Senior Vice President and Chief Financial Officer. The Company has also hired Bruce Lisanti as Senior Vice President of Marketing.

                                USE OF PROCEEDS

  The net proceeds to be received by the Company from the sale of Common Stock offered hereby, after deducting the underwriting discount and offering expenses payable by the Company, are estimated to be $55.6 million.

  The Company intends to use the estimated net proceeds of the offering to reduce the Company's indebtedness under the senior secured revolving credit facility (the "Revolver") among the Company's subsidiaries and certain financial institutions, in order to provide borrowing availability for general corporate purposes including acquisitions. Proceeds from the Revolver, under which approximately $170.2 million principal amount of indebtedness was outstanding at May 29, 1997, were used to, among other things, fund capital expenditures, acquisitions and start-up locations and meet seasonal fluctuations in working capital. A reduction of amounts outstanding under the Revolver will increase the amount of available borrowings under such facility. At May 29, 1997, the Company was a party to two definitive purchase agreements and three letters of intent to acquire additional businesses, a significant portion of the purchase price of which is expected to be funded by future borrowings by the Company. See "Description of Capital Stock," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Recent Developments."

  The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. See "Principal and Selling Stockholders."

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock commenced trading on the New York Stock Exchange on May 22, 1997 and is traded under the symbol "RSV.' Prior thereto, the Company's Common Stock was traded on the Nasdaq National Market from September 18, 1996 until May 21, 1997 under the symbol "RSVC.' The following table sets forth for each period indicated, the high and low closing sales prices for the Company's Common Stock as reported by the New York Stock Exchange or the Nasdaq National Market System, as applicable.

                                                                    PRICE
                                                                 -----------
                                                                 HIGH    LOW
                                                                 ----    ---
   FISCAL YEAR ENDED DECEMBER 31, 1996
     Third quarter (from September 18, 1996).................... 23 1/4  21 1/2
     Fourth quarter............................................. 28 1/2  20 3/8
   FISCAL YEAR ENDING DECEMBER 31, 1997
     First quarter.............................................. 27 1/4  18
     Second quarter (through May 29, 1997)...................... 20 3/8  18

  On May 29, 1997, the last sale price of the Common Stock as reported on the New York Stock Exchange was $20.375 per share. As of May 29, 1997, there were approximately 32 holders of record of the Common Stock. The Company believes that the number of beneficial owners is substantially greater than the number of record holders because a large portion of the Common Stock is held of record in broker "street names".

                                DIVIDEND POLICY

  The Company has not paid any cash dividends on its Common Stock since its formation and does not currently intend to pay cash dividends in the foreseeable future. Management anticipates that all earnings and other cash resources of the Company, if any, will be retained by the Company for the operation and expansion of its business and for general corporate purposes. The payment of any future dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the Company's earnings, financial condition, results of operations, level of indebtedness, capital requirements, general business conditions and contractual restrictions on payment of dividends, if any, as well as such other factors as the Board of Directors may deem relevant. The Company is effectively restricted by the terms of the revolving credit facility from paying cash dividends on its Common Stock, and may in the future enter into loan or other agreements or issue debt securities or preferred stock that restrict the payment of cash dividends on Common Stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                CAPITALIZATION

  The following table sets forth the total debt and total capitalization of the Company at March 31, 1997 on (i) an historical basis, (ii) a pro forma combined basis to give effect to the IAT Acquisition, the completed acquisition of Stop Agan Rentals and Sales Inc., the pending Foxx acquisition and the other pending 1997 acquisitions as though such acquisitions were consummated as of January 1, 1997 and (iii) a pro forma as adjusted basis to give effect to the IAT Acquisition, the pending Foxx acquisition, the other pending 1997 acquisitions and the sale by the Company of 3,000,000 shares of Common Stock offered hereby and the application of the estimated net proceeds to the Company therefrom. This table should be read in conjunction with "Use of Proceeds," "Unaudited Pro Forma Consolidated Financial Information," "Selected Consolidated Financial Information and Operating Data" and the Company's Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus.

                                                           MARCH 31, 1997
                                                 ------------------------------
                                                          PRO FORMA  PRO FORMA
                                                  ACTUAL  COMBINED  AS ADJUSTED
                                                 -------- --------- -----------
                                                         (IN THOUSANDS)
Debt:
  Bank debt..................................... $101,005 $198,630   $142,986
  Notes payable.................................      301      301        301
  Capital leases................................       55       55         55
  Equipment contracts payable...................      263      263        263
                                                 -------- --------   --------
    Total debt..................................  101,624  199,249    143,605
Stockholders' equity:
  Preferred Stock, par value $.01 per share;
   500,000 authorized and none outstanding,
   actual, pro forma combined and pro forma as
   adjusted.....................................      --       --         --
  Common Stock, par value $.01 per share;
   20,000,000 authorized and 11,376,378
   outstanding, actual; 20,000,000 authorized
   and 12,054,684 outstanding, pro forma
   combined, 20,000,000 authorized and
   15,054,684 outstanding, pro forma as
   adjusted(1)..................................      114      119        149
  Additional paid-in capital....................   93,917  106,710    162,324
  Common Stock issuable.........................      --         2          2
  Retained earnings.............................    2,690    2,690      2,690
                                                 -------- --------   --------
    Total stockholders' equity..................   96,721  109,521    165,165
                                                 -------- --------   --------
      Total capitalization...................... $198,345 $308,770   $308,770
                                                 ======== ========   ========

--------
(1) Excludes (i) 863,980 shares subject to options outstanding as of April 30, 1997 pursuant to the Company's Equity Participation Plans at a weighted average exercise price of $17.66 per share, (ii) 403,410 shares reserved for issuance pursuant to the Company's Equity Participation Plans, (iii) 250,000 shares reserved for issuance pursuant to the Company's QSP Plan. Actual and pro forma amounts exclude 686,855 and 197,738 shares, respectively, reserved for issuance in connection with certain acquisitions. See "Management--Equity Participation Plans," "--Employee Qualified Stock Purchase Plan" and "Recent Developments."

            UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

  The following unaudited pro forma consolidated financial information of the Company presents the unaudited pro forma consolidated statements of operations for the year ended December 31, 1996 and the three months ended March 31, 1997, and the unaudited pro forma consolidated balance sheet at March 31, 1997. The pro forma combined consolidated statements of operations for the year ended December 31, 1996 have been adjusted to give effect to the following acquisitions (the "Pro Forma Combined Acquisitions") (i) the Company's acquisitions of certain assets and liabilities of Sun Construction Equipment, Inc. (completed in February 1996), Blanchard Machinery, Inc. (completed in March 1996), B&S Rental Company, Inc. (completed in May 1996), Equipment Rental & Supply Inc. (completed in June 1996), Hughes Rental and Equipment Company, Inc. (completed in October 1996), AMKA, Inc. (completed in October 1996), Performance Equipment Rental & Sales, Inc. (completed in October 1996), Jones Tractor & Equipment Company, Inc. (completed in November
1996), Tool Shed Inc. (completed in November 1996) and City Sales, Inc. (completed November 1996) (collectively, the "1996 Acquisitions"), (ii) the Company's acquisition of all outstanding shares of Comtect, Inc. d/b/a Industrial Air Tool (the "IAT Acquisition") effective March 1, 1997, (iii) the Company's acquisitions of certain assets and liabilities of 3 W Services, Inc. (completed in January 1997), Holt Equipment Rental & Supply (completed in February 1997), Crider Electric Motor & Tool Rental Service, Inc. (completed in March 1997), United Rental & Sales (completed in March 1997), Kastner Rentals (completed in March 1997) and Stop Agan Rentals and Sales, Inc. (completed in May 1997) (collectively, the "1997 Other Completed Acquisitions"), (iv) the Company's proposed acquisition of certain assets and liabilities of Foxx (the "Pending Foxx Acquisition") for which the definitive purchase agreement was signed April 25, 1997 and (v) the Company's proposed acquisitions of Central States and three other equipment rental businesses with seven locations in two states (collectively, the "Other Pending Acquisitions"). Such statements have been adjusted in each case as if such transactions had occurred on January 1, 1996. The pro forma combined consolidated statements of operations for the three months ended March 31, 1997 have been adjusted to give effect to the IAT Acquisition, the 1997 Other Completed Acquisitions, the Pending Foxx Acquisition and the Other Pending Acquisitions as if these transactions had occurred on January 1, 1997. The pro forma combined consolidated balance sheet gives effect to these transactions as if they had occurred on March 31, 1997. The pro forma adjustments relating to the acquisitions referred to in clauses (i) through (v) above are referred to herein collectively as "Pro Forma Acquisition Adjustments." There can be no assurance that the Pending Foxx Acquisition or the Other Pending Acquisitions will be consummated.

  In addition to the Pro Forma Combined Acquisitions, the pro forma as adjusted consolidated statement of operations for the year ended December 31, 1996 gives effect to the following transactions, in each case as if such transactions had occurred on the first day of the period presented: (i) the sale by the Company of 6,027,813 shares of Common Stock in the initial public offering at a price of $16.00 per share and the sale by the Company of 3,000,000 shares of Common Stock offered hereby at the offering price of $19.875 per share, (ii) the redemption of the Company's Redeemable Preferred Stock upon application of a portion of the net proceeds to the Company from its initial public offering (and the related elimination of Redeemable Preferred Stock accretion), (iii) the repurchase of a warrant upon application of a portion of the net proceeds to the Company from its initial public offering, (iv) a reduction in interest expense as a result of reductions in indebtedness upon application of a portion of the net proceeds to the Company from its initial public offering and this offering, (v) the elimination of a $235,000 annual monitoring fee paid to an affiliate of the Company and (vi) the reduction of interest expense and amortization of intangibles expense resulting from amendments and restatements to the Revolver in September 1996, January 1997 and May 1997. In addition to the IAT Acquisition, the 1997 Other Completed Acquisitions, the Pending Foxx Acquisition and the Other Pending Acquisitions, the pro forma as adjusted consolidated statements of operations for the three months ended March 31, 1997 and the pro forma as adjusted balance sheet at March 31, 1997 give additional effect to the following transactions, in the case of the statement of operations as if such transactions had occurred on the first day of the period presented and in the case of the balance sheet as if they had occurred at March 31, 1997: (i) the sale by the Company of 3,000,000 shares of Common Stock offered hereby, at the offering price of $19.875 per share (ii) a reduction in interest expense as a result of reductions in indebtedness upon application of a portion of the net proceeds to the

Company from this offering, and (iii) the reduction of interest expense and amortization of intangibles resulting from amendments and restatements to the Revolver in January 1997 and May 1997. The pro forma adjustments relating to the transactions referred to in this paragraph are referred to herein collectively as the "Pro Forma Offering Adjustments." See "Use of Proceeds, "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Certain Relationships and Related Transactions," and the Company's Consolidated Financial Statements and the Notes thereto.

  The Pro Forma Acquisition Adjustments and Pro Forma Offering Adjustments represent the Company's determination of all adjustments necessary to present fairly the Company's pro forma results of operations and financial position and are based upon available information and certain assumptions considered reasonable under the circumstances. The pro forma consolidated financial information presented herein does not purport to present what the Company's financial position or results of operations would actually have been had such events leading to the Pro Forma Acquisition Adjustments and Pro Forma Offering Adjustments in fact occurred on the date or at the beginning of the periods indicated or to project the Company's financial position or results of operations for any future date or period.

  The unaudited pro forma consolidated financial information should be read in conjunction with the historical Consolidated Financial Statements of the Company and the Notes thereto and management's discussion thereof contained elsewhere in this Prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and the Notes thereto.

           UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              1997 OTHER    PENDING      OTHER      PRO FORMA      PRO
                   HISTORICAL      1996            IAT        COMPLETED      FOXX       PENDING    ACQUISITION    FORMA
                    COMPANY   ACQUISITIONS(1) ACQUISITION(1) ACQUISITIONS ACQUISITION ACQUISITIONS ADJUSTMENTS   COMBINED
                   ---------- --------------- -------------- ------------ ----------- ------------ -----------   --------
Revenues:
 Equipment
 rentals.........   $ 94,218      $5,775         $ 7,319       $ 9,011      $11,842     $11,767      $   --      $139,932
 Sales of parts,
 supplies and
 equipment.......     34,136       3,213          41,694         2,855        7,976       6,061          --        95,935
                    --------      ------         -------       -------      -------     -------      -------     --------
Total revenues...    128,354       8,988          49,013        11,866       19,818      17,828          --       235,867
Cost of revenues:
 Cost of
 equipment
 rentals,
 excluding
 equipment rental
 depreciation....     55,202       4,591           5,170         4,730        4,228       3,813          --        77,734
 Depreciation,
 equipment
 rentals.........     17,840         999             445         2,060        2,718       3,660       (2,883)(2)   24,839
 Cost of sales of
 parts, supplies
 and equipment...     24,070       1,403          33,307         1,874        5,308       5,490          --        71,452
                    --------      ------         -------       -------      -------     -------      -------     --------
Total cost of
revenues.........     97,112       6,993          38,922         8,664       12,254      12,963       (2,883)     174,025
                    --------      ------         -------       -------      -------     -------      -------     --------
Gross profit.....     31,242       1,995          10,091         3,202        7,564       4,865        2,883       61,842
Selling, general
and
administrative
expense..........     12,254       1,280           7,107         2,129        5,782       3,882       (4,392)(3)   28,042
Depreciation and
amortization,
excluding
equipment rental
depreciation.....      2,835          87             164            72          258         269          --         3,685
Amortization of
intangibles......      2,379         --              --             61          --          --         2,216 (4)    4,656
                    --------      ------         -------       -------      -------     -------      -------     --------
Operating income.     13,774         628           2,820           940        1,524         714        5,059       25,459
Non-operating
income...........        --          --             (373)          --           --          --           373 (5)      --
Interest expense,
net..............      7,063          98              67           490          235         914        7,938 (6)   16,805
                    --------      ------         -------       -------      -------     -------      -------     --------
Income (loss)
before income
taxes and
extraordinary
items............      6,711         530           3,126           450        1,289        (200)      (3,252)       8,654
Provision
(benefit) for
income taxes.....      2,722         (60)            150            89          --         (141)         754 (7)    3,514
                    --------      ------         -------       -------      -------     -------      -------     --------
Income (loss)
before
extraordinary
items............      3,989         590           2,976           361        1,289         (59)      (4,006)       5,140
Redeemable
Preferred Stock
accretion........      1,643         --              --            --           --          --           --         1,643
                    --------      ------         -------       -------      -------     -------      -------     --------
Income (loss)
available to
common
stockholders
before
extraordinary
items............   $  2,346      $  590         $ 2,976       $   361      $ 1,289     $   (59)     $(4,006)    $  3,497
                    ========      ======         =======       =======      =======     =======      =======     ========
Income before
extraordinary
items per common
share............   $    .33                                                                                     $    .44
Weighted average
common
shares(12).......      7,218                                                                                        7,896
                    PRO FORMA
                    OFFERING       PRO FORMA
                   ADJUSTMENTS    AS ADJUSTED
                   -------------- -----------
Revenues:
 Equipment
 rentals.........    $   --        $139,932
 Sales of parts,
 supplies and
 equipment.......        --          95,935
                   -------------- -----------
Total revenues...        --         235,867
Cost of revenues:
 Cost of
 equipment
 rentals,
 excluding
 equipment rental
 depreciation....        --          77,734
 Depreciation,
 equipment
 rentals.........        --          24,839
 Cost of sales of
 parts, supplies
 and equipment...        --          71,452
                   -------------- -----------
Total cost of
revenues.........        --         174,025
                   -------------- -----------
Gross profit.....        --          61,842
Selling, general
and
administrative
expense..........       (235)(8)     27,807
Depreciation and
amortization,
excluding
equipment rental
depreciation.....        --           3,685
Amortization of
intangibles......       (152)(9)      4,504
                   -------------- -----------
Operating income.        387         25,846
Non-operating
income...........        --             --
Interest expense,
net..............     (9,482)(10)     7,323
                   -------------- -----------
Income (loss)
before income
taxes and
extraordinary
items............      9,869         18,523
Provision
(benefit) for
income taxes.....      4,006 (7)      7,520
                   -------------- -----------
Income (loss)
before
extraordinary
items............      5,863         11,003
Redeemable
Preferred Stock
accretion........     (1,643)(11)       --
                   -------------- -----------
Income (loss)
available to
common
stockholders
before
extraordinary
items............    $ 7,506       $ 11,003
                   ============== ===========
Income before
extraordinary
items per common
share............                  $    .72
Weighted average
common
shares(12).......                    15,225
                                                      (12)(13)(14)(15)

   See accompanying Notes to Unaudited Pro Forma Consolidated Statements of
                                  Operations

      NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1996

 (1) Represents the results of the 1996 Acquisitions prior to their acquisition by the Company. Results of the 1996 Acquisitions subsequent to the dates of their acquisition are included in the historical Company's results for the year ended December 31, 1996. The results of operations for the IAT Acquisition represent the results for IAT's fiscal year ended March 31, 1997. See Note 1 to the Company's Consolidated Financial Statements.

 (2) Represents the elimination of the historical carrying value rental depreciation of $9,882,000 and the Company's estimate of $6,999,000 for rental depreciation assuming the rental fleet acquired was stepped-up to fair market value at the beginning of the period. As a result, pro forma depreciation decreased by $2,883,000.

 (3) Represents the elimination of certain stockholders' salaries associated with the Pending Foxx Acquisition as one stockholder will not be employed by the Company, and one stockholder will be employed, under a lower contractual rate. Also, represents the elimination of $2,320,000 of nonrecurring litigation judgement expense associated with the Pending Foxx Acquisition.

 (4) Represents the elimination of the historical amortization of goodwill and covenants not to compete of $61,000 for the 1996 Acquisitions, the IAT Acquisition, the 1997 Other Completed Acquisitions, the Pending Foxx Acquisition and the Other Pending Acquisitions and the Company's estimate of amortization of goodwill and covenants not to compete for the above acquisitions of $2,277,000 as if the acquisitions were consummated at the beginning of the period presented. As a result, pro forma amortization expense increased by $2,216,000.

 (5) Represents elimination of income earned on assets not acquired in the IAT Acquisition.

 (6) Represents the elimination of historical interest expense of $1,804,000 and the effects on interest expense from borrowing to fund the above acquisitions of $9,742,000 as if the acquisitions were consummated at the beginning of the period presented. As a result, pro forma interest expense increased by $7,938,000.

 (7) Represents the adjustment to effect pro forma adjustments for the Company's effective tax rate of 40.6%.

 (8) Represents elimination of a $235,000 annual monitoring fee paid to an affiliate of the Company.

 (9) Represents the elimination of the amortization of capitalized debt issuance costs associated with the Bank Note and the net reduction of amortization of capitalized debt issuance costs associated with the amended and restated Revolver.

(10) Represents the elimination of historical interest expense on the Bank Note and a portion of the Revolver assuming the repayment of such indebtedness at the beginning of the period presented with a portion of the net proceeds from the sale of Common Stock offered in the Company's initial public offering in September 1996 and this Offering, and the effect of the reduction of interest expense resulting from the Company's amendments and restatements to the Revolver.

(11) Represents the elimination of historical accretion of dividends on Redeemable Preferred Stock assuming the redemption of the Redeemable Preferred Stock at the beginning of the period presented.

(12) Reflects the issuance of capital stock on January 4, 1996, as if the stock was sold at the beginning of the period presented. See Note 1 to the Company's Consolidated Financial Statements.

(13) Gives additional effect to the repurchase and elimination of a warrant and issuance of shares in the Company's initial public offering as if such transactions were consummated at the beginning of the period presented. See Note 1 to the Company's Consolidated Financial Statements.

(14) The acquisition agreements for the IAT Acquisition and the Pending Foxx Acquisition provide for the potential issuance of up to 108,108 shares of Common Stock and up to 89,630 shares of Common Stock, respectively, over three year periods following the acquisitions if certain performance objectives are met. The effects of the potential issuance of these shares are not considered in the pro forma consolidated financial statements, as the related performance objectives have not currently been achieved.

(15) Weighted average common shares include 678,306 shares of Common Stock for IAT, Foxx, and Central States.

           UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1997
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                           1997 OTHER    PENDING      OTHER      PRO FORMA      PRO     PRO FORMA
                   HISTORICAL     IAT      COMPLETED      FOXX       PENDING    ACQUISITION    FORMA    OFFERING
                   COMPANY(1) ACQUISITION ACQUISITIONS ACQUISITION ACQUISITIONS ADJUSTMENTS   COMBINED ADJUSTMENTS
                   ---------- ----------- ------------ ----------- ------------ -----------   -------- -----------
Revenues:
 Equipment
 rentals.........   $27,527     $1,029       $1,729      $2,856       $2,942      $   --      $36,083    $   --
 Sales of parts,
 supplies and
 equipment.......    13,782      6,960          616       2,241        1,515          --       25,114        --
                    -------     ------       ------      ------       ------      -------     -------    -------
Total revenues...    41,309      7,989        2,345       5,097        4,457          --       61,197        --
Cost of revenues:
 Cost of
 equipment
 rentals,
 excluding
 equipment rental
 depreciation....    14,316        828          834       1,007          953          --       17,938        --
 Depreciation,
 equipment
 rentals.........     6,306         81          432         782          915         (662)(2)   7,854        --
 Cost of sales of
 parts, supplies
 and equipment...     9,709      5,595          377       1,482        1,373          --       18,536        --
                    -------     ------       ------      ------       ------      -------     -------    -------
Total cost of
revenues.........    30,331      6,504        1,643       3,271        3,241         (662)     44,328        --
                    -------     ------       ------      ------       ------      -------     -------    -------
Gross profit.....    10,978      1,485          702       1,826        1,216          662      16,869        --
Selling, general
and
administrative
expense..........     3,784      1,194          481         417          971          --        6,847        --
Depreciation and
amortization,
excluding
equipment rental
depreciation.....     1,068         30           15          52           67          --        1,232        --
Amortization of
intangibles......       624        --            15         --           --           397 (3)   1,036        116
                    -------     ------       ------      ------       ------      -------     -------    -------
Operating income
(loss)...........     5,502        261          191       1,357          178          265       7,754       (116)
Non-operating
income...........       --         (59)         --          --           --            59 (4)     --         --
Interest expense,
net..............     1,597         13          111          64          228        1,388 (5)   3,401     (1,329)(6)
                    -------     ------       ------      ------       ------      -------     -------    -------
Income (loss)
before income
taxes and
extraordinary
item.............     3,905        307           80       1,293          (50)      (1,182)      4,353      1,213
Provision
(benefit) for
income taxes.....     1,722         37           15         --           (35)         181 (7)   1,920        535 (7)
                    -------     ------       ------      ------       ------      -------     -------    -------
Income (loss)
before
extraordinary
item.............   $ 2,183     $  270       $   65      $1,293       $  (15)     $(1,363)    $ 2,433    $   678
                    =======     ======       ======      ======       ======      =======     =======    =======
Net income per
common share
before
extraordinary
item.............   $   .19                                                                   $   .20
Weighted average
common shares....    11,493                                                                    12,172
                    PRO FORMA
                   AS ADJUSTED
                   ---------------
Revenues:
 Equipment
 rentals.........    $36,083
 Sales of parts,
 supplies and
 equipment.......     25,114
                   ---------------
Total revenues...     61,197
Cost of revenues:
 Cost of
 equipment
 rentals,
 excluding
 equipment rental
 depreciation....     17,938
 Depreciation,
 equipment
 rentals.........      7,854
 Cost of sales of
 parts, supplies
 and equipment...     18,536
                   ---------------
Total cost of
revenues.........     44,328
                   ---------------
Gross profit.....     16,869
Selling, general
and
administrative
expense..........      6,847
Depreciation and
amortization,
excluding
equipment rental
depreciation.....      1,232
Amortization of
intangibles......      1,152
                   ---------------
Operating income
(loss)...........      7,638
Non-operating
income...........        --
Interest expense,
net..............      2,072
                   ---------------
Income (loss)
before income
taxes and
extraordinary
item.............      5,566
Provision
(benefit) for
income taxes.....      2,455
                   ---------------
Income (loss)
before
extraordinary
item.............    $ 3,111
                   ===============
Net income per
common share
before
extraordinary
item.............    $   .21
Weighted average
common shares....     15,172(8)(9)

   See accompanying Notes to Unaudited Pro Forma Consolidated Statements of
                                  Operations

      NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 1997

(1) Results of the 1997 Other Completed Acquisitions and the IAT Acquisition subsequent to the dates of their acquisition are included in the historical Company's results for the three months ended March 31, 1997. See Note 1 to the Company's Consolidated Financial Statements.

(2) Represents the elimination of the historical carrying value rental depreciation of $2,210,000 and the Company's estimate of $1,548,000 for rental depreciation assuming the rental fleet acquired was stepped up to fair market value at the beginning of the period presented. As a result, pro forma depreciation decreased by $662,000.

(3) Represents the Company's estimate of amortization of goodwill and covenants not to compete for the IAT Acquisition, the 1997 Other Completed Acquisitions, the Pending Foxx Acquisition and the Other Pending Acquisitions of $397,000, as if the acquisitions were consummated at the beginning of the period presented.

(4) Represents elimination of income earned on assets not acquired in the IAT Acquisition.

(5) Represents the elimination of the IAT Acquisition, the 1997 Other Completed Acquisitions, the Pending Foxx Acquisition and the Other Pending Acquisitions historical interest expense of $416,000 and the effects on interest expense from borrowing to fund the acquisitions of $1,804,000, as if the acquisitions were consummated at the beginning of the period presented. As a result, pro forma interest expense increased by $1,388,000.

(6) Represents the elimination of historical interest expense on a portion of the Revolver assuming the repayment of such indebtedness at the beginning of the period presented with a portion of the net proceeds from the sale of Common Stock offered hereby, and the effect of the reduction of interest expense resulting from the Company's amendments and restatements to the Revolver.

(7) Represents the adjustment to effect pro forma adjustments for the Company's effective tax rate of 44.1%.

(8) The acquisition agreements for the IAT Acquisition and the Pending Foxx Acquisition provide for the potential issuance of up to 108,108 shares of Common Stock and up to 89,630 shares of Common Stock, respectively, over three year periods following the acquisitions if certain performance objectives are met. The effects of the potential issuance of these shares are not considered in the pro forma consolidated financial statements, as the related performance objectives have not currently been achieved.

(9) Weighted average common shares include 678,306 shares of Common Stock for IAT, Foxx and Central States.

                 UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                                 (IN THOUSANDS)

                                        MARCH 31, 1997(1)
                    ---------------------------------------------------------------------------
                                             1997 OTHER      PENDING      OTHER      PRO FORMA
                    HISTORICAL     IAT        COMPLETED       FOXX       PENDING    ACQUISITION
                     COMPANY   ACQUISITION ACQUISITIONS(2) ACQUISITION ACQUISITIONS ADJUSTMENTS
                    ---------- ----------- --------------- ----------- ------------ -----------
ASSETS:
 Cash and cash
  equivalents......  $  1,578    $ 7,165       $   24        $     3     $   443     $ (7,635)(5)
 Accounts
  receivable, net..    22,844      6,993          435          2,453       1,594          --
 Other receivables
  and prepaid
  expense..........     2,850        217           20             51         153         (224)(5)
 Income tax
  receivable.......     1,524        --           --             --          --           --
 Parts and
  supplies
  inventories,
  net..............    10,515      6,664          109            405         857          --
 Deferred taxes....     8,645        --           --             --          --           --
 Rental equipment,
  net..............   155,395      1,010        3,633         13,841       7,409        5,193 (6)
 Operating
  property and
  equipment, at
  cost, net........    20,764      1,377          252            422       1,301          480 (6)
 Intangible
  assets...........    41,048        --           --             --            5       59,173 (7)
 Other assets......     2,380        716          737            237          91       (1,433)(5)
                     --------    -------       ------        -------     -------     --------
                     $267,543    $24,142       $5,210        $17,412     $11,853     $ 55,554
                     ========    =======       ======        =======     =======     ========
LIABILITIES AND
 STOCKHOLDERS'
 EQUITY:
 Accounts payable..  $ 33,265    $ 2,513       $  509        $   236     $   966     $ (1,711)(5)
 Payroll and other
  accrued
  expenses.........    21,389      1,233          909          2,642         225       (3,776)(5)
 Accrued interest
  payable..........       742        --            26            --          --           (26)(5)
 Income taxes
  payable..........       939        --           --             --           18          (18)(5)
 Deferred taxes....    12,863        --           --             --          201         (201)(5)
 Bank debt and
  long term
  obligations......   101,569        705        2,784          2,420       9,637       82,079 (8)
 Obligations under
  capital leases...        55        --           --             --          --           --
                     --------    -------       ------        -------     -------     --------
 Total
  liabilities......   170,822      4,451        4,228          5,298      11,047       76,347
 Redeemable common
  stock............       --      10,775          --             --          --       (10,775)(5)
 Stockholders'
  equity
   Common stock(3).       114        903            8            100           4       (1,010)(9)
   Additional paid-
    in capital.....    93,917        --           869            --          275       11,649 (4)(9)
   Common stock
    issuable(4)....       --         --           --             --          --             2 (4)
   Accumulated
    earnings.......     2,690      8,013          105         12,014         527      (20,659)(9)
                     --------    -------       ------        -------     -------     --------
 Total
  stockholders'
  equity...........    96,721      8,916          982         12,114         806      (10,018)
                     --------    -------       ------        -------     -------     --------
                     $267,543    $24,142       $5,210        $17,412     $11,853     $ 55,554
                     ========    =======       ======        =======     =======     ========


                                  MARCH 31, 1997(1)
                         ------------------------------------
                           PRO     PRO FORMA
                          FORMA    OFFERING        PRO FORMA
                         COMBINED ADJUSTMENTS     AS ADJUSTED
                         -------- -----------     -----------
ASSETS:
 Cash and cash
  equivalents......      $  1,578  $    --         $  1,578
 Accounts
  receivable, net..        34,319       --           34,319
 Other receivables
  and prepaid
  expense..........         3,067       --            3,067
 Income tax
  receivable.......         1,524       --            1,524
 Parts and
  supplies
  inventories,
  net..............        18,550       --           18,550
 Deferred taxes....         8,645       --            8,645
 Rental equipment,
  net..............       186,481       --          186,481
 Operating
  property and
  equipment, at
  cost, net........        24,596       --           24,596
 Intangible
  assets...........       100,226       --          100,226
 Other assets......         2,728       --            2,728
                         --------  --------        --------
                         $381,714  $    --         $381,714
                         ========  ========        ========
LIABILITIES AND
 STOCKHOLDERS'
 EQUITY:
 Accounts payable..      $ 35,778       --         $ 35,778
 Payroll and other
  accrued
  expenses.........        22,622       --           22,622
 Accrued interest
  payable..........           742       --              742
 Income taxes
  payable..........           939       --              939
 Deferred taxes....        12,863       --           12,863
 Bank debt and
  long term
  obligations......       199,194   (55,644)(10)    143,550
 Obligations under
  capital leases...            55       --               55
                         --------  --------        --------
 Total
  liabilities......       272,193   (55,644)        216,549
 Redeemable common
  stock............           --        --              --
 Stockholders'
  equity
   Common stock(3).           119        30 (10)        149
   Additional paid-
    in capital.....       106,710    55,614 (10)    162,324
   Common stock
    issuable(4)....             2       --                2
   Accumulated
    earnings.......         2,690       --            2,690
                         --------  --------        --------
 Total
  stockholders'
  equity...........       109,521    55,644         165,165
                         --------  --------        --------
                         $381,714  $    --         $381,714
                         ========  ========        ========

    See accompanying Notes to Unaudited Pro Forma Consolidated Balance Sheet

            NOTES TO UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
                                MARCH 31, 1997

 (1) The purchase method of accounting has been used in preparing the Unaudited Pro Forma Consolidated Financial Statements of the Company with respect to the IAT Acquisition, the 1997 Other Completed Acquisitions, the Pending Foxx Acquisition and the Other Pending Acquisitions. Purchase accounting values have been assigned to the IAT Acquisition, the 1997 Other Completed Acquisitions, the Pending Foxx Acquisition and the Other Pending Acquisitions on a preliminary basis.

 (2) Includes amounts for the acquisition of Stop Agan Rentals and Sales, Inc. (completed in May 1997).

 (3) The acquisition agreements for the IAT Acquisition and the Pending Foxx Acquisition provide for the potential issuance of up to 108,108 shares of Common Stock and up to 89,630 shares of Common Stock, respectively, over three year periods following the acquisitions if certain performance objectives are met. The effects of the potential issuance of these shares were not considered in the pro forma consolidated financial statements.

 (4) The Common Stock issuable is associated with Common Stock for Foxx and Central States which vests over future time periods.

 (5) Represents assets not acquired or liabilities not assumed in the IAT Acquisition, the Pending Foxx Acquisition and the Other Pending Acquisitions.

 (6) Represents preliminary estimates of fair market value step-up for assets acquired.

 (7) Represents the estimated fair market value of covenants not-to-compete and goodwill represented by the excess purchase price over the estimated fair market value of net assets acquired.

 (8) Represents borrowings under the Revolver to fund the IAT Acquisition, the Pending Foxx Acquisition and the Other Pending Acquisitions .

 (9) Represents the elimination of the equity accounts of the IAT Acquisition, the Pending Foxx Acquisition and the Other Pending Acquisitions.

(10) Represents the use of the net proceeds (from the offering of the 3,000,000 shares of Common Stock offered hereby at the offering price of $19.875 per share) estimated at $55.6 million to paydown the Revolver.

        SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OPERATING DATA
          (IN THOUSANDS, EXCEPT LOCATION DATA AND PER SHARE AMOUNTS)

  The following selected consolidated statement of operations data for the years ended December 31, 1994, 1995 and 1996, and selected consolidated balance sheet data as of December 31, 1995 and 1996, has been derived from the audited consolidated financial statements of the Company appearing elsewhere in this Prospectus. The selected consolidated financial information with respect to the Company's statement of operations data for the period ending December 31, 1992 and for the year ending December 31, 1993, and with respect to the balance sheet as of December 31, 1992, 1993 and 1994 has been derived from audited financial statements of the Company that are not included in this Prospectus. The selected consolidated financial information for the three months ended March 31, 1996 and 1997 has been derived from the unaudited consolidated financial statements of the Company, which, in the opinion of management, include all adjustments (consisting only of normal recurring adjustments), necessary to present fairly the Company's results of operations and financial position at such dates and for such periods. The results for the three months ended March 31, 1997 are not necessarily indicative of the results that may be expected for future periods or for the year ending December 31, 1997. The selected operating data presented below has not been audited. The selected consolidated financial information and operating data presented below should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus.

                                                                                         THREE MONTHS ENDED
                                               YEARS ENDED DECEMBER 31,                       MARCH 31,
                                      ---------------------------------------------- -----------------------------
                            7/17/92
                          (INCEPTION)                                     PRO FORMA                     PRO FORMA
                            THROUGH                                      AS ADJUSTED                   AS ADJUSTED
                           12/31/92    1993     1994    1995     1996      1996(1)    1996     1997      1997(1)
                          ----------- -------  ------- -------  -------  ----------- -------  -------  -----------
STATEMENT OF OPERATIONS
 DATA(2):
Revenues:
 Equipment rentals......    $2,145    $17,238  $27,775 $47,170  $94,218   $139,932   $19,656  $27,527    $36,083
 Sales of parts,
  supplies
  and equipment.........     2,042      8,394   14,040  18,747   34,136     95,935     7,541   13,782     25,114
                            ------    -------  ------- -------  -------   --------   -------  -------    -------
Total revenues..........     4,187     25,632   41,815  65,917  128,354    235,867    27,197   41,309     61,197
Cost of revenues:
 Cost of equipment
  rentals, excluding
  equipment rental
  depreciation..........     1,153     11,405   16,284  27,854   55,202     77,734    12,449   14,316     17,938
 Depreciation, equipment
  rentals ..............       245      2,161    4,020   7,691   17,840     24,839     3,633    6,306      7,854
 Cost of sales of parts,
  supplies and
  equipment.............     1,898      5,959   10,298  12,617   24,070     71,452     5,067    9,709     18,536
                            ------    -------  ------- -------  -------   --------   -------  -------    -------
Total cost of revenues..     3,296     19,525   30,602  48,162   97,112    174,025    21,149   30,331     44,328
                            ------    -------  ------- -------  -------   --------   -------  -------    -------
Gross profit............       891      6,107   11,213  17,755   31,242     61,842     6,048   10,978     16,869
Selling, general and
 administrative expense.       341      2,683    4,747   6,421   12,254     27,807     2,734    3,784      6,847
Depreciation and
 amortization, excluding
 equipment rental
 depreciation...........        11        211      504   1,186    2,835      3,685       571    1,068      1,232
Amortization of
 intangibles(3).........       321      2,635    2,078     718    2,379      4,504       561      624      1,152
                            ------    -------  ------- -------  -------   --------   -------  -------    -------
Operating income........       218        578    3,884   9,430   13,774     25,846     2,182    5,502      7,638
Interest expense, net...        77        407      731   3,314    7,063      7,323     1,639    1,597      2,072
                            ------    -------  ------- -------  -------   --------   -------  -------    -------
Income before income
 taxes and extraordinary
 items..................       141        171    3,153   6,116    6,711     18,523       543    3,905      5,566
Provision for income
 taxes..................        81        465    1,177   2,401    2,722      7,520       213    1,722      2,455
                            ------    -------  ------- -------  -------   --------   -------  -------    -------
Income (loss) before
 extraordinary items....        60       (294)   1,976   3,715    3,989   $ 11,003       330    2,183    $ 3,111
                                                                          ========                       =======
Extraordinary items(4)..       --         --       --     (478)  (1,269)                 --      (534)
                            ------    -------  ------- -------  -------              -------  -------
Net income (loss).......        60       (294)   1,976   3,237    2,720                  330    1,649
Redeemable Preferred
 Stock accretion........       133      1,013    1,646   1,717    1,643                  554      --
                            ------    -------  ------- -------  -------              -------  -------
Net income (loss)
 available to common
 stockholders...........    $  (73)   $(1,307) $   330 $ 1,520  $ 1,077              $  (224) $ 1,649
                            ======    =======  ======= =======  =======              =======  =======
Income (loss) before
 extraordinary items per
 common share...........    $ (.01)   $  (.23) $   .06 $   .39  $   .33   $    .72   $  (.04) $   .19    $   .21
                                                                          ========                       =======
Extraordinary items per
 common share(4)........       --         --       --     (.09)    (.18)                 --      (.05)
                            ------    -------  ------- -------  -------              -------  -------
Net income (loss) per
 common share...........    $ (.01)   $  (.23) $   .06 $   .30  $   .15              $  (.04) $   .14
                            ======    =======  ======= =======  =======              =======  =======
Weighted average common
 shares(5)..............     5,590      5,632    5,428   5,088    7,218     15,225     5,507   11,493     15,172
SELECTED OPERATING DATA:
Beginning locations.....       --          11       21      25       50                   50       94
Locations acquired......        11         11        1      26       25                    8       12
Locations opened........       --         --         3      10       19                    5      --
Locations closed, sold
 or held for sale(6)....       --          (1)     --      (11)     --                   --       --
                            ------    -------  ------- -------  -------              -------  -------
Ending locations........        11         21       25      50       94                   63      106
                            ======    =======  ======= =======  =======              =======  =======

                                        DECEMBER 31,                      MARCH 31, 1997
                          ------------------------------------------- -----------------------
                                                                                 PRO FORMA
                           1992    1993     1994      1995     1996    ACTUAL  AS ADJUSTED(1)
                          ------- -------  -------  -------- -------- -------- --------------
BALANCE SHEET DATA:
Net book value of rental
 equipment..............  $ 8,591 $16,223  $24,138  $ 52,818 $116,921 $155,395    $186,481
Total assets............   18,360  35,877   48,098   137,832  218,933  267,543     381,714
Total debt (including
 capital leases)........    5,024   4,411   12,752    68,555   68,594  101,624     143,605
Redeemable Preferred
 Stock (net of treasury
 stock).................   10,144  25,956   26,684    28,401      --       --          --
Common Stockholders'
 equity (deficit).......       24  (1,281)  (1,474)       46   95,072   96,721     165,165

--------

(1) In addition to the Pro Forma Combined Acquisitions, the pro forma as adjusted statement of operations for the year ended December 31, 1996 gives effect to the following transactions, in each case as if such transactions had occurred on the first day of the period presented: (i) the sale by the Company of 6,027,813 shares of Common Stock in the initial public offering at a price of $16.00 per share and the sale by the Company of 3,000,000 shares of Common Stock offered hereby at the offering price of $19.875 per share, (ii) the redemption of the Company's Redeemable Preferred Stock upon application of a portion of the net proceeds to the Company from its initial public offering (and the related elimination of Redeemable Preferred Stock accretion), (iii) the repurchase of a warrant upon application of a portion of the net proceeds to the Company from its initial public offering, (iv) a reduction in interest expense as a result of reductions in indebtedness upon application of a portion of the net proceeds to the Company from its initial public offering and this offering, (v) the elimination of a $235,000 annual monitoring fee paid to an affiliate of the Company and (vi) the reduction of interest expense and amortization of intangibles expense resulting from amendments and restatements to the Revolver in September 1996, January 1997 and May 1997. In addition to the IAT Acquisition, the 1997 Other Completed Acquisitions, the Pending Foxx Acquisition and the Other Pending Acquisitions, the pro forma as adjusted consolidated statements of operations for the three months ended March 31, 1997 and the pro forma as adjusted balance sheet at March 31, 1997 give additional effect to the following transactions, in the case of the statement of operations as if such transactions had occurred on the first day of the period presented and in the case of the balance sheet as if they had occurred at March 31, 1997: (i) the sale by the Company of 3,000,000 shares of Common Stock offered hereby at the offering price of $19.875 per share, (ii) a reduction in interest expense as a result of reductions in indebtedness upon application of a portion of the net proceeds to the Company from this offering, and (iii) the reduction of interest expense and amortization of intangibles resulting from amendments and restatements to the Revolver in January 1997 and May 1997. See "Use of Proceeds," "Capitalization," "Unaudited Pro Forma Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Certain Relationships and Related Transactions" and the Company's Consolidated Financial Statements and the Notes thereto.

(2) The Company's acquisitions have been accounted for as purchases and, accordingly, the operations of the acquired businesses are included in the statement of operations data from the effective date of acquisition. On April 25, 1997 the Company completed its acquisition of IAT, and pursuant to the acquisition agreement, the Company assumed effective control of IAT's operations on March 1, 1997. Accordingly, the Company has included IAT's revenues, costs and expenses from such date in its consolidated statements of operations, net of imputed purchase price adjustments, and has included IAT's balance sheet in its consolidated balance sheet as of April 25, 1997.

(3) 1993 data includes $781,000 for the write-off of costs in excess of net assets acquired.

(4) The Company's 1995 extraordinary item represents the loss on extinguishment of debt related to the $30.0 million revolving credit facility paid off September 12, 1995. The Company's 1996 extraordinary item represents the loss on extinguishment of debt related to the amendment to the Revolver in September 1996. The Company's 1997 extraordinary item represents the loss on extinguishment of debt related to the amendment and restatement to the Revolver in January 1997.

(5) See Note 1 to the Company's Consolidated Financial Statements.

(6) In 1996, the Company closed or disposed of Holdings' California locations, which were previously classified as "assets held for sale" in the Company's Consolidated Financial Statements.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis of the Company's consolidated financial condition and consolidated results of operations should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

OVERVIEW

  From its formation in 1992 through the initial public offering of its Common Stock in September 1996, the Company acquired 16 businesses comprised of 65 locations and opened 30 start-up locations. Since the initial public offering, the Company has completed 13 acquisitions consisting of 22 locations, has executed definitive agreements (subject to closing conditions and governmental approvals) to acquire an additional two companies consisting of eight locations and has opened two start-up locations. See "Recent Developments." The Company has also focused on increasing revenues and profitability across its locations through investments in fleet expansion, the implementation of information systems designed to improve asset utilization and targeted marketing efforts. As a result, the Company's total revenues have increased from $25.6 million in the year ended December 31, 1993 to $128.4 million in the year ended December 31, 1996. During the same period, the Company's operating margin has expanded from 2.3% to 10.6%.

  The Company has historically financed its acquisitions, start-up locations and capital expenditures primarily through the issuance of equity securities, internally generated cash flow and bank borrowings. Such financings have increased the Company's interest expense and resulted in the accretion of dividends on Redeemable Preferred Stock prior to its redemption in September 1996. Because all of the acquisitions have been accounted for under the purchase method of accounting, such acquisitions have increased the Company's goodwill and other intangibles (including covenants not to compete). During the initial phase of an acquisition or start-up location, the Company typically incurs expenses related to completing acquisitions and opening start-up locations, training employees, installing or converting information systems, facility set-up and marketing expenses. As a result, the profitability of a new location is generally expected to be lower in the initial period of its operation than in subsequent periods. Integration of acquisitions is generally completed within the first six months, while the Company generally expects start-up locations to achieve normalized profitability after one year. The Company anticipates that as it continues to implement its growth strategy, new locations will continue to impact the Company's margins until such locations achieve normalized profitability.

  The Company is continually involved in the investigation and evaluation of potential acquisitions and start-up locations. Any such transactions are typically subject to numerous conditions, including due diligence investigation, environmental review and negotiation of a definitive purchase agreement. In evaluating acquisition targets, the Company considers, among other things, its competitive market position, management team, growth position, and the demographic characteristics of the target market. At any time, the Company may have one or more offers outstanding and may have executed one or more letters of intent or binding acquisition agreements. The Company has executed definitive agreements to acquire Foxx and Central States. In addition, the Company has entered into letters of intent to acquire three rental businesses with a total of seven locations for an aggregate purchase price of $10.5 million. There can be no assurance, however, that such definitive agreements, letters of intent or discussions will result in any particular transaction being consummated.

  In connection with the acquisition of Holdings, the Company sold or closed all of Holdings' 11 rental locations in California, which were previously classified as "assets held for sale" in the Company's Consolidated Financial Statements.

  The Company continually reinvests in ongoing capital expenditures in order to acquire and maintain a competitive, high quality rental equipment fleet. For the years ended December 31, 1994, 1995 and 1996, the Company's capital expenditures aggregated $17.0 million, $23.6 million and $86.8 million, respectively. The Company depreciates rental equipment over periods ranging from three to seven years, which has resulted in equipment rental depreciation of $4.0 million, $7.7 million and $17.8 million for the years ended December 31, 1994, 1995 and 1996, respectively. Depreciation related to new rental equipment periodically contributes to short-term margin pressure, since new rental equipment does not immediately generate revenues at historical equipment utilization rates. In recent years, the Company has also made substantial investments in information systems.

  On September 18, 1996, the Company completed an initial public offering of 6,325,000 shares of its Common Stock, of which 6,027,813 shares were offered by the Company, with the remainder offered by the selling stockholders. Net proceeds to the Company of approximately $89.7 million were utilized to redeem all outstanding shares of its preferred stock, repay in full a senior secured term loan (the "Bank Note") and to repurchase the related warrants, reduce its outstanding obligations under the Revolver and to pay offering expenses.

RESULTS OF OPERATIONS

  The following table sets forth, for the periods indicated, information derived from the consolidated statements of operations of the Company expressed as a percentage of total revenues, and the percentage change in such items compared to the same period in the prior year. There can be no assurance that the trends in revenue growth or operating results will continue in the future.

                           PERCENTAGE OF TOTAL REVENUES              PERCENTAGE INCREASE (DECREASE)
                          -----------------------------------  -----------------------------------------
                                               THREE MONTHS
                             YEARS ENDED           ENDED
                            DECEMBER 31,         MARCH 31,                                THREE MONTHS
                          -------------------  --------------                            ENDED MARCH 31,
                          1994   1995   1996    1996    1997   1995 VS 1994 1996 VS 1995  1997 VS 1996
                          -----  -----  -----  ------  ------  ------------ ------------ ---------------
Revenues:
 Equipment rentals......   66.4%  71.6%  73.4%   72.3%   66.6%     69.8%        99.7%          40.0%
 Sales of parts,
  supplies and
  equipment.............   33.6   28.4   26.6    27.7    33.4      33.5         82.1           82.8
                          -----  -----  -----  ------  ------
Total revenues..........  100.0  100.0  100.0   100.0   100.0      57.6         94.7           51.9
Cost of revenues:
 Cost of equipment
  rentals, excluding
  equipment rental
  depreciation..........   39.0   42.3   43.0    45.8    34.6      71.1         98.2           15.0
 Depreciation, equipment
  rentals...............    9.6   11.7   13.9    13.4    15.3      91.3        132.0           73.6
 Cost of sales of parts,
  supplies and
  equipment.............   24.6   19.1   18.8    18.6    23.5      22.5         90.8           91.6
                          -----  -----  -----  ------  ------
 Total cost of revenues.   73.2   73.1   75.7    77.8    73.4      57.4        101.6           43.4
                          -----  -----  -----  ------  ------
Gross profit............   26.8   26.9   24.3    22.2    26.6      58.3         76.0           81.5
Selling, general and ad-
 ministrative expense...   11.4    9.7    9.5    10.1     9.2      35.3         90.8           38.4
Depreciation and amorti-
 zation, excluding
 equipment rental depre-
 ciation................    1.2    1.8    2.2     2.1     2.6     135.3        139.0           87.0
Amortization of intangi-
 bles...................    4.9    1.1    1.9     2.0     1.5     (65.4)       231.3           11.2
                          -----  -----  -----  ------  ------
Operating income........    9.3   14.3   10.7     8.0    13.3     142.8         46.1          152.2
Interest expense, net...    1.8    5.0    5.5     6.0     3.8     353.4        113.1           (2.6)
                          -----  -----  -----  ------  ------
Income before income
 taxes and extraordinary
 items..................    7.5%   9.3%   5.2%    2.0%    9.5%     94.0          9.7          619.2
                          =====  =====  =====  ======  ======
Other Data:
 Rental gross profit....   26.9   24.6   22.5    18.2    25.1      55.6         82.2           93.2
 Sales gross profit.....   26.7   32.7   29.5    32.8    29.6      63.8         64.2           64.6

THREE MONTHS ENDED MARCH 31, 1997 COMPARED TO THREE MONTHS ENDED MARCH 31,
1996

  Revenues. Total revenues for the three months ended March 31, 1997 increased 51.9% to $41.3 million from $27.2 million in the same period in 1996. This increase was primarily due to the inclusion of revenues from acquisitions of 14 businesses (consisting of 28 locations) and the opening of 15 start-up locations subsequent to March 31, 1996. Equipment rental revenues increased 40.0% to $27.5 million from $19.7 million due to a larger rental fleet as a result of acquisitions, the partial period impact of $44.1 million in capital expenditures during the first three months of 1997 and the full period impact of $86.8 million in capital expenditures in 1996. Sales of parts, supplies and equipment increased 82.8% to $13.8 million from $7.5 million due primarily to the increased number of rental locations selling these items and the acquisition of IAT, effective in the Company's results of operations from March 1, 1997.

  Gross Profit. Gross profit for the three months ended March 31, 1997 increased to $11.0 million, or 26.6% of total revenues, from $6.0 million, or 22.2% of total revenues, in the same period in 1996. Gross margins on equipment rentals increased to 25.1% of equipment rental revenues from 18.2% for the three months ended March 31, 1996 primarily due to the impact of the 43 locations added since March 31, 1996 and the absence of start-up locations during the three months ended March 31, 1997. Gross margin on sales of parts, supplies and equipment decreased to 29.6% of sales from 32.8%, due primarily to the acquisition of IAT (effective in the Company's results of operations from March 1, 1997) and a change in the product mix of parts, supplies and equipment sales. The Company believes that the gross margin on sales of parts, supplies and equipment will likely continue to decline due to the impact of IAT's product sales, which generally have lower gross margins than the parts, supplies and equipment sold by the Company prior to the acquisition of IAT.

  Selling, General and Administrative Expense. Selling, general and administrative expense for the three months ended March 31, 1997 was $3.8 million, or 9.2% of total revenues, compared to $2.7 million, or 10.1% of total revenues, in the same period in 1996. This percentage decrease is a result of total revenues increasing at a faster rate than selling, general and administrative expenses.

  Depreciation and Amortization, excluding equipment rental depreciation. Depreciation and amortization, excluding equipment rental depreciation, for the three months ended March 31, 1997 was $1.1 million, or 2.6% of total revenues, compared to $571,000, or 2.1% of total revenues, for the same period in 1996. This increase is primarily attributable to the larger fleet of service and delivery vehicles in 1997 versus 1996, which has grown as a result of the Company's increased number of locations.

  Amortization of Intangibles. Amortization of intangibles for the three months ended March 31, 1997 was $624,000, or 1.5% of total revenues, compared to $561,000, or 2.0% of total revenues, for the same period in 1996. This increase is due to additional goodwill and covenants not-to-compete associated with acquisitions since March 31, 1996.

  Provision for Income Taxes. Provision for income taxes was $1.7 million for the three months ended March 31, 1997 compared to $213,000 in the same period in 1996. The Company's effective tax rate was 44.1% for the three months ending March 31, 1997, compared to 39.2% for the same period in 1996. The increase in the Company's effective tax rate is a result of increased levels of non-deductible items, primarily goodwill.

  Extraordinary Items. In connection with the implementation of the amended Revolver in January 1997, the Company wrote off the related unamortized deferred financing costs and recorded a loss on extinguishment of debt of $920,000, which has been classified as an extraordinary item, net of income taxes of $386,000.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

  Revenues. Total revenues for the year ended December 31, 1996 increased 94.7% to $128.4 million compared to $65.9 million for the year ended December 31, 1995. This increase was primarily due to the full period impact of the acquisition of Holdings (consisting of 11 locations), the full period impact of ten start-up locations opened in 1995 and the inclusion of revenues from 11 acquired businesses (consisting of 25 locations) and the opening of 19 start-up locations during 1996. Equipment rental revenues increased 99.7% to $94.2 million for the year ended December 31, 1996 from $47.2 million in the same period in 1995 due to a larger rental fleet as a result of acquisitions, the partial year impact of $86.8 million in capital expenditures in 1996 and the full year impact of 1995 capital expenditures of $23.6 million. Sales of parts, supplies and equipment increased 82.1% to $34.1 million for the year ended December 31, 1996 from $18.7 million for the year ended December 31, 1995 due primarily to the increased number of rental locations selling these items.

  Gross Profit. Gross profit for the year ended December 31, 1996 increased to $31.2 million, or 24.3% of total revenues, from $17.8 million, or 26.9% of total revenues, for the year ended December 31, 1995. Gross margins on equipment rentals decreased to 22.5% of equipment rental revenues from 24.6% for the year ended December 31, 1995 primarily due to the impact of 44 location additions during the period. These new locations were comprised of 25 acquired locations and 19 start-ups, and operated for an average of seven months during the period. Start-ups and acquisitions generally incur start-up and integration expenses during their first six months of operation resulting in lower profit margins than the Company's more established locations. Gross margin on sales of parts, supplies and equipment decreased to 29.5% of sales from 32.7% in 1995, due primarily to a change in the product mix of parts, supplies and equipment sales.

  Selling, General and Administrative Expense. Selling, general and administrative expense increased to $12.3 million, or 9.5% of total revenues, for the year ended December 31, 1996, compared to $6.4 million, or 9.7% of total revenues, for the year ended December 31, 1995. This increase is attributable primarily to the increase in the number of locations from 1995.

  Depreciation and Amortization, excluding equipment rental depreciation. Depreciation and amortization, excluding equipment rental depreciation, for the year ended December 31, 1996 was $2.8 million, or 2.2% of total revenues, compared to $1.2 million, or 1.8% of total revenues, for the same period in 1995. This increase is primarily attributable to the larger fleet of service and delivery vehicles in 1996 versus 1995, as well as to capital expenditures on rental locations in order to standardize their appearance.

  Amortization of Intangibles. Amortization of intangibles for the year ended December 31, 1996 was $2.4 million, or 1.9% of total revenues, compared to $718,000, or 1.1% of total revenues, for the same period in 1995. This increase is due to the full year impact of additional goodwill and covenants not-to-compete associated with 1995 acquisitions, the partial year impact of additional goodwill and covenants not-to-compete associated with 1996 acquisitions and amortization of the capitalized costs associated with the Revolver entered into in September 1995, amended in January 1996 and amended and restated in September 1996.

  Interest Expense, net. Interest expense, net, for the year ended December 31, 1996 was $7.1 million, compared to $3.3 million for the year ended December 31, 1995. This increase was the result of the Company's increased average debt outstanding for the year ended December 31, 1996 compared to the same period in 1995, as well as amortization of mandatory increases in the prepayment price of the Bank Note. The increased debt resulted from start-up locations, acquisitions and capital expenditures financed under the Company's Revolver. In September 1996, the Company utilized proceeds from its initial public offering of $13.0 million to repay the Bank Note and $37.7 million to reduce its indebtedness under the Revolver.

  Provision for Income Taxes. Provision for income taxes was $2.7 million for the year ended December 31, 1996, compared to $2.4 million for the same period in 1995. The Company's effective tax rate was 40.6% for 1996, as compared to 39.3% for 1995. The Company's effective tax rate for the fourth quarter of 1996 increased to 42.0% as a result of increased levels of non-deductible items. This higher tax rate is expected to continue in future periods.

  Extraordinary Items. In connection with the implementation of the amended Revolver in September 1996, the Company wrote off the related unamortized deferred financing costs and recorded a loss on extinguishment of debt of $2.5 million, which has been classified as an extraordinary item, net of income taxes of $964,000. Additionally, in September 1996, the Company repaid the Bank Note and repurchased the related warrants for $13.0 million, resulting in a gain on extinguishment of debt of $362,000, which has been classified as an extraordinary item, net of income taxes of $142,000. In 1995, the Company paid off the borrowings under the 1993 revolving credit agreement upon entering into the Revolver, resulting in a loss on extinguishment of such debt of $783,000 which has been classified as an extraordinary item, net of income taxes of $305,000.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

  Revenues. Total revenues for the year ended December 31, 1995 increased 57.6% to $65.9 million compared to $41.8 million for the year ended December 31, 1994. This increase was primarily due to the inclusion of revenues from acquisitions of five businesses and the opening of ten start-up locations in 1995. Equipment rental revenues increased 69.8% to $47.2 million for the year ended December 31, 1995 from $27.8 million in the same period in 1994. The acquisition of Holdings accounted for $10.2 million or 52.6% of the increase in equipment rental revenues. In addition, rental revenues increased due to a larger rental fleet as a result of acquisitions, the partial year impact of approximately $23.6 million of capital expenditures in 1995 and the full year impact of 1994 capital expenditures of $17.0 million. Sales of parts, supplies and equipment increased 33.5% to $18.7 million for the year ended December 31, 1995 from $14.0 million for the year ended December 31, 1994. The increase was primarily due to an increase in the number of rental locations selling these items. The acquisition of Holdings accounted for $1.7 million, or approximately 36.2%, of the increase.

  Gross Profit. Gross profit for the year ended December 31, 1995 increased to $17.8 million or 26.9% of total revenues from $11.2 million, or 26.8% of total revenues, for the year ended December 31, 1994. Gross margin on equipment rentals decreased to 24.6% of rental revenues from 26.9% for the year ended December 31, 1994 due primarily to an increase in rental depreciation expense as a percentage of rental revenues from 14.5% to 16.3% as a result of $23.6 million in capital expenditures in 1995, and a higher number of acquisitions and start-ups in 1995, with correspondingly higher start-up and acquisition expenses. Gross margin on sales of parts, supplies and equipment increased to 32.7% of sales in 1995 from 26.7% in 1994 due to a favorable product mix among parts, supplies and equipment sales.

  Selling, General and Administrative Expense. Selling, general and administrative expense increased to $6.4 million, or 9.7% of total revenues for the year ended December 31, 1995, compared to $4.7 million or 11.4% of total revenues, for the year ended December 31, 1994. The increase of $1.7 million was attributable to infrastructure costs associated with start-ups and acquisitions.

  Depreciation and amortization, excluding equipment rental depreciation. Depreciation and amortization, excluding equipment rental depreciation, for the year ended December 31, 1995 was $1.2 million, or 1.8% of total revenues, compared to $504,000, or 1.2% of total revenues, for the same period in 1994. The increase of $682,000 was attributable to a larger fleet of vehicles associated with start-up locations and continued replacement of older delivery vehicles.

  Amortization of intangibles. Amortization of intangibles expense for the year ended December 31, 1995 was $718,000 compared to $2.1 million for the same period in 1994. The decrease of $1.4 million was caused by the completion in 1994 of the amortization of covenants not-to-compete associated with 1993 acquisitions.

  Interest Expense, net. Interest expense, net, for the year ended December 31, 1995 was $3.3 million, compared to $731,000 for the year ended December 31, 1994. The increase was attributable primarily to increased average debt outstanding, as well as amortization of mandatory increases in the prepayment price of the Bank Note. During the year, total debt increased from $12.8 million to $68.6 million. The increase in debt resulted from acquisitions, capital expenditures and start-up locations financed under the Company's Revolver.

  Provision for Income Taxes. Provision for income taxes was $2.4 million for fiscal 1995, as compared to $1.2 million for 1994. The Company's effective tax rate was 39.3% for 1995, as compared to 37.3% for 1994.

  Extraordinary Item. In 1995, the Company paid off the borrowings under the 1993 revolving credit agreement upon entering into the Revolver, resulting in a loss on extinguishment of such debt of $783,000 which has been classified as an extraordinary item, net of income taxes of $305,000.

LIQUIDITY AND CAPITAL RESOURCES

  In September 1996, the Company received proceeds of $89.7 million, net of underwriting discounts, from the sale of 6,027,813 shares of common stock in an initial public offering. Specifically, the Company used these proceeds as follows: (i) to redeem all of the outstanding shares of its redeemable preferred stock for

$37.9 million; (ii) to repay the Bank Note and repurchase the related warrants, which entitled the bank to purchase 87,120 shares of the Company's Common Stock, for $13.0 million; (iii) to reduce indebtedness under its Revolver through repayments of $37.7 million; and (iv) to pay offering expenses.

  The Company's primary uses of cash have been the funding of capital expenditures, acquisitions and start-up locations. The Company historically has financed its capital expenditures, acquisitions and start-up locations primarily through the issuance of equity securities, secured bank borrowings and net cash provided by operating activities. The Company had cash and cash equivalents of $1.6 million at March 31, 1997 and $1.5 million at December 31, 1996.

  During the three months ended March 31, 1997, the Company's operating activities provided net cash flow of $20.3 million, as compared to $9.8 million for the same period in the prior year. The principal causes for the variation in cash flow between the periods were higher net income, increased depreciation and amortization, higher average accounts payable and decreased levels of other receivables and prepaid expense. During the year ended December 31, 1996, the Company's operating activities provided net cash flow of $23.5 million, as compared to $12.5 million for the prior year. The principal causes for the variation in cash flow between the periods were increased profit level based on an increased number of locations, increased depreciation and amortization and higher average accounts payable.

  Net cash used in investing activities was $51.5 million in the three months ended March 31, 1997, compared to $29.7 million in the same period for the prior year. The increase was primarily attributable to a higher combined level of capital expenditures and acquisitions. Acquisition spending totaled $12.0 million in the three months ended March 31, 1997 and 1996. In addition, the Company had capital expenditures of $44.1 million and $18.9 million in the three months ended March 31, 1997 and 1996, respectively. Capital expenditures were primarily for purchases of rental equipment. Included in investing activities were proceeds from the sale of equipment, which were $4.6 million for the three months ended March 31, 1997, compared to $2.7 million for the same period in the prior year. This increase was primarily the result of a larger fleet resulting from acquisitions and capital expenditures.

  Net cash used in investing activities was $84.7 million for the year ended December 31, 1996, as compared to $61.6 million for the prior year. The increase was primarily attributable to a higher combined level of capital expenditures and acquisitions. The Company had capital expenditures of $86.8 million and $23.6 million in the years ended December 31, 1996 and 1995, respectively. Acquisition spending totaled $27.3 million and $42.1 million in the years ended December 31, 1996 and 1995, respectively. Capital expenditures were primarily for purchases of rental equipment. Included in investing activities were proceeds from the sale of equipment, which were $12.7 million for the year ended December 31, 1996, compared to $4.1 million for the prior year. This increase was primarily the result of a larger fleet resulting from acquisitions and fleet investments made for start-up locations. Also included in 1996 in investing activities were $16.7 million of proceeds from assets held for sale.

  Net cash provided by financing activities was $31.3 million for the three months ended March 31, 1997, compared to $19.9 million in the same period for the prior year. The net cash provided by financing activities was primarily due to borrowings under the Revolver.

  Net cash provided by financing activities was $61.3 million for the year ended December 31, 1996, as compared to $49.8 million for the prior year. The net cash provided by financing activities was primarily due to issuances of capital stock, specifically from the Company's initial public offering, and borrowings under the Revolver.

  The Company's principal source of liquidity is the Revolver, which consists of a revolving line of credit and availability of letters of credit, which combined initially could not exceed $125.0 million. As of February 1, 1997, the Company amended the Revolver to, among other things, increase the availability to $200.0 million, increase the advance rates on eligible rental equipment to 100%, decrease the interest rate margins by 0.50% and extend the maturity date to January 31, 2002. The amended Revolver increased the allowed investments and capital expenditures to $90.0 million in 1997, $105.0 million in each of 1998 and 1999, $115.0 million in 2000 and $105.0 million in 2001 (plus amounts reinvested from asset sales). In connection with the implementation of the amended Revolver, the Company recorded an extraordinary loss on extinguishment of debt of $920,000, net of income taxes of $386,000, in the first quarter of 1997 associated with the write-off of unamortized debt issuance costs.

  The amended Revolver also contains provisions to annually adjust the prime and Eurodollar interest rate margins based on the Company's achievement of specified interest coverage ratios. The total amount of credit available under the amended Revolver is limited to a borrowing base equal to the sum of (i) 85% of eligible accounts receivable of the Company's subsidiaries and (ii) 100% of the value (at the lower of net book value or market) of eligible rental equipment. The amended Revolver expires January 31, 2002. The obligation of the lender to make loans or issue letters of credit under the Revolver is subject to certain customary conditions. In addition, the Revolver has financial covenants for RSC regarding debt incurrence, interest coverage, capital expenditure investment and minimum EBITDA levels. The Revolver also contains covenants and provisions that restrict, among other things, the Company's subsidiaries' ability to: (i) incur additional indebtedness; (ii) incur liens on their property, (iii) enter into contingent obligations; (iv) make certain capital expenditures and investments; (v) engage in certain sales of assets; (vi) merge or consolidate with or acquire another person or engage in other fundamental changes; (vii) enter into leases; (viii) engage in certain transactions with affiliates; and (ix) declare or pay dividends to RSC. As of March 31, 1997, the Company was in compliance with all covenants of the Revolver, and substantially all of the Company's net consolidated assets were restricted under the terms of the Revolver.

  Borrowings under the Revolver are secured by all of the real and personal property of the Company's subsidiaries and a pledge of the capital stock and intercompany debt of the Company's subsidiaries. RSC is a guarantor of the obligations of its subsidiaries under the Revolver, and has granted liens on substantially all of its assets (including the stock of its subsidiaries) to secure such guaranty. The Revolver also restricts the Company from declaring or paying dividends on its Common Stock. In addition, the Company's subsidiaries are guarantors of the obligations of the other subsidiaries under the Revolver. The Revolver includes a $2 million letter of credit facility, with a fee equal to 2.75% of the face amount of letters of credit payable to the lenders and other customary fees payable to the issuer of the letter of credit. A commitment fee equal to 0.5% of the unused commitment, excluding the face amount of all outstanding and undrawn letters of credit, is also payable monthly in arrears.

  At May 29, 1997, the principal amount outstanding under the Revolver was $170.2 million, the interest rate on such borrowings was 7.7%, and an additional $20.2 million was available to the Company under the Revolver. In conjunction with and subject to completion of the offering, the Company intends to amend the Revolver to increase the availability to $300.0 million, to decrease the interest rate margins by 25 basis points, with further decreases if certain interest coverage ratios are met, and to reduce the unused line fee to .25% of the unused commitment.

  As part of its growth strategy, the Company is continually involved in the investigation and evaluation of potential acquisitions and start-up locations. The Company is currently evaluating a number of acquisition opportunities and start-up locations and may at any time be a party to one or more letters of intent or acquisition agreements. The Company has executed definitive agreements to acquire Foxx and Central States. In addition, the Company has also entered into letters of intent for the acquisition of three businesses with seven locations in Arkansas and Florida. Since December 31, 1996, the Company has completed seven acquisitions of rental equipment businesses with an aggregate of 13 locations in Arkansas, Georgia, Louisiana and Texas. The Company's liquidity and capital resources have been and will continue to be significantly impacted by the Company's growth strategy and by the need to offer customers a modern and well-maintained rental equipment fleet. The Company must be able to make the capital expenditures necessary to acquire and maintain its rental fleet.

  The Company believes that cash flow from operations, together with availability under the amended Revolver and vendor financing in appropriate cases, will be sufficient to support its operations and capital liquidity requirements for the next 12 months. However, if significant acquisition opportunities arise, the Company may need to seek additional capital to complete them. Such acquisitions could be financed through incurrence of additional indebtedness, including convertible debt, or issuance of common or preferred stock (which may be issued to third parties or to sellers of acquired businesses), depending on market conditions. If such financing were not available, the Company's growth strategy could be hampered and its cash flow from operations reduced, thereby constraining funds available for growth and acquisitions. Further, additional indebtedness would increase RSC's leverage and may make the Company more vulnerable to economic downturns and may limit its ability to withstand competitive pressures. However, there can be no assurance that the Company's business will generate sufficient cash flow or that future borrowings or additional capital, if and when required, will be available on terms acceptable to the Company, or at all.

REDEEMABLE PREFERRED STOCK AND ACCRETION

  Between July 1992 and January 1996, the Company issued a total of 319,805 shares of its Redeemable Preferred Stock at a price of $100 per share. The Redeemable Preferred Stock accrued dividends at the rate of 6% per annum, compounded quarterly. The dividends accrued were $1.6 million, $1.7 million and $1.6 million for the years ended December 31, 1994, 1995 and 1996, respectively. In September 1996, the Company utilized $37.9 million of the proceeds from its initial public offering to redeem all outstanding shares of its Redeemable Preferred Stock.

ENVIRONMENTAL

  The Company and its operations are subject to a variety of federal, state and local laws and regulations governing, among other things, worker safety, air emissions, water discharge and the generation, handling, storage, transportation, treatment and disposal of hazardous substances and wastes. Under such laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, such property, as well as related costs of investigation and property damage. The Company incurs ongoing expenses associated with the removal of older underground storage tanks and the performance of appropriate remediation at certain of its locations. The Company has accrued $763,000 at December 31, 1996 and March 31, 1997, related to the removal of underground tanks and remediation expenses. The Company believes that the impact of the cost of such remediation on its financial position, results of operations and cash flows will not be material. See "Risk Factors--Government and Environmental Regulation."

ASSETS HELD FOR SALE

  In connection with the acquisition of Holdings, the Company decided to sell, close or dispose of Holdings' rental locations in California, as they did not meet the Company's financial performance criteria and were not part of the Company's strategic plans. The assets related to those rental locations, consisting primarily of rental equipment and accounts receivable, were classified as assets held for sale in the Company's Consolidated Financial Statements at December 31, 1995. The Company accrued the expected cash outflows from operations of the rental locations through the expected date of disposal as part of the allocation of the purchase price. The initial accrual of $2,492,000 included $1,404,000 of allocated interest expense. The pre-tax income during the period from September 12, 1995 through December 31, 1995 was $508,000, which included allocated interest expense of $422,000 and a gain on disposal of assets of $649,000, and was credited to the accrual. The pre-tax loss during the year ended December 31, 1996 was $3,380,000, which included allocated interest expense of $751,000 and a gain on disposal of assets of $513,000, and was charged to the accrual. In 1996, the Company revised its estimates of the operating cash outflows expected to be incurred as part of the disposal of the California locations and accrued an additional $1,292,000, which was recorded as an adjustment to goodwill. During 1996, the Company sold or closed all of the California locations, and has a remaining balance in the accrual of $912,000 at December 31, 1996. During the three months ended March 31, 1997, $249,000 was charged to the accrual, leaving a remaining balance of $663,000 at March 31, 1997.

COMMITMENTS TO PURCHASE EQUIPMENT

  At March 31, 1997, the Company was obligated, under noncancellable purchase commitments, to purchase $17.8 million of rental equipment. Such purchases are expected to be financed with cash flows from operations and through borrowings under the Revolver.

SEASONALITY AND SELECTED QUARTERLY OPERATING RESULTS

  The following table sets forth unaudited quarterly consolidated statement of operations data for the years ended December 31, 1995 and 1996 and the quarter ended March 31, 1997. The unaudited quarterly information has been prepared on the same basis as the annual financial information and, in management's opinion, includes all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information for the quarters presented. Historically, the Company's revenues and operating results have varied from quarter to quarter and are expected to continue to fluctuate in the future. These fluctuations have been due to a number of factors, including: general economic conditions in the Company's markets; the timing of acquisitions and start-up locations and related costs; the effectiveness of integrating acquired businesses and start-up locations; the timing of fleet expansion capital expenditures; the realization of targeted equipment utilization rates; seasonal rental patterns of the Company's customers; and price changes in response to competitive factors. In addition, operating results have been seasonally lower during the first and fourth fiscal quarters than during the other quarters of the fiscal year. The operating results for any historical quarter are not necessarily indicative of results for any future period.

                                 1995 QUARTERS ENDED                1996 QUARTERS ENDED          1997 QUARTER
                          ---------------------------------- -----------------------------------    ENDED
                          MARCH 31 JUNE 30 SEPT. 30  DEC. 31 MARCH 31  JUNE 30 SEPT. 30  DEC. 31   MARCH 31
                          -------- ------- --------  ------- --------  ------- --------  ------- ------------
                                         (IN THOUSANDS, EXCEPT PER SHARE AND LOCATION DATA)
Revenues:
 Equipment rentals......  $ 7,578  $ 9,009 $11,894   $18,689 $19,656   $22,874 $25,212   $26,476   $27,527
 Sales of parts,
  supplies and
  equipment.............    4,005    3,943   4,567     6,232   7,541     8,393   9,419     8,783    13,782
                          -------  ------- -------   ------- -------   ------- -------   -------   -------
Total revenues..........   11,583   12,952  16,461    24,921  27,197    31,267  34,631    35,259    41,309
Cost of revenues:
 Cost of equipment
  rentals, excluding
  equipment rental
  depreciation..........    4,476    5,067   7,189    11,122  12,449    13,551  14,977    14,225    14,316
 Depreciation, equipment
  rentals...............    1,317    1,558   1,881     2,935   3,633     4,156   4,586     5,465     6,306
 Cost of sales of parts,
  supplies and
  equipment.............    2,550    2,683   3,157     4,227   5,067     5,802   6,750     6,451     9,709
                          -------  ------- -------   ------- -------   ------- -------   -------   -------
Total cost of revenues..    8,343    9,308  12,227    18,284  21,149    23,509  26,313    26,141    30,331
                          -------  ------- -------   ------- -------   ------- -------   -------   -------
Gross profit............    3,240    3,644   4,234     6,637   6,048     7,758   8,318     9,118    10,978
Selling, general and
 administrative expense.    1,097    1,159   1,413     2,752   2,734     3,028   3,299     3,193     3,784
Depreciation and
 amortization, excluding
 equipment rental
 depreciation...........      159      193     237       597     571       607     651     1,006     1,068
Amortization of
 intangibles............      155      157      14       392     561       600     664       554       624
                          -------  ------- -------   ------- -------   ------- -------   -------   -------
Operating income........    1,829    2,135   2,570     2,896   2,182     3,523   3,704     4,365     5,502
Interest expense, net...      355      456     890     1,613   1,639     2,045   2,135     1,244     1,597
                          -------  ------- -------   ------- -------   ------- -------   -------   -------
Income before income
 taxes and extraordinary
 items..................    1,474    1,679   1,680     1,283     543     1,478   1,569     3,121     3,905
Provision for income
 taxes..................      575      660     659       507     213       581     617     1,311     1,722
                          -------  ------- -------   ------- -------   ------- -------   -------   -------
Income before
 extraordinary items....      899    1,019   1,021       776     330       897     952     1,810     2,183
Extraordinary items, net
 of income tax benefit
 of $305 in 1995 and
 $822 in 1996 and $386
 in 1997................      --       --     (478)      --      --        --   (1,269)      --       (534)
                          -------  ------- -------   ------- -------   ------- -------   -------   -------
Net income..............      899    1,019     543       776     330       897    (317)    1,810     1,649
Redeemable preferred
 stock accretion........      420      426     432       439     554       565     524       --        --
                          -------  ------- -------   ------- -------   ------- -------   -------   -------
Net income (loss)
 available to common
 stockholders...........  $   479  $   593 $   111   $   337 $  (224)  $   332 $  (841)  $ 1,810   $ 1,649
                          =======  ======= =======   ======= =======   ======= =======   =======   =======
Weighted average common
 and common equivalent
 shares.................    5,090    5,090   5,090     5,081   5,507     5,511   6,289    11,508    11,493
Income (loss) before
 extraordinary items per
 common share...........  $   .09  $   .12 $   .11   $   .07 $  (.04)  $   .06 $   .07   $   .16   $   .19
Extraordinary items per
 common share...........      --       --     (.09)      --      --        --     (.20)      --       (.05)
                          -------  ------- -------   ------- -------   ------- -------   -------   -------
Net income (loss) per
 common share...........  $   .09  $   .12 $   .02   $   .07 $  (.04)  $   .06 $  (.13)  $   .16   $   .14
                          =======  ======= =======   ======= =======   ======= =======   =======   =======
Net increase in
 locations at period
 end....................        2        1      15         7      13        17       3        11        12

INCOME TAXES

  At December 31, 1996, the Company had net operating loss carryforwards for federal income tax purposes of approximately $14.1 million that expire in years 2005 through 2011. In addition, the Company had combined state net operating loss carryforwards of approximately $11.3 million that expire in years 1997 through 2011. Approximately $8.5 million of the federal carryforwards and $1.1 million of the state carryforwards are attributable to the Company's September 12, 1995 acquisition of Holdings. For financial reporting purposes a valuation allowance of $4.0 million has been recognized to offset the deferred tax assets related to those carryforwards. These separate Company net operating loss carryforwards are subject to restrictions in accordance with Section 382 of the Internal Revenue Code of 1986, as amended, and the ultimate utilization of the net operating losses is further limited based on the profitability of certain subsidiaries of Holdings.

  The Company also has alternative minimum tax credit carryovers of approximately $1.4 million for federal and $165,000 for state of California income tax purposes which are available to offset future regular income tax that is in excess of the alternative minimum tax in such year, of which $589,000 of the federal and all of the state alternative minimum tax credit carryovers resulted from the Company's September 12, 1995 acquisition of Holdings. For financial reporting purposes a valuation allowance of $754,000 has been recognized to offset the deferred tax assets related to all alternative minimum tax credit carryovers. Limitations similar to those restricting the use of the net operating losses also restrict the use of the credit carryovers.

  The valuation allowance decreased $3.1 million in 1996. This decrease is principally due to a $9.5 million decrease in the estimated net operating loss that is not expected to be realized from the Company's discontinued California operations.

  Any tax benefit resulting from the utilization of the net operating loss carryforwards or the tax credit carryovers obtained in the acquisition of Holdings will be accounted for as a reduction of the purchase price in the periods they are realized.

INFLATION AND GENERAL ECONOMIC CONDITIONS

  Although the Company cannot accurately anticipate the effect of inflation on its operations, it does not believe that inflation has had, or is likely in the foreseeable future to have, a material impact on its results of operations. The Company's operating results may be adversely affected by events or conditions in a particular region, such as regional economic, weather and other factors. In addition, the Company's operating results may be adversely affected by increases in interest rates that may lead to a decline in economic activity, while simultaneously resulting in higher interest payments by the Company under its variable rate credit facilities.

                                   BUSINESS

GENERAL

  The Company is a leading equipment rental company serving the needs of a wide variety of industrial, manufacturing, construction, government and homeowner markets. RSC rents a broad selection of equipment ranging from small items such as pumps, generators, welders and electric hand tools to larger equipment such as backhoes, forklifts, air compressors, scissor lifts, booms, aerial manlifts and skid-steer loaders. The Company also sells MRO supplies, small tools, contractor supplies, parts and used rental equipment, and acts as a distributor for new equipment on behalf of certain national equipment manufacturers.

  Since its formation in 1992, the Company has pursued an aggressive expansion strategy and has acquired 29 businesses comprised of 87 locations and has opened 32 start-up locations through May 29, 1997. With a focus on operating rental locations in underserved small- to medium-sized markets, RSC intends to continue to expand its presence in existing markets and capitalize on opportunities to enter new geographic markets through a combination of acquisitions and start-up locations. The Company also seeks to increase revenues across its locations through fleet expansion, improved asset utilization and targeted marketing efforts. Management believes that RSC is well-positioned to capitalize on the substantial consolidation opportunities in the equipment rental industry, and to take advantage of the growing demand for equipment rental as businesses increasingly outsource non-core operations.

INDUSTRY OVERVIEW

  The equipment rental industry serves a wide variety of industrial, manufacturing, construction, governmental and homeowner markets. Equipment available for rent ranges from construction and industrial equipment to general tools and homeowners equipment. A survey conducted for the Associated Equipment Distributors ("AED") estimates that industry rental revenues were approximately $13 billion in 1993, which the author of the survey estimates increased to $15 billion in 1995.

  Management believes that the equipment rental industry benefits from the trend among businesses to outsource non-core operations in order to reduce capital investment and minimize the downtime, maintenance, repair and storage associated with equipment ownership. While customers traditionally rented equipment for specific purposes such as supplementing capacity during peak periods and using equipment in connection with special projects, customers are increasingly looking to rental operators to provide an on-going comprehensive supply of equipment that can enable such customers to benefit from the economic advantages and convenience of rental. According to surveys published in 1995 by The CIT Group, contractors intended to increase the percentage of equipment they rent without a purchase option to an estimated 8% of their total equipment requirements in 1996 from less than 5% in 1994. Many of the businesses that rent equipment also purchase complimentary tools and supplies from MRO distributors. The Company believes that many of such customers would be interested in a one-stop solution consisting of both equipment rental and MRO supplies.

  The equipment rental industry is highly fragmented and primarily consists of a large number of relatively small, independent businesses typically serving discrete local markets within 30 to 50 miles of the store location, and a small number of multi-location regional or national operators. Traditionally, large equipment rental companies have focused their operations on serving relatively large customers, primarily in medium to large metropolitan markets, while generally serving smaller markets through delivery from distant major markets without establishing a local presence. In such smaller markets, the primary source of rental equipment has traditionally been relatively small, local equipment rental businesses and equipment dealers with product offerings typically limited in both depth and breadth.

  The Company believes that the rental equipment industry offers substantial consolidation opportunities for large, well-capitalized equipment rental companies such as RSC. Relative to smaller companies with only one or two rental locations, the Company believes that national operators such as RSC benefit from several competitive advantages, including sophisticated management information systems, volume purchasing, professional management, the ability to transfer equipment among rental locations to satisfy customer demand, the ability to service national accounts and national brand identity. In addition, the Company believes that national operators are less sensitive to localized cyclical downturns and can justify significant investments in professional management and information systems. As a result of consolidation and industry growth, 1995 rental revenues of the top 100 rental equipment companies increased over 1994 rental revenues by approximately 22%, to $2.5 billion in 1995, according to estimates by the RER. In spite of this growth, these top 100 companies represent less than one-fifth of the total estimated 1995 industry rental revenues. See "-- Competition."

BUSINESS STRATEGY

  The Company's goal is to increase revenues and profitability by taking advantage of its strong market position and pursuing a business strategy that includes the following key elements:

  Small- to Medium-Sized Market Focus. The Company focuses on operating rental locations in underserved small- to medium-sized rental markets where the Company can capitalize on its competitive advantages relative to the small, local equipment rental businesses and equipment dealers who have traditionally served such markets. In addition, the Company believes that small- to medium-sized markets provide an extensive selection of acquisition candidates and start-up locations and permit broader geographic and customer diversification. Through its geographic diversification, the Company believes that it can more effectively manage economic fluctuations than single-location businesses by transferring equipment to regions with higher demand. The Company believes that future acquisitions and start-up locations will provide opportunities to achieve greater geographic and customer diversification. See "--Locations" and "--Growth Strategy."

  Cluster Strategy. Under its cluster strategy, RSC establishes a comprehensive pool of rental equipment at a central, readily-accessible "hub" location, and surrounds the hub with smaller "satellite" locations 30 to 50 miles away, which draw on this equipment pool to serve local customers' needs. The hub locations provide full-service maintenance and repair operations for the satellite locations. The Company believes that this strategy increases fleet utilization and allows RSC to bring the benefits of a large, high-quality and diversified rental equipment fleet to markets with populations as small as 25,000 where a full-scale rental facility might not otherwise be justified. See "--Fleet Management."

  Advanced Information Systems. The Company has made substantial investments in its state-of-the-art management information systems in order to improve asset utilization and financial performance. Every rental location has on-line access to centralized computer systems which provide real-time transaction processing, extensive fleet management tools and daily financial management reports. Use of these systems allows the Company to improve its asset utilization by deploying assets to locations generating higher returns and identifying underperforming assets for disposition. These systems also allow an employee at any location to identify and reserve a specific piece of equipment anywhere in a region, and schedule delivery (generally within 24 hours) to a customer's job site. See "--Fleet Management" and "--Information Systems."

  Decentralized Management. Under the Company's decentralized management structure, RSC's region vice presidents and district managers, who currently average over 20 years of rental experience, are responsible for management, customer service, marketing strategies and business growth in their regions. Each region vice president and district manager is compensated through a stock option program and cash bonus plan tied directly to his region's performance. A small corporate staff at the Company's headquarters focuses on corporate planning, financial reporting and analysis and overseeing execution of the Company's growth strategy. The Company has also centralized its purchasing and equipment disposal functions in order to maximize purchase discounts and used rental equipment sale prices.

  Superior Customer Service. The Company believes that it differentiates itself from many of its competitors by providing responsive customer service, a broad selection of high-quality rental equipment and "one-stop shopping" for a wide range of supplies, tools, parts, and equipment. Depending upon market needs, RSC also offers value-added services to its customers such as a radio-dispatched transportation fleet and 24 hours-a-day, seven days-a-week support services, including on-site maintenance and repair. The Company believes that its rapid response time in delivering, servicing or replacing equipment at job sites generates customer loyalty. A cornerstone to the Company's customer service commitment is its extensive training system, Rental Service University ("RSU"), which provides formal training to all Company employees relating to customer service, strategy, finance, information systems, fleet management, safety and risk management and human resources. See "--Products" and "--Sales and Marketing."

GROWTH STRATEGY

  RSC's growth strategy is to continue to expand its presence in existing markets and capitalize on opportunities to enter new geographic markets through a combination of acquisitions and start-up locations. The Company also seeks to increase revenues across its locations through fleet expansion, improved asset utilization and targeted marketing efforts. Following its recent acquisition of IAT, the Company also plans to increase revenue across existing locations by cross selling its industrial customers both equipment rental services and MRO tools and supplies. The Company is systematic in its selection of new markets for expansion and, together with Arthur D. Little, Inc., has developed a proprietary model to guide future expansion efforts by identifying and ranking desirable locations based on 25 demographic characteristics found in the Company's most successful geographic markets.

  Acquisitions. RSC's acquisition efforts focus on acquiring stable, respected businesses in markets that the Company believes offer the opportunity for additional growth in rental equipment demand. The Company primarily targets acquisitions of businesses in small- to medium-sized markets where an existing owner has limited resources to expand the rental equipment fleet and/or the owner's decision to sell coincides with the decision to retire. After completing an acquisition, the Company integrates the operations of the acquired business into its management information systems, consolidates its equipment purchasing and disposal functions, and centralizes its fleet management, while assuring consistent, high-quality service to the acquired business' customers. Proprietors of smaller businesses often place significant emphasis on the Company's proven track record in completing and integrating acquisitions and the Company believes that its reputation in these areas provides it access to other acquisition opportunities. Since its formation in 1992, RSC has acquired 29 businesses comprised of 87 locations. See "-- Business Strategy--Small- to Medium-Sized Market Focus" and "--Locations."

  Start-Up Locations. RSC also enters targeted markets through start-up locations where there is no quality business available for acquisition or where such a business cannot be acquired on terms acceptable to the Company. The Company's decision to open a start-up location is based upon its review of demographic information, business growth projections and the level of existing competition. RSC maximizes the flexibility of start-up locations by entering into real estate leases with short initial terms and multiple option periods. In addition, RSC typically minimizes capital expenditures at a start-up location by redeploying and sharing equipment with an existing hub. If a start-up location does not meet expectations, the Company can redeploy the equipment elsewhere. Since January 1, 1994, the Company has opened 32 start-up locations. See "--Business Strategy--Cluster Strategy" and "--Locations."

  Internal Growth. The Company focuses on achieving internal growth through an emphasis on fleet expansion, improved asset utilization and targeted marketing efforts. The Company intends to expand its rental equipment fleet through capital expenditures made to replace assets in, and increase the breadth and depth of, its existing fleet. In addition, RSC's information systems provide the data necessary to improve asset deployment based upon such factors as price realization, time utilization and individual asset return on investment. Through its recently-introduced national accounts marketing program, the Company targets large petrochemical, industrial and commercial customers. The Company recently began offering these customers In-Plant Maintenance ("IPM") services whereby RSC will locate equipment at a customer's facility and assume complete responsibility for the maintenance of such equipment. The IPM program allows the Company to eliminate operating expenses such as equipment transportation and delivery, and improve asset utilization rates resulting from the sole-source arrangement with the customer. In addition, through the acquisition of IAT, the Company has increased its MRO supply business and its tool room management and small tool trailer business. The Company has also recently announced the creation of an Industrial Division, with a dedicated and specially trained sales force focusing exclusively on industrial customers. See "--Fleet Management," "-- Information Systems" and "--Sales and Marketing."

PRODUCTS

  The Company believes that it offers one of the most comprehensive and well-maintained rental equipment fleets in the industry. The Company sells parts, supplies and used rental equipment, and acts as a distributor for new equipment on behalf of certain national equipment manufacturers.

  Rental Equipment. The Company rents over 50 categories of equipment on a daily, weekly or monthly basis and occasionally for periods of up to one year. The Company's rental equipment fleet of over 40,000 units includes a broad selection of equipment ranging from small items such as pumps, generators, welders, electric hand tools and concrete finishing equipment; to larger equipment such as air compressors, dirt equipment, booms, aerial manlifts, forklifts, scissor lifts, skid-steer loaders and backhoes. Each of the Company's rental locations has access to a product mix tailored to satisfy the needs and preferences of the local customer base. In 1996, equipment rental accounted for approximately 73.4% of the Company's total revenues.

  Sales of Parts, Supplies and Equipment. In addition to equipment rental, most RSC locations carry a wide range of parts and supplies, including "convenience consumables" used in conjunction with the rental equipment, such as safety equipment, diamond saw blades and sandpaper. This sales activity allows the Company to attract and retain customers by offering the convenience of "one-stop shopping." In addition, RSC is a distributor for new equipment on behalf of certain national equipment manufacturers, including Black & Decker, Honda, Multiquip, Norton, Terramite, Wacker, and as a result of its acquisition of IAT, Ingersoll-Rand, Stanley Proto and Weldon Pumps. Following its acquisition of Foxx and Central States, RSC will also become a dealer for JGL, Sky-Jack, Sky Trak, Lull and Genie. In connection with the IAT Acquisition, the Company will also begin to offer its customers a one-source catalog for a variety of equipment, tools and supplies.

  The Company also routinely sells used rental equipment in order to maintain an economically competitive fleet and to adjust to fluctuations in the demand for specific rental products. The Company has developed a proprietary algorithm, the "CAPCOM" model, to determine the optimal timing for the sale and replacement of a piece of equipment given, among other things, original purchase price, maintenance expense, rental demand and prices in the used rental equipment market. RSC is able to realize attractive prices on used equipment sales due to its strong preventative maintenance program, ability to use offshore, retail and direct mail distribution channels to redirect disposals to markets where the equipment is in highest demand, and ability to negotiate attractive fee arrangements with third-party auctioneers. In addition, the Company markets its used rental equipment via the Internet. The Company is also currently evaluating additional disposal alternatives, including the creation of a used rental equipment catalog.

  In 1996, the sale of parts, supplies and equipment accounted for approximately 26.6% of the Company's total revenues. As a result of the acquisition of IAT, which focuses primarily on MRO tool and supply sales rather than equipment rentals, management expects that the sale of parts, supplies and equipment will constitute a greater percentage of the Company's total revenues in the near future.

FLEET MANAGEMENT

  The Company believes its advanced information systems, combined with its cluster strategy and ability to redeploy equipment among locations, allow RSC to better manage its fleet and achieve higher equipment utilization rates than many of its competitors. Under this strategy, an employee at any location can locate a specific piece of equipment throughout the region, whether on rent (in which case the estimated date available is provided), in transit, in the service bay or ready for rent. Once identified, the equipment can be reserved for a customer through the system and scheduled for delivery (generally within 24 hours) to the job site or store location by the Company's radio-dispatched transportation fleet of trucks, trailers and independent carriers. The Company is able to further increase fleet utilization and moderate capital expenditures through its "use-it-or-lose-it" policy, whereby equipment is deployed to areas where it can provide the highest return. Through its information systems, the Company generates a monthly management report showing, for each region, every rental asset which had an unacceptable utilization rate for the most recent 90-day period. Region managers have 30 days to correct the problem or the asset may be redeployed to another region where demand exceeds supply, or sold, depending on the age of the asset. The Company's information systems also track each individual rental asset and automatically schedule preventative maintenance, frequently in advance of that suggested by the manufacturer. As a result, the Company believes that it is able to enhance the reliability and extend the useful life of its rental equipment fleet, and obtain favorable prices when used rental equipment is sold.

INFORMATION SYSTEMS

  Each rental location is networked with a commonly configured hardware and software PC equipped with electronic links to all other RSC locations and the Company's central databases. The Company has developed a comprehensive set of management information databases covering financial performance, fleet utilization, sales and pricing. Company management can access these databases 24 hours-a-day at all locations via the Internet to analyze such items as: (i) price trends by store, region, salesperson, end-user, equipment category or customer; (ii) sales trends by store, customer, region or end-user; (iii) fleet utilization by individual asset or asset class; (iv) financial results and (v) performance of selected acquisitions and start-up locations. In addition, all rental transactions are processed in real-time through a centralized AS400 system located at corporate headquarters, which can be accessed by the employee at the point of sale to determine equipment availability. Local, regional and corporate management can access this information to monitor current business activity, including daily sales volume and fleet availability. As a result of its acquisition of IAT, the Company also has a proprietary tool management software system which controls the issuance, return and management of tools and equipment used by plant personnel and contractors. The Company believes that its use of advanced information technology will continue to create profit improvement opportunities and improve equipment utilization.

CUSTOMERS

  In 1996, the Company rented equipment to over 20,000 customers, with no one customer accounting for more than 3% of the Company's total revenues, and the top ten customers representing less than 8% of total revenues. The composition of RSC's customer base varies widely by location and is determined by several factors, including the business composition of the local economy. The Company's customer base consists of the following general categories: (i) industrial, including manufacturers, petrochemical facilities, large chemical processing companies, paper mills, entertainment companies and public utilities; (ii) construction, including contractors; and (iii) government and homeowners. For 1996, management estimates that industrial, construction and government/homeowner customers accounted for approximately 45%, 45% and 10%, respectively, of the Company's total revenues. The Company believes the loss of any one customer would not have a material adverse effect on the Company's business.

  The Company has recently announced the creation of an Industrial Division, with a dedicated and specially trained sales force focusing exclusively on industrial customers. Management expects that as a result of the Company's acquisitions of IAT, Foxx and Central States and the formation of the Industrial Division, industrial customers will account for an increased portion of the Company's total revenues. See "--Growth Strategy--Internal Growth."

SALES AND MARKETING

  The Company markets its products and services through a sales force consisting of approximately 121 field-based commissioned salespeople and 131 store-based salespeople as of May 29, 1997. The field-based sales force calls regularly on contractors' job sites and industrial facilities with the objective of building strong business relationships and ensuring that such customers' rental and supply needs are fulfilled. The Company's store-based sales force handles telephone inquiries and assists customers at each rental location to select the proper equipment and supplies to meet their needs. In addition, through its national accounts program, the Company has begun to target large petrochemical, industrial and commercial customers in order to develop national relationships and increase awareness of its IPM program. The Company's sales force attends RSU training programs in order to develop extensive product knowledge and refine their customer service skills. See "-- Business Strategy--Superior Customer Service."

  The Company supplements its sales and marketing activities through participation in industry trade shows and conferences, direct mail, and advertising in local industry publications and the yellow pages in the markets it serves. In addition, the Company maintains a home page on the Internet describing the Company's products and services, geographic locations and used rental equipment for sale. RSC's home page can be found at "http://www.rentalservice.com." The Company also maintains a Website on the Internet describing the products and services of IAT at "http://www.industrial.air.tool.mrop.net."

LOCATIONS

  At May 29, 1997, the Company operated 107 rental locations (including 13 locations acquired since December 31, 1996), in the following 9 states:
Alabama (10), Arkansas (10), Florida (17), Georgia (18), Louisiana (8), Mississippi (10), South Carolina (4), Tennessee (5) and Texas (25). Through its acquisitions of Foxx and Central States, the Company expects to add 8 locations in the following states: Illinois (2), Iowa (2), Kansas (1), Missouri (2) and Oklahoma (1).

  The following table shows the increase in the number of RSC locations since the Company's formation in 1992 (through March 31, 1997):

                                                      QUARTER
                                                       ENDED
                          YEARS ENDED DECEMBER 31,   MARCH 31,
                          -------------------------- ---------
                          1992 1993  1994 1995  1996   1997
                          ---- ----  ---- ----  ----   ----
Beginning locations......  --   11    21   25    50      94
 Locations acquired......  11   11     1   26    25      12
 Locations opened........  --   --     3   10    19      --
 Locations closed, sold
  or held for sale(1)....  --   (1)   --  (11)   --      --
                          ---  ---   ---  ---   ---     ---
Ending locations.........  11   21    25   50    94     106
                          ===  ===   ===  ===   ===     ===

--------
(1) In connection with the acquisition of Holdings, the Company sold or closed all of Holdings' California rental locations, which were previously included in "assets held for sale" in the Company's Consolidated Financial Statements.

  The Company's locations are generally situated in industrial, commercial or mixed-use zones. The buildings range from approximately 1,500 to 47,000 square feet, consisting of a customer showroom, an equipment service area and storage facilities, and are located on parcels of one to five acres of land. Eight of the Company's rental locations are owned, with the remaining locations subject to leases with terms expiring from 1997 to 2005, most with options to extend. In a number of instances, the Company's rental locations are leased from the former owners of businesses acquired by the Company.

COMPETITION

  The equipment rental industry is highly fragmented and competitive. The Company's competitors include: large national companies (such as Hertz Equipment Rental Corporation, Prime Service, Inc., U.S. Rentals, Inc. and BET Plant Services U.S.A.); regional competitors which operate in one or two states; small, independent businesses with one or two rental locations; and equipment vendors and dealers who both sell and rent equipment directly to customers. The Company also competes against MRO suppliers, including large companies such as W.W. Grainger and McMaster Carr as well as regional and independent competitors. Some of the Company's competitors have greater financial resources, are more geographically diverse and have greater name recognition than the Company. Existing or future competitors also may seek to compete with the Company for acquisition candidates which could have the effect of increasing the price for acquisitions or reducing the number of suitable acquisition candidates. In addition, such competitors may also compete with the Company for start-up locations, thereby limiting the number of attractive locations for expansion. See "Risk Factors--Competition."

  The equipment rental business is highly service-oriented. The success of an individual rental operator is predicated on its customer handling and problem solving abilities; quality, condition and servicing of its equipment; and overall operation of its business. Other components of competition include location, availability of equipment (both depth and breadth) and price. The Company believes that it competes in the markets it serves primarily on the basis of responsive customer service and a broad selection of high-quality rental equipment and supplies. Relative to smaller companies with only one or two rental locations, the Company believes national operators such as RSC benefit from several competitive advantages, including sophisticated management information systems, volume purchasing, professional management, the ability to transfer equipment among rental locations to satisfy customer demand, the ability to service national accounts and national brand identity. In addition, the Company believes national operators are less sensitive to localized cyclical downturns and can justify significant investments in professional management and information systems.

GOVERNMENT AND ENVIRONMENTAL REGULATION

  The Company and its operations are subject to a variety of federal, state and local laws and regulations governing, among other things, worker safety, air emissions, water discharge and the generation, handling, storage, transportation, treatment and disposal of hazardous substances and wastes. Under such laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, such property, as well as related costs of investigation and property damage. Such laws often impose such liability without regard to whether the owner or lessee knew of, or was responsible for, the presence of such hazardous or toxic substances. In connection with its acquisitions and start-up locations, the Company usually obtains Phase I environmental assessment reports prepared by independent environmental consultants. A Phase I assessment consists of a site visit, historical record review, interviews and report, with the purpose of identifying potential environmental conditions associated with the subject real estate. There can be no assurance, however, that acquired or leased locations have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of environmental liability upon the Company or expose the Company to third-party actions such as tort suits.

  The Company dispenses petroleum products from underground and above-ground storage tanks located at certain rental locations that it owns or leases. The Company maintains an environmental compliance program that includes the implementation of required technical and operational activities designed to minimize the potential for leaks and spills, maintenance of records and the regular testing and monitoring of tank systems for tightness. There can be no assurance, however, that these tank systems have been or will at all times remain free from leaks or that the use of these tanks has not or will not result in spills or other releases. The Company incurs ongoing expenses associated with the removal of older underground storage tanks and the performance of appropriate remediation at certain of its locations. The Company does not believe that such removal and remediation will have a material adverse effect on the Company's operating results or financial position. The Company also uses hazardous materials such as solvents to clean and maintain its rental equipment fleet. In addition, the Company generates and disposes waste, such as used motor oil, radiator fluid and solvents, and may be liable under various federal, state and local laws for environmental contamination at facilities where its waste is or has been disposed. The Company believes it currently conducts its operations in material compliance with all applicable laws and regulations. Compliance by the Company with applicable environmental laws has not had a material adverse effect on the Company's financial condition or competitive position to date. See "Risk Factors--Government and Environmental Regulation."

TRADE NAMES

  The Company currently does business under the name Rental Service CorporationSM. The Company believes this brand name identity enables it to more effectively target national accounts. In certain local markets the Company also selectively continues to use the name of an acquired business where there is strong local name recognition and customer loyalty.

EMPLOYEES

  At May 29, 1997, the Company employed 1,193 people, including 252 salespeople, 850 operational employees and 91 corporate and regional management employees. None of these employees is represented by a union or a collective bargaining agreement. However, upon consummation of the Central States acquisition, approximately 20 of the Company's employees in Kansas City will be represented by a union. The Company considers its labor relations to be good.

LEGAL PROCEEDINGS

  The Company and its subsidiaries are parties to various litigation matters, in most cases involving ordinary and routine claims incidental to the business of the Company. The ultimate legal and financial liability of the Company with respect to such pending litigation cannot be estimated with certainty but the Company believes, based on its examination of such matters, that such ultimate liability will not have a material adverse effect on the business or financial condition of the Company.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth certain information as of the date of this Prospectus with respect to the directors and executive officers of the
Company:

         NAME            AGE                                  TITLE
         ----            ---                                  -----
Martin R. Reid            54 Chairman of the Board and Chief Executive Officer
Douglas A. Waugaman       39 Senior Vice President of Operations
Ronald Halchishak         49 Senior Vice President of Operations
David G. Ledlow           38 Senior Vice President of Operations
Robert M. Wilson          39 Senior Vice President, Chief Financial Officer, Secretary and Treasurer
Bruce A. Lisanti          46 Senior Vice President of Marketing
William M. Barnum, Jr.    43 Director
James R. Buch             43 Director
Christopher A. Laurence   29 Director
Eric L. Mattson           46 Director
Britton H. Murdoch        39 Director
John G. Quigley           43 Director
Frederick J. Warren       57 Director

  The principal occupations and positions for the past five years and, in certain cases prior years, of the directors and executive officers named above are as follows:

  MARTIN R. REID was elected as a Director and Chief Executive Officer of the Company in June 1994 and became Chairman of the Board in October 1995. Mr. Reid is a director of Tuboscope Vetco International Corporation ("Tuboscope"), a provider of oilfield-related inspection and coating services. Mr. Reid served as Chief Executive Officer of Tuboscope from May 1991 to October 1993 and as Chairman of the Board of Directors from October 1990 to April 1996. From September 1986 to June 1990, Mr. Reid was Chief Executive Officer of Eastman Christensen Co., a provider of oil and gas drilling systems. Mr. Reid was also Vice Chairman of Eastman Christensen Co. from August 1989 to June 1990. Mr. Reid is a director of Cobblestone Holdings, Inc. and Cobblestone Golf Group, Inc.

  DOUGLAS A. WAUGAMAN has served as Senior Vice President of Operations of the Company since April 1997. From January 1994 through April 1997, Mr. Waugaman served as Vice President, Chief Financial Officer, Secretary and Treasurer of the Company. From June 1993 until joining the Company in January 1994,
Mr. Waugaman served as Operations Manager for Plastiglide Manufacturing Corporation, a subsidiary of Illinois Tool Works. From September 1991 until June 1993, Mr. Waugaman was Vice President of Finance for Knapp Communications Corporation, a magazine publisher. From September 1989 until September 1991, Mr. Waugaman was Controller for Plastiglide Manufacturing Corporation. Mr. Waugaman's experience also includes public accounting experience with Arthur Andersen and Co. Mr. Waugaman is a Certified Public Accountant.

  RONALD HALCHISHAK joined the Company in October 1991 as Vice President of Purchasing and Director of Safety and became Region Manager for California in 1994. He was appointed Regional Vice President of Operations in January 1995 and was promoted to Senior Vice President of Operations in December 1996. Prior to joining the Company, Mr. Halchishak worked for 13 years at Hertz Equipment Corporation in various positions, including Director of European Operations and Region Manager of the Midwest Division.

  DAVID G. LEDLOW joined the Company in conjunction with the acquisition of Walker Jones Equipment in 1992. Mr. Ledlow had been employed by Walker Jones Equipment since 1982, serving most recently as its Vice President of Marketing. Mr. Ledlow was promoted to Regional Vice President of Operations of the Company in February 1993 and to Senior Vice President of Operations in December 1996.

  ROBERT M. WILSON joined the Company in April 1997 as Senior Vice President, Chief Financial Officer, Secretary and Treasurer. From October 1994 until joining the Company, Mr. Wilson served as Senior Vice President of Operations, Finance and Administration for Shade/Allied Inc. From September 1989 through October 1994, Mr. Wilson served in various positions at Simon Engineering plc, including Vice President of Finance for the United States holding company and President of Simon LGI. Mr. Wilson is a Certified Public Accountant and has public accounting experience with Arthur Andersen and Co.

  BRUCE A. LISANTI joined the Company in April 1997 as Senior Vice President of Marketing. From March 1992 until joining the Company, Mr. Lisanti served as Vice President, Sales and Marketing for Petroleum Information Corporation. Prior thereto, he served as Vice President, Sales and Marketing for Corporate Express, National Sales Manager for General Electric Computer Services and in various positions at Electronic Data Systems.

  WILLIAM M. BARNUM, JR. has served as a director of the Company since its formation in 1992 and served as Chairman of the Board from June 1993 through October 1995. Mr. Barnum is a general partner of Brentwood Buyout Partners, L.P. ("BBP"), the general partner of Brentwood RSC Partners, L.P. ("Brentwood RSC Partners"). Brentwood RSC Partners is a significant stockholder of the Company. See "Principal and Selling Stockholders." Mr. Barnum was an associate at Morgan Stanley & Co. Incorporated from October 1981 until joining Brentwood Associates, an affiliate of Brentwood RSC Partners, in July 1984. Mr. Barnum is a director of Quiksilver, Inc., and several privately held companies.

  JAMES R. BUCH has served as a director of the Company since October 1995. From October 1990 through May 1996, Mr. Buch served as President and Chief Executive Officer of Evans Rents, Inc. Previously, he served as Director of U.S. Operations for Brittania Security Group.

  CHRISTOPHER A. LAURENCE has served as a director of the Company since October 1995. Mr. Laurence is a Principal of Brentwood Associates and a member of Brentwood Private Equity LLC. Prior to joining Brentwood Associates in 1991, Mr. Laurence was an analyst at Morgan Stanley & Co. Incorporated.

  ERIC L. MATTSON has served as a director of the Company since December 1996. Mr. Mattson is and has been Vice President and Chief Financial Officer of Baker Hughes Incorporated ("BHI") since July 1993. For more than five years prior to 1993, Mr. Mattson was Vice President and Treasurer of BHI. Mr. Mattson is also a director of Tuboscope.

  BRITTON H. MURDOCH has served as a director of the Company since January 1997. Mr. Murdoch is and has been Managing Director of Wendover Corp., a privately held company, since October 1996. From 1990 to 1996, Mr. Murdoch was Vice President and Chief Financial Officer of Airgas, Inc., an industrial gas distribution and manufacturing company, and from 1987 to 1990, he was Vice President of Corporate Development of Airgas, Inc.

  JOHN G. QUIGLEY has served as a director of the Company since January 1996. Mr. Quigley is a founding member of Nassau Capital, L.L.C., the general partner of Nassau Capital Partners L.P. ("Nassau Capital"). Nassau Capital is a significant stockholder of the Company. See "Principal and Selling Stockholders." From 1992 to January 1995, Mr. Quigley was a partner of Clipper Capital Partners. Mr. Quigley was a partner at Adler & Shaykin from 1984 to 1989. From 1980 to 1984, Mr. Quigley was an attorney with the law firm of Kirkland & Ellis in Chicago. Mr. Quigley was selected as a director pursuant to the terms of a Preferred Stock and Common Stock Purchase Agreement.

  FREDERICK J. WARREN has served as a director of the Company since October 1995. Mr. Warren co-founded Brentwood Associates in 1972 and is a general partner of BBP. See "Principal and Selling Stockholders." Mr. Warren is a director of Digital Sound Corporation, a supplier of high-capacity network-based message processing systems and applications, Cobblestone Holdings, Inc., Cobblestone Golf Group, Inc. and several privately held companies.

  Messrs. Reid, Waugaman, Warren and Barnum were also directors or executive officers of Holdings at the time Holdings filed its prepackaged bankruptcy plan under Chapter 11 of the United States Bankruptcy Code. See "Risk Factors--Holdings' Bankruptcy; Increase in Indebtedness."

  The Board of Directors presently consists of eight members, including four independent directors. Directors of the Company serve until their successors are elected and qualified or until the director resigns or is removed. Officers of the Company serve at the discretion of the Company's Board of Directors. There are no family relationships among executive officers or directors of the Company.

  Messrs. Quigley and Warren have resigned from the Board of Directors of the Company, effective upon completion of the offering.

COMMITTEES OF THE BOARD OF DIRECTORS

  The Board has the following standing committees: the Audit Committee and the Compensation Committee. The Audit Committee was established to make recommendations concerning the engagement of independent public accountants, review with the independent public accountants the scope and results of the audit engagement, approve professional services provided by the independent public accountants, review the independence of the independent public accountants, consider the range of audit and non-audit fees and review the adequacy of the Company's internal accounting controls. The Audit Committee consists of Messrs. Buch and Quigley. Upon the resignation of Mr. Quigley, Mr. Murdoch will become a member of the Audit Committee. The Compensation Committee was established on December 5, 1996 to establish remuneration levels for executive officers of the Company and implementation of the Company's stock option plans and any other incentive programs. The Compensation Committee consists of Messrs. Mattson and Murdoch. The Audit Committee and the Compensation Committee each met one time during 1996. The Company has no nominating committee.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  Prior to December 5, 1996, the Company had no compensation committee or other committee of the Board performing similar functions. Accordingly, decisions concerning compensation of executive officers were made by the entire Board. Other than Martin R. Reid, there were no officers or employees of the Company who participated in deliberations concerning such compensation matters. Mr. Reid was, until April 1996, an executive officer of Tuboscope, and he currently serves on the Executive Committee of the Board of Directors of Tuboscope, which is responsible for Tuboscope's compensation policies. Eric
L. Mattson is a director of Tuboscope.

COMPENSATION OF DIRECTORS

  The Company did not pay any fees or remuneration to directors for their service on the Board or any Board committee in 1996, however, the Company reimbursed directors for their out-of-pocket expenses incurred in connection with attending meetings of the Board. In addition, during 1996, Mr. Buch was granted stock options under the 1995 Plan (as defined) in connection with his election to the Board.

  Effective January 1, 1997, in addition to reimbursement for out-of-pocket expenses, all non-employee members of the Board will receive $10,000 per year (payable $2,500 per quarter) as compensation for serving on the Board, plus $1,500 for attendance at each Board meeting and $500 for attendance at each committee meeting. In addition, each committee chairman will receive an additional $1,500 per year. All non-employee directors receive non-qualified stock options under the 1996 Plan (as defined) as described under "Equity Participation Plans."

LIMITATIONS ON LIABILITY

  The Certificate of Incorporation provides that a director of the Company will not be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as a director, except in certain cases where liability is mandated by the General Corporation Law of the State of Delaware. The provision has no effect on any non-monetary remedies that may be available to the Company or its stockholders, nor does it relieve the Company or its directors from compliance with federal or state securities laws. The Bylaws of the Company generally provide that the Company shall indemnify, to the fullest extent permitted by law, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, investigation, administrative hearing or any other proceeding (each, a "Proceeding") by reason of the fact that he is or was a director or officer of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another entity, against expenses (including attorneys' fees) and losses, claims, liabilities, judgments, fines and amounts paid in settlement actually incurred by him in connection with such Proceeding. The Company has entered into, or intends to enter into, agreements to provide indemnification for the Company's directors and executive officers in addition to the indemnification provided for in the Bylaws. These agreements, among other things, will indemnify the Company's directors and executive officers for certain expenses (including attorney's fees), and all losses, claims, liabilities, judgments, fines and settlement amounts incurred by such person arising out of or in connection with such person's service as a director or officer of the Company to the fullest extent permitted by applicable law. In addition, the Company has obtained director and officer liability insurance that insures the Company's directors and officers against certain liabilities.

EXECUTIVE COMPENSATION

 Summary Compensation Table

  The following table provides certain summary information concerning compensation paid or accrued by the Company to or on behalf of the Company's Chief Executive Officer and each of the other executive officers of the Company who earned more than $100,000 (salary and bonus) (the "Named Executive Officers") for all services rendered in all capacities to the Company during the fiscal year ended December 31, 1996:

                          SUMMARY COMPENSATION TABLE

                                      ANNUAL COMPENSATION
                             -------------------------------------
                                                                    LONG TERM
                                                      ALL OTHER    COMPENSATION
NAME AND PRINCIPAL POSITION  SALARY($) BONUS($)(1) COMPENSATION($)  OPTIONS(#)
---------------------------  --------- ----------- --------------- ------------
Martin R. Reid
 Chairman and Chief Execu-
 tive Officer..............   294,231     84,375      5,641 (2)          --
Douglas A. Waugaman
 Senior Vice President of
 Operations................   155,923     42,900      7,149 (3)          --
Ronald Halchishak
 Senior Vice President of
 Operations................   150,000    100,000        920 (2)       71,250
David G. Ledlow
 Senior Vice President of
 Operations................   117,692     36,709      4,200 (4)       71,250

--------
(1) The amount of bonus presented in this table for 1996 represents the bonus earned in 1995, which was paid during 1996. Bonuses earned with respect to 1996 were as follows: Mr. Reid, $300,000; Mr. Waugaman, $200,000; Mr. Halchishak, $75,000 and Mr. Ledlow, $75,000. Such 1996 bonuses were paid during March 1997.
(2) Consists of an automobile allowance.
(3) Consists of an automobile allowance ($2,175) and insurance premiums paid by the Company ($4,974) for life insurance and disability policies covering Mr. Waugaman.
(4) Consists of relocation expenses reimbursed by the Company.

 Stock Options Granted in Fiscal 1996

  The following table sets forth information concerning individual grants of stock options made by the Company during the fiscal year ended December 31, 1996 to each of the Named Executive Officers.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                    POTENTIAL REALIZABLE
                                                                                      VALUE AT ASSUMED
                                                                                       ANNUAL RATES OF
                                                                                         STOCK PRICE
                                                                                      APPRECIATION FOR
                                                 INDIVIDUAL GRANTS                       OPTION TERM
                                            ----------------------------            --------------------
                             NUMBER OF      PERCENT OF TOTAL
                             SECURITIES     OPTIONS GRANTED  EXERCISE OR
                             UNDERLYING       TO EMPLOYEES   BASE PRICE  EXPIRATION
          NAME           OPTIONS GRANTED(#)  IN FISCAL YEAR    ($/SH)       DATE      5%($)     10%($)
          ----           ------------------ ---------------- ----------- ----------   -----     ------
Martin R. Reid
 Chairman and Chief
 Executive Officer......          --               --             --         --           --          --
Douglas A. Waugaman
 Senior Vice President
 of Operations..........          --               --             --         --           --          --
Ronald Halchishak
 Senior Vice President         11,250(1)           5.4%
 of                                                            $14.11       2006    $  99,829 $   252,987
Operations.............       60,000(2)          28.7%        $21.00       2006     $792,407  $2,008,115
David G. Ledlow
 Senior Vice President         11,250(1)           5.4%        $14.11       2006     $ 99,829  $  252,987
 of Operations..........       60,000(2)          28.7%        $21.00       2006     $792,407  $2,008,115

--------
(1) Such options vest equally over three years on April 1, 1997, 1998 and 1999.
(2) Such options vest equally over four years on October 22, 1997, 1998, 1999 and 2000.

 Aggregated Option Exercises

  The following table sets forth information (on an aggregated basis) concerning each exercise of stock options during the year ended December 31, 1996 by each of the Named Executive Officers and the year-end value of unexercised options.

                          AGGREGATED OPTION EXERCISES
                            IN THE LAST FISCAL YEAR
                         FISCAL YEAR-END OPTION VALUES

                                                       NUMBER OF UNEXERCISED     VALUE OF UNEXERCISED
                                                      OPTIONS AT FISCAL YEAR-   "IN-THE-MONEY" OPTIONS
                            SHARES                              END              AT FISCAL YEAR-END(1)
                           ACQUIRED        VALUE     ------------------------- -------------------------
         NAME           ON EXERCISE (#) REALIZED ($) EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
         ----           --------------- ------------ ----------- ------------- ----------- -------------
Martin R. Reid
 Chairman and Chief
 Executive Officer.....        --           --           --            --            --           --
Douglas A. Waugaman
 Senior Vice President
 of
 Operations............        --           --           --            --            --           --
Ronald Halchishak
 Senior Vice President
 of Operations.........      5,580          --           --         82,410           --      $847,426
David G. Ledlow
 Senior Vice President
 of Operations.........      4,725          --           855        82,410       $23,504     $847,426

--------
(1) Options are "in-the-money" at the fiscal year-end if the fair market value (based on the closing price of the Company's Common Stock on the Nasdaq National Market System on December 31, 1996 of $27.50 per share, less the exercise price) of the underlying securities on such date exceeds the exercise or base price of the option.

401(K) PLAN

  The Company maintains a 401(k) Retirement Savings Plan (the "401(k) Plan") to provide retirement and other benefits to employees of the Company and to permit employees a means to save for their retirement. The 401(k) Plan is intended to be a tax-qualified plan under Section 401(a) of the Internal Revenue Code of 1986, as amended (the "Code").

  Employees of the Company become eligible to participate in the 401(k) Plan and to have salary deferral contributions made on their behalf after they complete six months of service and attain the age of 18.

  Subject to legal limitations, participants may elect, by salary reduction, to have 401(k) Plan contributions of 2% to 16% of their compensation made to their accounts. Under the 401(k) Plan, the Company may make discretionary profit sharing contributions on behalf of participants who have completed 1,000 hours of service during the plan year or six months of continuous employment and are employed on the last day of the plan year (or have retired after attaining age 65, died or incurred a disability in a plan year), based on compensation.

  Participants in the 401(k) Plan always have a 100% vested and nonforfeitable interest in the value of their 401(k) contributions. Participants become vested in the Company's profit sharing and matching contributions based on a graded five year vesting schedule (or upon a participant's retirement after attaining age 65, death or disability, if earlier). Participants are entitled to receive the vested amounts in their accounts in a single lump-sum payment on death, disability, retirement or termination of employment. In certain circumstances, participants may receive loans and hardship withdrawals from their accounts in the 401(k) Plan.

EQUITY PARTICIPATION PLANS

  The Company currently maintains two plans, the Stock Option Plan for Key Employees (the "1995 Plan") and the 1996 Equity Participation Plan (the "1996 Plan"), pursuant to which certain employees or directors may obtain options or other awards that enable them to participate in the Company's equity. The Board adopted the 1996 Plan on December 5, 1996, and the 1996 Plan was approved by the Company's stockholders on February 5, 1997. The principal purposes of the 1996 Plan are to provide incentives for officers, directors, key employees and consultants of the Company and its subsidiaries through granting options, restricted stock and other awards that stimulate the personal and active interest of such persons in the Company's development and financial success and induce them to remain in the Company's service. In addition to awards made to officers, key employees or consultants, the 1996 Plan provides for the granting of options ("Director Options") to the Company's independent non-employee directors pursuant to a formula. The 1995 Plan is maintained for the benefit of certain employees of the Company for similar purposes.

  The 1995 Plan provides that the Board or a committee appointed by the Board (in either case, the "1995 Plan Committee") may grant non-transferable incentive stock options ("ISOs") and non-qualified stock options ("NQSOs") to key employees. The 1995 Plan Committee has the full authority and discretion, subject to the terms of the 1995 Plan, to determine those individuals who are eligible to be granted options and the amount and type of such options. Terms and conditions of options are set forth in written option agreements. An aggregate of up to 324,000 shares of Common Stock are issuable under the 1995 Plan, however, as of April 30, 1997, only 1,860 of these shares were available for future stock option grants.

  The 1996 Plan is administered by the Compensation Committee or a subcommittee thereof (the "Committee") with respect to grants to employees or consultants of the Company and by the full Board with respect to Director Options. Subject to the terms and conditions of the 1996 Plan, the Committee or the Board, as applicable, has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject thereto and the terms and conditions thereof, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 1996 Plan.

  The 1996 Plan provides that the Committee may grant or issue stock options, stock appreciation rights ("SARs"), restricted stock, deferred stock, dividend equivalents, performance awards, stock payments, other stock related benefits and other awards (collectively, "Awards"), or any combination thereof. Each Award will be set forth in a separate agreement with the person receiving the Award. Under the 1996 Plan, not more than 1,000,000 shares of Common Stock (or the equivalent in other equity securities) are authorized for issuance upon exercise or vesting of any Awards. Furthermore, the maximum number of shares which may be subject to options or SARs granted under the 1996 Plan to any individual in any calendar year cannot exceed 200,000. As of March 31, 1997, 575,050 shares of Common Stock were available for future Awards under the 1996 Plan.

  Awards under the 1996 Plan may be granted to (i) individuals who are then officers or other employees of the Company or any of its present or future subsidiaries who are determined by the Committee to be key employees and (ii) consultants of the Company selected by the Committee for participation in the 1996 Plan. Approximately 60 officers and other employees are currently eligible to participate in the 1996 Plan. On February 26, 1997, Martin R. Reid was granted options to purchase 200,000 shares and Douglas A. Wagaman was granted options to purchase 100,000 shares. In addition, non-employee directors of the Company are granted NQSOs by the Board under the 1996 Plan. On February 26, 1997, Director Options to purchase an aggregate of 61,000 shares were granted to the Company's non-employee directors. During the term of the 1996 Plan and pursuant to a formula, (a) each non-employee director is automatically granted an option to purchase 10,000 shares of Common Stock on the date of his initial election and (b) each then-current non-employee director is automatically granted a NQSO to purchase 2,500 shares of Common Stock at each subsequent annual meeting at which he is reelected to the Board. On April 28, 1997, Robert M. Wilson and Bruce A. Lisanti were each granted options to purchase 75,000 shares.

EXECUTIVE INCENTIVE BONUS PLAN

  The Company maintains a Corporate Management Bonus Plan (the "Management Bonus Plan") for key corporate employees. The purpose of the Management Bonus Plan is to offer incentives to key management of the Company so as to (i) reward them for achieving financial goals and (ii) further the alignment of interests of key management with the Company's stockholders. Bonuses under the Management Bonus Plan are based on achieving certain earnings per share objectives. Each participant's bonus award is calculated as a percentage of base salary, and generally ranges from 20% to 30% of base salary.

  In addition, the Company maintains Region Manager and General Manager Bonus Plans (the "Operations Bonus Plan"). The Operations Bonus Plan is designed to provide incentives to operations management to maintain a high level of profitability and asset utilization and to achieve the Company's financial goals in their individual market. Bonuses under the Operations Bonus Plan are based on the degree to which region or individual location operating profit objectives are met and generally range from 20% to 75% of the participant's base salary if financial targets are achieved. If financial targets are exceeded, participants may receive an additional bonus based on incremental regional or store profit.

  Bonuses under the Management Bonus Plan and the Operations Bonus Plan are paid semi-annually. The first payment is made after finalization of the first six months results, and the amount of the first payment is 50% of the bonus earned for that six months, with the remainder of the bonus to be paid at year end. The second payment is calculated after year end audited financial statements are finalized, and the amount of the second payment is the total bonus paid less the amount paid for the first six-month period.

EMPLOYEE QUALIFIED STOCK PURCHASE PLAN

  In 1997, the Company adopted its Employee Qualified Stock Purchase Plan (the "QSP Plan"). In general, the QSP Plan authorizes employees of the Company and its subsidiaires to purchase shares of the Company's Common Stock, through payroll deductions, at a purchase price of 85% of the fair market value of such shares. The QSP Plan is intended to help the Company attract and retain experienced and capable persons who can make significant contributions to the further growth and success of the Company and to align further the interests of such persons with those of the Company's stockholders.

  The QSP Plan provides that an aggregate of up to 250,000 shares of the Company's Common Stock may be issued thereunder. The QSP Plan also provides for appropriate adjustments in the number and kind of shares subject to the plan and to outstanding purchase rights in the event of a stock split, stock dividend or certain other similar changes in the Company's Common Stock and in the event of a merger, reorganization, consolidation or certain other types of recapitalizations of the Company.

  Each employee of the Company who has been employed by the Company for not less than one year and who is customarily employed by the Company for more than 20 hours per week and more than five months per calendar year is eligible to participate in the QSP Plan. The Company presently has approximately
700 employees who are eligible to participate in the QSP Plan.

  The per share exercise price of each purchase right shall be an amount equal to the lesser of 85% of the fair market value of a share of Common Stock on the first day of the Offering Period in which the eligible employee began participating in the QSP Plan or 85% of the fair market value of a share of Common Stock on the date of exercise of an installment of the purchase right.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock outstanding as of May 29, 1997 and as adjusted to reflect the sale of Common Stock offered hereby by: (i) each person known by the Company to own beneficially 5% or more of any class of the Company's voting securities; (ii) each director and Named Executive Officer of the Company; (iii) each Selling Stockholder and (iv) all directors and executive officers of the Company as a group. Except as otherwise indicated, each stockholder listed below has informed the Company that such stockholder has (i) sole voting and investment power with respect to such stockholder's shares of stock, except to the extent that authority is shared by spouses under applicable law, and (ii) record and beneficial ownership with respect to such stockholder's shares of stock.

                                 SHARES BENEFICIALLY                    SHARES BENEFICIALLY
                                   OWNED PRIOR TO                              OWNED
                                     OFFERING(1)           NUMBER OF   AFTER OFFERING(1)(3)
                                 -----------------------    SHARES     -----------------------
       NAME AND ADDRESS            NUMBER     PERCENT    OFFERED(2)(3)   NUMBER      PERCENT
       ----------------          ------------ ---------- ------------- ------------ ----------
Brentwood RSC Partners,
 L.P.(4).......................     3,731,715     32.2%    1,851,158      1,880,557     12.9%
William M. Barnum, Jr.(4)(8)...     3,731,715     32.2           --       1,880,557     12.9
Frederick J. Warren(4)(8)......     3,731,715     32.2           --       1,880,557     12.9
David H. Wong(4)...............     3,731,715     32.2           --       1,880,557     12.9
John G. Quigley(5)(8)..........       711,045      6.1           --         358,324      2.5
Nassau Capital Partners
 L.P.(5).......................       707,220      6.1       350,825        356,395      2.4
NAS Partners I L.L.C. .........         3,825        *         1,897          1,928        *
Martin R. Reid(6)(7)(8)........       160,022      1.4           --         160,022        *
Douglas A. Waugaman(6)(7)(8)...        58,806        *           --          58,806        *
Ronald Halchishak(6)(8)........        16,930        *           --          16,930        *
David G. Ledlow(6)(8)..........        16,830        *           --          16,830        *
James R. Buch(6)(8)............         1,800        *           --           1,800        *
Britton H. Murdoch(8)(9).......         1,000        *           --           1,000        *
Christopher A. Laurence(4)(8)..           --       --            --             --       --
Eric L. Mattson(8)(10).........           --       --            --             --       --
Robert M. Wilson(6)(8).........           --       --            --             --       --
Bruce A. Lisanti(6)(8).........           --       --            --             --       --
UST Private Equity Investors
 Fund Inc. ....................       142,200      1.2        70,540         71,660        *
George Johnson.................         5,580        *         5,580            --       --
All directors and executive
 officers as a group (13
 persons)(4)(5)(6)(7)(8)(9)(10).    4,698,148     40.6     2,203,880      2,494,268     17.1%

--------
 *  Less than 1.0%.
(1) A person is deemed as of any date to have "beneficial ownership" of any security that such person has a right to acquire within 60 days after such date. Shares which each identified stockholder has the right to acquire within 60 days of the date of the table set forth above are deemed to be outstanding in calculating the percentage ownership of such stockholder, but are not deemed to be outstanding as to any other person.
(2) The Underwriters' over-allotment option consists of 644,612 shares to be sold by Brentwood RSC Partners, L.P., 122,164 shares to be sold by Nassau Capital Partners L.P., 24,563 shares to be sold by UST Private Equity Investors Fund Inc. and 661 shares to be sold by NAS Partners I L.L.C.
(3) For purposes of this table, information as to shares of Common Stock assumes (i) the persons in the table do not purchase shares in the offering and (ii) no exercise of the Underwriters' over-allotment option.
(4) Messrs. Barnum and Warren, directors of the Company, and Mr. Wong are general partners of BBP, the general partner of Brentwood RSC Partners; accordingly Messrs. Barnum, Warren and Wong may be deemed to be the beneficial owners of such shares and for purposes of this table they are included. Messrs. Barnum, Warren and Wong disclaim beneficial ownership of such shares. The address of Brentwood RSC Partners, Mr. Barnum, Mr. Warren, Mr. Wong and Mr. Laurence is 11150 Santa Monica Boulevard, Suite 1200, Los Angeles, California 90025.

(5) Mr. Quigley, a director of the Company, is a member of Nassau Capital, L.L.C., the general partner of Nassau Capital; accordingly Mr. Quigley may be deemed to be beneficial owner of such shares and for purposes of this table they are included. Mr. Quigley is also a member of NAS Partners I L.L.C. which owns 3,825 shares of Common Stock; accordingly Mr. Quigley may be deemed to be the beneficial owner of such shares and for purposes of this table they are included. Mr. Quigley disclaims beneficial ownership of all such shares. The address of Nassau Capital, NAS Partners
     I L.L.C. and Mr. Quigley is 22 Chambers Street, Princeton, New Jersey
     08542.
(6) The address of such person is c/o Rental Service Corporation, 14505 N. Hayden Road, Suite 322, Scottsdale, Arizona 85260.
(7) Includes shares subject to vesting which may be repurchased by the Company if they fail to vest.
(8) Excludes shares issuable upon exercise of options which are not exercisable within 60 days of the date of the table set forth above, as follows: Mr. Barnum--10,000 shares; Mr. Buch--8,200 shares; Mr. Halchishak --71,160 shares; Mr. Laurence--10,000 shares; Mr. Ledlow--71,160 shares; Mr. Mattson--10,000 shares; Mr. Murdoch--10,000 shares; Mr. Quigley--10,000 shares; Mr. Reid--200,000 shares; Mr. Lisanti--75,000 shares; Mr. Warren-- 10,000 shares; Mr. Waugaman--100,000 shares and Mr. Wilson--75,000 shares.
(9) The address of such person is c/o Wendover Corporation, 354 W. Lancaster Avenue, Haverford, PA 19041.
(10) The address of such person is c/o Baker Hughes Incorporated, 3900 Essex Lane, Suite 1200, Houston, Texas 77027.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

MANAGEMENT AGREEMENT

  Pursuant to a Corporate Development and Administrative Services Agreement (the "Services Agreement"), the Company, prior to its initial public offering in September 1996, paid BBP a monitoring fee in connection with management, consulting and financial advisory services equal to one percent (1%) per annum of the aggregate amount of debt and equity investment in the Company of or by BBP and any persons or entities associated with BBP (collectively, the "Brentwood Entities"), and investors in any of the Brentwood Entities, plus reimbursement of customary costs and expenses. In 1996, the Company paid BBP a monitoring fee of $235,000 pursuant to the Services Agreement. From time to time, BBP has also received investment banking fees from the Company in connection with the Company's acquisitions, calculated at 1.5% of the total of the purchase price plus acquisition costs and net capital expenditures. Investment banking fees paid to BBP totaled $388,000 during 1996 and $0 for the four months ended April 30, 1997. The Company's obligation to pay such monitoring and investment banking fees terminated upon completion of its initial public offering, although the Company anticipates utilizing BBP's investment banking services from time to time in connection with future transactions. The Company believes that these investment banking fees are no less favorable than those which could be obtained for comparable services from unaffiliated third parties. Messrs. Warren and Barnum, general partners of BBP, who also serve as directors of the Company, do not receive additional compensation for service as directors.

OTHER ARRANGEMENTS

  The Company and Mr. Waugaman are parties to a Separation and Stock Purchase Agreement dated July 25, 1995 (the "Waugaman Purchase Agreement"). Pursuant to the Waugaman Purchase Agreement, if Mr. Waugaman's employment is terminated without cause or if he is not offered a substantially similar position with a successor entity following a change of control, he will be entitled to severance pay equal to nine months base salary. Mr. Waugaman has agreed that in consideration of such severance benefits, he will not compete with the Company for a period of nine months if his employment is terminated other than for cause. In addition, pursuant to an oral arrangement supplementing the Waugaman Purchase Agreement, RSC has purchased a $500,000 life insurance policy under which Mr. Waugaman's wife is the beneficiary and a disability policy for Mr. Waugaman.

  The Company has entered into a severance agreement with each of Messrs. Halchishak, Ledlow, Lisanti and Wilson providing for certain benefits upon termination of employment either by the Company without cause or by such named executive officer due to a reduction in base salary and benefits (other than across the board salary cuts for employees at such named executive officer's level or changes in benefits). These benefits include a lump sum severance payment equal to 100% of such named executive officer's base salary, plus a pro rata portion of the current-year bonus opportunity, plus life, disability, accident and group health insurance benefits substantially similar to those received by such named executive officer immediately prior to termination for a twelve (12) month period. In addition, all stock options granted prior to 1996, all stock options that are scheduled to vest in the year of termination and one-third of all other stock options held by him, if any, shall become vested and exercisable effective as of the day immediately prior to the date of termination of such named executive officer. As consideration for these benefits, each of Messrs. Halchishak and Ledlow agreed that during the term of the severance agreement and for twenty-four (24) months after termination of employment for any reason they would not solicit any customers of the Company or hire or offer employment to any employee of the Company. Messrs. Lisanti and Wilson agreed that during the term of the severence agreement and for twelve (12) months after termination of employment for any reason they would not solicit any customers of the Company or hire or offer employment to any employee of the Company. The severance agreements with Messrs. Halchishak and Ledlow will continue in effect through December 31, 2001 and those with Messrs. Lisanti and Wilson will continue in effect through April 2000.

FUTURE TRANSACTIONS

  The Company has adopted a policy that it will not enter into any material transaction in which a Company director or officer has a direct or indirect financial interest, unless the transaction is determined by the Company's Board of Directors to be fair as to the Company or is approved by a majority of the Company's disinterested directors or by the Company's stockholders, as provided for under Delaware law. In addition, the Company's debt instruments generally prohibit the Company from entering into any affiliate transaction on other than arm's length terms.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL

  The Certificate of Incorporation authorizes 20,000,000 shares of Common Stock, par value $.01 per share, and 500,000 shares of Preferred Stock, par value $.01 per share. As of April 30, 1997, no shares of Preferred Stock and 11,571,777 shares of Common Stock were issued and outstanding, 863,980 shares of Common Stock were issuable upon exercise of outstanding options, 653,410 shares of Common Stock were reserved for issuance pursuant to the Company's stock option and stock purchase plans and 686,855 shares of Common Stock were reserved for issuance in connection with the Company's acquisition of IAT and the pending acquisitions of Foxx and Central States.

  The discussion below describes the capital stock of the Company as it will exist upon the closing of this offering, unless otherwise noted. In addition, the discussion below does not purport to be complete, and is subject to and qualified in its entirety by reference to the Certificate of Incorporation and Bylaws of the Company, forms of which are filed as exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

  The Board of Directors of the Company, in its sole discretion, may issue Common Stock from the authorized and unissued shares of Common Stock. Each share of Common Stock is entitled to one vote at all meetings of stockholders of the Company for the election of directors and all other matters submitted to stockholder vote. There are no cumulative voting rights. Accordingly, the holders of a majority of the outstanding shares of Common Stock can elect all the directors if they choose to do so. The rights, privileges and preferences of the holders of Common Stock are subject to the rights of the holders of any shares of preferred stock that may be designated and issued by the Company in the future. Subject to any restrictions contained in preferred stock issued by the Company, if any, and to restrictions imposed by certain debt agreements of the Company, holders of Common Stock are entitled to receive dividends when and if declared by the Board of Directors out of legally available assets of the Company. The Common Stock has no preemptive or similar rights. There are no redemption or sinking fund provisions applicable to the Common Stock. Holders of Common Stock are not liable to further call or assessment by the Company. Upon any liquidation, dissolution or winding up of the Company, after payment of the debts and other liabilities of the Company and subject to the rights of holders of shares of preferred stock, if any, holders of Common Stock are entitled to share pro rata in any distribution to the stockholders. All outstanding shares of Common Stock are, and the shares offered hereby will be, when issued and sold, fully paid and nonassessable.

PREFERRED STOCK

  The Company's Board of Directors, without the approval of the holders of the Common Stock, is authorized to fix the number of shares of any series of preferred stock and to designate for issuance up to 500,000 shares of preferred stock, par value $.01 per share, in such number of series and with such rights, preferences, privileges and restrictions (including without limitation voting rights) as the Board of Directors may from time to time determine. Issuance of preferred stock, while providing flexibility in connection with possible acquisitions, may adversely affect the rights, privileges and preferences afforded the holders of Common Stock, including a decrease in the amount available for distribution to holders of the Common Stock in the event of a liquidation or payment of preferred stock dividends. Issuance of shares of preferred stock may also have the effect of preventing or delaying a change in control of the Company without further action by the stockholders and could make removal of present management of the Company more difficult.

DELAWARE LAW AND LIMITATIONS ON CHANGES IN CONTROL

  Section 203 of the DGCL prevents an "interested stockholder" (defined in Section 203, generally, as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" with a publicly-held Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder. A "business combination" includes mergers, asset sales and other transactions resulting in financial benefit to a stockholder.
Section 203 could prohibit or delay mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company.

  The Company's Bylaws will generally require 50 days advance notice of any action to be proposed at any meeting of stockholders and set forth other specific procedures that a stockholder must follow. There are also specific procedures, including advance notice, for the nomination of a person to the Board of Directors when such person is nominated other than at the direction of the Board. In addition, the Company's Bylaws provide that a special meeting of the Company's stockholders may only be called by certain officers of the Company or by the Board of Directors; no such meeting may be called by stockholders. These provisions could have the effect of delaying, deferring or preventing a change in control of the Company or the removal of existing management. See "Risk Factors--Control by Existing Stockholders" and "--Anti-Takeover Provisions."

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C.

                       SHARES AVAILABLE FOR FUTURE SALE

  Upon the consummation of this offering, the Company will have outstanding an aggregate of 14,571,777 shares of Common Stock. All of the shares sold in the offering will be freely tradeable by persons other than affiliates of the Company which will be subject to the resale limitations of Rule 144 adopted under the Securities Act.

REGISTRATION RIGHTS

  Pursuant to the Stockholders' Agreement, certain of the Company's stockholders have been granted piggyback registration rights with respect to Common Stock owned by such stockholders. Such piggyback registration rights may be exercised by such stockholders, subject to the 90-day lock-up period described under "Underwriting," on each occasion after the offering that the Company proposes to register any public offering of shares of its capital stock under the Securities Act (other than with respect to a registration of (i) securities to be offered and sold by the Company pursuant to an employee benefit plan, dividend or reinvestment plan, or other similar plan, (ii) debt securities of the Company, (iii) preferred stock of the Company or (iv) securities for the purpose of consummating any acquisition by the Company). In addition, the Company has granted similar piggyback registration rights with respect to 189,189 shares issued as a portion of the consideration for the IAT Acquisition.

  In addition to such piggyback registration rights, pursuant to certain Common Stock Purchase Agreements between the Company and certain stockholders, subject to certain conditions, stockholders owning certain shares of Common Stock have the right, exercisable on two occasions after January 4, 2001, to require the Company to register under the Securities Act up to 100% of such shares of Common Stock.

  Upon the consummation of the offering, there will be 2,957,507 shares of Common Stock (2,165,507 shares if the Underwriters' over-allotment option is exercised in full) subject to either piggyback or demand registration rights. The Company is required to bear substantially all expenses of all such registrations, except for underwriting discounts or commissions and fees and disbursements of counsel for any stockholder; provided, however, the Company is required to pay the reasonable fees and disbursements of one counsel for all holders of Common Stock subject to demand registration rights.

  The Company has reserved an aggregate of 1,574,000 shares of Common Stock for issuance pursuant to the 1995 Plan, the 1996 Plan and the QSP Plan (collectively, the "Plans"). As of the date hereof, the Company has issued options to purchase an aggregate of 904,480 shares of Common Stock under the 1995 Plan and the 1996 Plan, of which options for 40,500 shares have been exercised. To the extent not held by affiliates or subject to a lock-up agreement, shares of Common Stock issued under the Plans will be available for sale in the public market without restriction. See "Management--Equity Participation Plans," "Management--Employee Qualified Stock-Purchase Plan."

RULE 144

  In general, Rule 144, as currently in effect, provides that a person (or persons whose sales are aggregated) who is an affiliate of the Company or who has beneficially owned shares which are issued and sold in reliance upon exemptions from registration under the Securities Act ("Restricted Shares") for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent (1%) of the then outstanding shares of Common Stock (beginning on the 91st day immediately after this offering) or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the filing of a notice of intent to sell. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about the Company. However, a person who is not deemed to have been an "affiliate" of the Company at any time during the three months preceding a sale, and who has beneficially owned Restricted Shares for at least two years, would be entitled to sell such shares under Rule 144(k) without regard to volume limitations, manner-of-sale provisions, notice requirements or the availability of current public information about the Company. The Company, the Selling Stockholders, the

Company's directors and executive officers and certain of the Company's other present stockholders have, subject to certain exceptions in the case of the Company, agreed that they will not, directly or indirectly, offer, sell, contract to sell or otherwise dispose of or transfer any shares of capital stock of the Company, or any security convertible into, or exercisable or exchangeable for, such capital stock, for a period of 90 days after the date of this Prospectus, without the prior written consent of William Blair & Company, L.L.C. See "Underwriting."

  No predictions can be made as to the effect, if any, that sales of Common Stock under Rule 144, pursuant to a registration statement or otherwise, or the availability of shares of Common Stock for sale, will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock (including shares issued upon the exercise of stock options) in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price and could impair the Company's future ability to raise capital through an offering of its equity securities. See "Risk Factors--Shares Eligible for Future Sale; Registration Rights."

                                 UNDERWRITING

  The Underwriters named below (the "Underwriters") have severally agreed, subject to the terms and conditions contained in the Underwriting Agreement by and among the Company, the Selling Stockholders and the Underwriters, to purchase from the Company and the Selling Stockholders the aggregate number of shares of Common Stock set forth below opposite their respective names:

                                                                        NUMBER
   UNDERWRITERS                                                        OF SHARES
   ------------                                                        ---------
   William Blair & Company, L.L.C. ................................... 2,112,000
   Morgan Stanley & Co. Incorporated.................................. 2,112,000
   Donaldson, Lufkin & Jenrette Securities Corporation................ 1,056,000
                                                                       ---------
     Total............................................................ 5,280,000
                                                                       =========

  The Company is obligated to sell, and the Underwriters are obligated to purchase, all of the shares of Common Stock offered hereby (other than those subject to the over-allotment option) if any are purchased.

  The Underwriters have advised the Company and the Selling Stockholders that they propose to offer the Common Stock to the public initially at the offering price set forth on the cover page of this Prospectus and to selected dealers at a price less a concession of not more than $.55 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $.10 per share to certain other dealers. The public offering price and concessions and reallowances to dealers may in the future be changed by the Underwriters.

  Certain Selling Stockholders have granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an additional 792,000 shares of Common Stock, to cover over-allotments, at the same price per share to be paid by the Underwriters for the other shares offered hereby. To the extent such option is exercised, each Underwriter will be committed to purchase such additional shares in approximately the same proportion as set forth in the table above. The Underwriters may exercise the option only for the purpose of covering over-allotments, if any, made in connection with this offering.

  The Company, the Selling Stockholders, the Company's directors and executive officers and certain of the Company's other current stockholders have agreed that they will not, directly or indirectly, offer, sell, contract to sell or otherwise dispose of or transfer any capital stock of the Company, or any security convertible into, or exercisable or exchangeable for, such capital stock, for a period of 90 days after the date of this Prospectus without the prior written consent of William Blair & Company, L.L.C., which may be granted or withheld in their sole discretion, except for the Common Stock offered hereby and, with respect to the Company, except for the grant of stock options and purchase rights to employees of the Company under the 1995 Plan, the 1996 Plan and the QSP Plan, the issuance of shares upon the conversion or exercise of outstanding options and warrants, the registration of the shares of Common Stock underlying the QSP Plan and the issuance of shares in connection with the Foxx and Central States acquisitions. See "Shares Eligible for Future Sale."

  The Company and the Selling Stockholders have agreed to indemnify the Underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

  In connection with the offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot the offering, creating a syndicate short position. Underwriters may bid for and purchase Common Stock in the open market to cover syndicate positions. In addition, the Underwriters may bid for and purchase Common Stock in the open market to stabilize the price of the Common Stock. These activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end these activities at any time.

                                 LEGAL MATTERS

  The validity of the Common Stock offered hereby and certain other legal matters in connection with this offering will be passed upon for the Company by Latham & Watkins, Los Angeles, California. Certain partners of Latham & Watkins, members of their families, related persons and others have an indirect interest in, through a limited partnership, less than 1% of the Common Stock. Such persons do not have the power to vote or dispose of such shares. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Sidley & Austin, Chicago, Illinois.

                                    EXPERTS

  The consolidated financial statements and financial statement schedules of Rental Service Corporation as of December 31, 1995 and 1996 and for each of the three years in the period ended December 31, 1996, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

  The financial statements of Brute Equipment Co. d/b/a Foxx Hy-Reach, Inc. as of December 31, 1995 and 1996 and for the years then ended, appearing in this Prospectus and Registration Statement have been audited by McGladrey & Pullen, LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The combined financial statements of Industrial Air Tool as of March 31, 1996 and 1997 and for the years then ended, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain items of which are omitted in accordance with the rules and regulations of the Commission. For further information pertaining to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto and the financial statements, notes and schedules filed as a part thereof. The Company is also subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. The Registration Statement and reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; at its Chicago Regional Office, 500 W. Madison Street, 14th Floor, Chicago, Illinois 60661; and at its New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company's Common Stock is listed on the National Association of Securities Dealers Automated Quotation National Market System. Consequently, reports, proxy statements and other information concerning the Company may also be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006. Electronic filings made through the Electronic Data Gathering Analysis and Retrieval System are publicly available through the Commission's Website (http://www.sec.gov).

                         INDEX TO FINANCIAL STATEMENTS

Consolidated Financial Statements of Rental Service Corporation
  Report of Independent Auditors..........................................  F-2
  Consolidated Balance Sheets--December 31, 1995 and 1996, and March 31,
   1997 (unaudited).......................................................  F-3
  Consolidated Statements of Operations--for the years ended December 31,
   1994, 1995 and 1996, and for the three months ended March 31, 1996 and
   1997 (unaudited).......................................................  F-4
  Consolidated Statements of Redeemable Preferred Stock and Common
   Stockholders' Equity (Deficit)--for the years ended December 31, 1994,
   1995 and 1996, and for the three months ended March 31, 1997
   (unaudited)............................................................  F-5
  Consolidated Statements of Cash Flows--for the years ended December 31,
   1994, 1995 and 1996, and for the three months ended March 31, 1996 and
   1997 (unaudited).......................................................  F-6
  Notes to Consolidated Financial Statements--December 31, 1996 and March
   31, 1997 (unaudited)...................................................  F-7
Consolidated Financial Statements of Acme Holdings Inc.
  Report of Independent Auditors.......................................... F-23
  Consolidated Balance Sheets--December 31, 1993 and 1994, and June 30,
   1995 (unaudited)....................................................... F-24
  Consolidated Statements of Operations--for the years ended December 31,
   1992, 1993 and 1994, and for the six months ended June 30, 1994 and
   1995 (unaudited)....................................................... F-25
  Consolidated Statements of Shareholders' Deficit--for the years ended
   December 31, 1992, 1993 and 1994, and for the six months ended June 30,
   1995 (unaudited)....................................................... F-26
  Consolidated Statements of Cash Flows--for the years ended December 31,
   1992, 1993 and 1994, and for the six months ended June 30, 1994 and
   1995 (unaudited)....................................................... F-27
  Notes to Consolidated Financial Statements--December 31, 1994, and June
   30, 1995 (unaudited)................................................... F-29
Combined Financial Statements of Industrial Air Tool
  Report of Independent Auditors.......................................... F-42
  Combined Balance Sheets--March 31, 1996 and 1997........................ F-43
  Combined Statements of Operations--for the years ended March 31, 1996 and 1997............................................................... F-44
  Combined Statements of Redeemable Stock and Other Stockholders' and
   Partners' Equity--for the years ended March 31, 1996 and 1997.......... F-45
  Combined Statements of Cash Flows--for the years ended March 31, 1996 and 1997............................................................... F-46
  Notes to Combined Financial Statements--March 31, 1997.................. F-47
Financial Statements of Brute Equipment Co. (d/b/a Foxx Hy-Reach)
  Independent Auditor's Reports........................................... F-52
  Balance Sheets--December 31, 1995 and 1996, and March 31, 1997
   (unaudited)............................................................ F-53
  Statements of Operations--for the years ended December 31, 1995 and
   1996, and for the three months ended March 31, 1996 and 1997
   (unaudited)............................................................ F-54
  Statements of Stockholders' Equity--for the years ended December 31,
   1995 and 1996, and for the three months ended March 31, 1997
   (unaudited)............................................................ F-55
  Statements of Cash Flows--for the years ended December 31, 1995 and
   1996, and for the three months ended March 31, 1996 and 1997
   (unaudited)............................................................ F-56
  Notes to Financial Statements--December 31, 1996, and March 31, 1997
   (unaudited)............................................................ F-57

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors
Rental Service Corporation

  We have audited the accompanying consolidated balance sheets of Rental Service Corporation (Company) as of December 31, 1995 and 1996, and the related consolidated statements of operations, redeemable preferred stock and common stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Rental Service Corporation at December 31, 1995 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Phoenix, Arizona
February 28, 1997

                           RENTAL SERVICE CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                              DECEMBER 31,
                                        --------------------------
                                                                    MARCH 31,
                                            1995          1996         1997
                                        ------------  ------------ ------------
                                                                   (UNAUDITED)
                ASSETS
                ------
Cash and cash equivalents.............  $  1,455,000  $  1,452,000 $  1,578,000
Accounts receivable, net of allowance
 for doubtful accounts of $1,791,000
 and $2,165,000 at December 31, 1995
 and 1996, respectively and $2,811,000
 at March 31, 1997....................    14,427,000    20,856,000   22,844,000
Other receivables and prepaid expense.     2,178,000     3,170,000    2,850,000
Income tax receivable.................           --      1,563,000    1,524,000
Parts and supplies inventories, net of
 reserve for obsolescence of $603,000
 and $782,000 at December 31, 1995 and
 1996, respectively and $883,000 at
 March 31, 1997.......................     5,997,000    10,099,000   10,515,000
Assets held for sale (Note 2).........    16,054,000           --           --
Deferred taxes (Note 10)..............     7,310,000     8,645,000    8,645,000
Rental equipment, principally
 machinery, at cost, net of
 accumulated depreciation of
 $11,747,000 and $24,743,000 at
 December 31, 1995 and 1996,
 respectively and $29,420,000 at March
 31, 1997 (Notes 5 and 8).............    52,818,000   116,921,000  155,395,000
Operating property and equipment, at
   cost, net (Note 3).................    10,629,000    20,043,000   20,764,000
Intangible assets, net (Note 4).......    24,154,000    34,801,000   41,048,000
Other assets, primarily deferred
   financing costs, net...............     2,810,000     1,383,000    2,380,000
                                        ------------  ------------ ------------
                                        $137,832,000  $218,933,000 $267,543,000
                                        ============  ============ ============
  LIABILITIES, REDEEMABLE PREFERRED
STOCK, AND COMMON STOCKHOLDERS' EQUITY
--------------------------------------
Accounts payable......................  $ 10,185,000  $ 20,302,000 $ 33,265,000
Payroll and other accrued expenses....    19,839,000    21,540,000   21,389,000
Accrued interest payable..............       771,000       514,000      742,000
Income taxes payable (Note 10)........       220,000        48,000      939,000
Deferred taxes (Note 10)..............     9,815,000    12,863,000   12,863,000
Bank debt and long term obligations
   (Note 5)...........................    67,910,000    68,526,000  101,569,000
Obligations under capital leases (Note
   8).................................       645,000        68,000       55,000
                                        ------------  ------------ ------------
Total liabilities.....................   109,385,000   123,861,000  170,822,000
                                        ------------  ------------ ------------
Commitments and contingencies (Notes
   5, 8 and 12)
Redeemable preferred stock,
   cumulative, $.01 par value (Note
   6):
  Authorized shares--350,000
  Issued and outstanding shares--
   244,805 and none at December 31,
   1995 and 1996, respectively and
   none at March 31, 1997.............    28,401,000           --           --
Common stockholders' equity (Note 6):
  Preferred stock, $.01 par value:
   Authorized shares--500,000
   Issued and outstanding shares--none
                                                 --            --           --
  Common stock, $.01 par value:
   Authorized shares--20,000,000
   Issued and outstanding shares--
    4,247,730 and 11,376,378 at
    December 31, 1995 and 1996,
    respectively and 11,376,378 at
    March 31, 1997....................        42,000       114,000      114,000
  Additional paid-in capital..........        40,000    93,917,000   93,917,000
Retained earnings (deficit)...........       (36,000)    1,041,000    2,690,000
                                        ------------  ------------ ------------
Total common stockholders' equity.....        46,000    95,072,000   96,721,000
                                        ------------  ------------ ------------
                                        $137,832,000  $218,933,000 $267,543,000
                                        ============  ============ ============

                            See accompanying notes.

                           RENTAL SERVICE CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                   THREE MONTHS ENDED
                                YEAR ENDED DECEMBER 31,                 MARCH 31,
                          -------------------------------------  ------------------------
                             1994        1995          1996         1996         1997
                          ----------- -----------  ------------  -----------  -----------
                                                                       (UNAUDITED)
Revenues:
  Equipment rentals.....  $27,775,000 $47,170,000  $ 94,218,000  $19,656,000  $27,527,000
  Sales of parts,
   supplies and
   equipment............   14,040,000  18,747,000    34,136,000    7,541,000   13,782,000
                          ----------- -----------  ------------  -----------  -----------
Total revenues..........   41,815,000  65,917,000   128,354,000   27,197,000   41,309,000
Cost of revenues:
  Cost of equipment
   rentals, excluding
   equipment rental
   depreciation.........   16,284,000  27,854,000    55,202,000   12,449,000   14,316,000
  Depreciation,
   equipment rentals....    4,020,000   7,691,000    17,840,000    3,633,000    6,306,000
  Cost of sales of
   parts, supplies and
   equipment............   10,298,000  12,617,000    24,070,000    5,067,000    9,709,000
                          ----------- -----------  ------------  -----------  -----------
Total cost of revenues..   30,602,000  48,162,000    97,112,000   21,149,000   30,331,000
                          ----------- -----------  ------------  -----------  -----------
Gross profit............   11,213,000  17,755,000    31,242,000    6,048,000   10,978,000
Selling, general and
 administrative expense.    4,747,000   6,421,000    12,254,000    2,734,000    3,784,000
Depreciation and
 amortization, excluding
 equipment rental
 depreciation...........      504,000   1,186,000     2,835,000      571,000    1,068,000
Amortization of
 intangibles............    2,078,000     718,000     2,379,000      561,000      624,000
                          ----------- -----------  ------------  -----------  -----------
Operating income........    3,884,000   9,430,000    13,774,000    2,182,000    5,502,000
Interest expense, net...      731,000   3,314,000     7,063,000    1,639,000    1,597,000
                          ----------- -----------  ------------  -----------  -----------
Income before income
 taxes and extraordinary
 items..................    3,153,000   6,116,000     6,711,000      543,000    3,905,000
Provision for income
 taxes (Note 10)........    1,177,000   2,401,000     2,722,000      213,000    1,722,000
                          ----------- -----------  ------------  -----------  -----------
Income before
 extraordinary items....    1,976,000   3,715,000     3,989,000      330,000    2,183,000
Extraordinary items,
 loss on extinguishment
 of debt less applicable
 income tax benefit of
 $305,000, $822,000 and
 $386,000 in 1995, 1996
 and the three months
 ended March 31, 1997,
 respectively (Note 5)..          --      478,000     1,269,000          --       534,000
                          ----------- -----------  ------------  -----------  -----------
Net income..............    1,976,000   3,237,000     2,720,000      330,000    1,649,000
Redeemable preferred
 stock accretion........    1,646,000   1,717,000     1,643,000      554,000          --
                          ----------- -----------  ------------  -----------  -----------
Net income (loss)
 available to common
 stockholders...........  $   330,000 $ 1,520,000  $  1,077,000  $  (224,000) $ 1,649,000
                          =========== ===========  ============  ===========  ===========
Earnings (loss) per
 common and common
 equivalent share:
  Income (loss) before
   extraordinary items..  $       .06 $       .39  $        .33  $      (.04) $       .19
  Extraordinary items...          --         (.09)         (.18)         --          (.05)
                          ----------- -----------  ------------  -----------  -----------
Net income (loss).......  $       .06 $       .30  $        .15  $      (.04) $       .14
                          =========== ===========  ============  ===========  ===========
Weighted average common
 and common equivalent
 shares.................    5,427,728   5,087,790     7,218,041    5,506,756   11,493,273
                          =========== ===========  ============  ===========  ===========

                            See accompanying notes.

                           RENTAL SERVICE CORPORATION

             CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK
                   AND COMMON STOCKHOLDERS' EQUITY (DEFICIT)

                                                                     COMMON STOCKHOLDERS' EQUITY (DEFICIT)
                                                       ----------------------------------------------------------------------
                     REDEEMABLE PREFERRED STOCK                COMMON STOCK
                  -----------------------------------  -------------------------------
                                                                                        ADDITIONAL    RETAINED
                                           TREASURY                          TREASURY     PAID-IN     EARNINGS
                   SHARES      AMOUNT        STOCK       SHARES     AMOUNT     STOCK      CAPITAL     (DEFICIT)      TOTAL
                  --------  ------------  -----------  ----------  --------  ---------  -----------  -----------  -----------
Balance at
 December 31,
 1993............  253,475  $ 25,956,000  $       --    4,675,320  $ 47,000  $     --   $    52,000  $(1,380,000) $(1,281,000)
 Issuance of
  preferred
  stock..........    2,586       259,000          --          --        --         --           --           --           --
 Purchase of
  treasury stock.      --            --    (1,177,000)        --        --    (523,000)         --           --      (523,000)
 Redeemable
  preferred stock
  accretion......      --      1,646,000          --          --        --         --           --    (1,646,000)  (1,646,000)
 Net income......      --            --           --          --        --         --           --     1,976,000    1,976,000
                  --------  ------------  -----------  ----------  --------  ---------  -----------  -----------  -----------
Balance at
 December 31,
 1994............  256,061    27,861,000   (1,177,000)  4,675,320    47,000   (523,000)      52,000   (1,050,000)  (1,474,000)
 Issuance of
  common stock...      --            --           --      278,685     2,000        --        (2,000)         --           --
 Retirement of
  treasury stock.  (11,256)   (1,177,000)   1,177,000    (706,275)   (7,000)   523,000      (10,000)    (506,000)         --
 Redeemable
  preferred stock
  accretion......      --      1,717,000          --          --        --         --           --    (1,717,000)  (1,717,000)
 Net income......      --            --           --          --        --         --           --     3,237,000    3,237,000
                  --------  ------------  -----------  ----------  --------  ---------  -----------  -----------  -----------
Balance at
 December 31,
 1995............  244,805    28,401,000          --    4,247,730    42,000        --        40,000      (36,000)      46,000
 Issuance of
  preferred
  stock..........   75,000     7,500,000          --          --        --         --           --           --           --
 Issuance of
  common stock,
  net of issuance
  costs of
  $8,723,000.....      --            --           --    7,094,358    71,000        --    95,152,000          --    95,223,000
 Exercise of
  stock options..      --            --           --       34,290     1,000        --           --           --         1,000
 Repurchase of
  preferred
  stock.......... (319,805)  (37,874,000)         --          --        --         --           --           --           --
 Preferred stock
  adjustment.....      --        330,000          --          --        --         --      (330,000)         --      (330,000)
 Repurchase of
  common stock
  warrants.......      --            --           --          --        --         --      (945,000)         --      (945,000)
 Redeemable
  preferred stock
  accretion......      --      1,643,000          --          --        --         --           --    (1,643,000)  (1,643,000)
 Net income......      --            --           --          --        --         --           --     2,720,000    2,720,000
                  --------  ------------  -----------  ----------  --------  ---------  -----------  -----------  -----------
Balance at
 December 31,
 1996............                                      11,376,378   114,000        --    93,917,000    1,041,000   95,072,000
 Net income
  (unaudited)....      --            --           --          --        --         --           --     1,649,000    1,649,000
                  --------  ------------  -----------  ----------  --------  ---------  -----------  -----------  -----------
Balance at March
 31, 1997
 (unaudited).....      --   $        --   $       --   11,376,378  $114,000  $     --   $93,917,000  $ 2,690,000  $96,721,000
                  ========  ============  ===========  ==========  ========  =========  ===========  ===========  ===========

                            See accompanying notes.

                           RENTAL SERVICE CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                        THREE MONTHS ENDED
                                  YEAR ENDED DECEMBER 31,                    MARCH 31,
                          -----------------------------------------  --------------------------
                              1994          1995          1996           1996          1997
                          ------------  ------------  -------------  ------------  ------------
                                                                            (UNAUDITED)
OPERATING ACTIVITIES
Net income..............  $  1,976,000  $  3,237,000  $   2,720,000  $    330,000  $  1,649,000
Adjustments to reconcile
 net income to net cash
 provided by operating
 activities:
 Depreciation and
  amortization..........     6,602,000     9,595,000     23,054,000     4,765,000     7,998,000
 Extraordinary item.....           --        478,000      1,269,000           --        534,000
 Interest paid in kind..           --        710,000      1,706,000       576,000           --
 Provision for losses
  on accounts
  receivable............       621,000     1,040,000      1,692,000       330,000       446,000
 Gain on sale of rental
  equipment.............      (920,000)   (1,948,000)    (3,729,000)   (1,179,000)   (1,766,000)
 Changes in operating
  assets and
  liabilities, net of
  effect of business
  acquisitions:
   Accounts receivable..    (2,834,000)   (3,346,000)    (5,725,000)      233,000    (1,677,000)
   Other receivables and
    prepaid expenses....       200,000    (1,182,000)    (1,703,000)   (2,435,000)      341,000
   Income tax
    receivable..........           --            --      (1,563,000)          --         39,000
   Intangible assets and
    other assets........      (192,000)    1,351,000        379,000      (778,000)       68,000
   Parts and supplies
    inventories.........      (469,000)   (1,403,000)    (2,444,000)     (344,000)       88,000
   Accounts payable.....     1,599,000     1,866,000     10,077,000     8,323,000    12,963,000
   Payroll and other
    accrued expenses and
    related party
    payables............       410,000    (1,000,000)    (3,523,000)      (82,000)   (1,485,000)
   Accrued interest
    payable.............       (18,000)      737,000       (257,000)       (4,000)      227,000
   Assets held for sale.           --      2,652,000            --            --            --
   Income taxes payable.       211,000      (375,000)      (172,000)       94,000       891,000
   Deferred taxes, net..       223,000       132,000      1,713,000         1,000           --
                          ------------  ------------  -------------  ------------  ------------
Net cash provided by
 operating activities...     7,409,000    12,544,000     23,494,000     9,830,000    20,316,000
INVESTING ACTIVITIES
Acquisitions of rental
 operations, net of cash
 acquired...............       (20,000)  (42,057,000)   (27,270,000)  (11,997,000)  (12,015,000)
Cash purchases of rental
 equipment and operating
 property and equipment.   (17,043,000)  (23,632,000)   (86,842,000)  (18,933,000)  (44,119,000)
Proceeds from sale of
 used equipment.........     3,240,000     4,126,000     12,695,000     2,703,000     4,617,000
Proceeds from (additions
 to) assets held for
 sale...................           --            --      16,668,000    (1,442,000)          --
                          ------------  ------------  -------------  ------------  ------------
Net cash used in
 investing activities...   (13,823,000)  (61,563,000)   (84,749,000)  (29,669,000)  (51,517,000)
FINANCING ACTIVITIES
Proceeds from bank debt.    20,557,000   114,826,000    225,335,000    55,154,000    71,400,000
Payments on bank debt...   (11,125,000)  (69,108,000)  (213,511,000)  (49,815,000)  (38,262,000)
Payments of debt
 issuance costs.........      (400,000)   (2,024,000)      (984,000)          --     (1,702,000)
Proceeds from long term
 obligations............           --     10,000,000            --            --            --
Payment on long term
 obligations............      (894,000)   (3,597,000)   (12,916,000)     (100,000)      (95,000)
Payment on capital lease
 obligations............      (197,000)     (276,000)      (577,000)     (264,000)      (14,000)
Purchase of treasury
 stock--preferred.......    (1,177,000)          --             --            --            --
Purchase of treasury
 stock--common..........      (523,000)          --             --            --            --
Proceeds from issuance
 of preferred stock.....       259,000           --       7,500,000     7,500,000           --
Repurchase of preferred
 stock..................           --            --     (37,874,000)          --            --
Proceeds from issuance
 common stock, net of
 issuance costs.........           --            --      95,223,000     7,387,000           --
Proceeds from exercise
 of stock options.......           --            --           1,000           --            --
Repurchase of common
 stock warrants.........           --            --        (945,000)          --            --
                          ------------  ------------  -------------  ------------  ------------
Net cash provided by
 financing activities...     6,500,000    49,821,000     61,252,000    19,862,000    31,327,000
                          ------------  ------------  -------------  ------------  ------------
Net increase (decrease)
 in cash and cash
 equivalents............        86,000       802,000         (3,000)       23,000       126,000
Cash and cash
 equivalents at
 beginning of period....       567,000       653,000      1,455,000     1,455,000     1,452,000
                          ------------  ------------  -------------  ------------  ------------
Cash and cash
 equivalents at end of
 period.................  $    653,000  $  1,455,000  $   1,452,000  $  1,478,000  $  1,578,000
                          ============  ============  =============  ============  ============
Supplemental disclosure
 of cash flow
 information:
Cash paid for interest..  $    749,000  $  1,863,000  $   5,614,000  $  1,068,000  $  1,369,000
Cash paid for income
 taxes..................  $    777,000  $  1,545,000  $   1,850,000  $     53,000  $     67,000

                            See accompanying notes.

                          RENTAL SERVICE CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     DECEMBER 31, 1996 AND MARCH 31, 1997

                 (THE INFORMATION AS OF MARCH 31, 1997 AND FOR
      THE THREE MONTH PERIODS ENDED MARCH 31, 1996 AND 1997 IS UNAUDITED)

1. ACCOUNTING POLICIES

 Basis of Presentation

  Rental Service Corporation (RSC or Company), a Delaware Corporation, was formed in June 1993 when all of the outstanding preferred and common shares of RSC Acquisition Corp. (RSC Acquisition) were exchanged for the same number, class and par value of shares of RSC. RSC Acquisition was formed in July 1992.

  The Company operates in a single industry segment: the short-term rental of equipment, including ancillary sales of parts, supplies and equipment, through a network of rental center locations in Texas, Louisiana, Mississippi, Florida, Alabama, Tennessee, Georgia, Arkansas and South Carolina. The nature of the Company's business is such that short-term obligations are typically met by cash flow generated from long-term assets. Consequently, consistent with industry practice, the accompanying consolidated balance sheets are presented on an unclassified basis.

  The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

  The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

  Certain amounts in the prior year financial statements have been reclassified to conform with the current year financial statement presentation.

 Revenue Recognition

  Equipment rental revenue is recorded as earned under the operating method. Equipment rentals in the consolidated statements of operations includes revenues earned on equipment rentals, fuel sales and rental equipment delivery fees. Revenue from the sale of parts, supplies and equipment is recorded at the time of delivery to or pick-up by the customer.

 Credit Policy

  Substantially all of the Company's business is on a credit basis. The Company extends credit to its commercial customers based on evaluations of their financial condition and generally no collateral is required, although in many cases mechanics' liens are filed to protect the Company's interests. Invoices are generated when a piece of rental equipment is returned by the customer or in any event after 21 days. The Company has diversified its customer base by operating rental locations in nine states, primarily in the Southeast. The Company maintains reserves it believes are adequate for potential credit losses.

 Parts and Supplies Inventories

  Parts and supplies inventories consist principally of parts, commodity type supplies and small- to medium-sized equipment for sale. All inventories are valued at the lower of cost (first-in, first-out) or market.

                          RENTAL SERVICE CORPORATION

 Depreciation and Amortization

  Rental equipment and operating property and equipment are being depreciated using the straight-line method over the following estimated useful lives:

      Rental equipment............................................     3-7 years
      Operating property and equipment............................    3-27 years
      Leasehold improvements...................................... Term of lease

  Rental equipment is depreciated to a salvage value of 10% of cost. Amortization of assets under capital leases is included in depreciation expense. Rental equipment costing less than $600 in 1994 and 1995 and less than $400 in 1996 and 1997 is immediately expensed at the date of purchase.

 Intangible Assets

  Intangible assets are recorded at cost and are amortized using the straight-line method over their estimated useful lives of usually one to three years for covenants not to compete, and 30 to 40 years for goodwill. The recoverability of goodwill attributable to the Company's acquisitions is analyzed annually based on actual and projected levels of profitability and cash flows of the locations acquired on an undiscounted basis.

 Income Taxes

  The Company utilizes the liability method of accounting for income taxes as set forth in Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under the liability method, deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Recognition of deferred tax assets is limited to amounts considered by management to be more likely than not of realization in future periods.

 Cash and Cash Equivalents

  The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

 Advertising Expense

  The cost of advertising is expensed as incurred. The Company incurred $407,000, $491,000, $1,050,000, $178,000 and $233,000 in advertising costs during the years ended December 31, 1994, 1995 and 1996 and the three months ended March 31, 1996 and 1997, respectively.

 Debt Costs

  Deferred financing costs are amortized using the straight-line method over the lives of the related debt. Deferred financing costs are expensed in connection with refinancings if there are substantive changes in the terms of the related debt. Interest expense for the Company's increasing interest rate Bank Note (see Note 5) was determined based on the average effective interest rate payable over the period in which the debt was expected to be outstanding, which was three years.

 Stock Based Compensation

  The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance

                          RENTAL SERVICE CORPORATION
with APB Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and, accordingly, recognizes no compensation expense for stock option grants.

 Concentrations of Credit Risk

  Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments and trade accounts receivable.

  The Company maintains cash and cash equivalents with various financial institutions located throughout the country in order to limit exposure to any one institution. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's investment strategy.

  Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers.

 Fair Values of Financial Instruments

  The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value because of the immediate or short-term maturity of these financial instruments. The fair value of long-term debt is determined using current applicable interest rates as of the balance sheet date and approximates the carrying value of such debt because the underlying instruments are at variable rates which are repriced frequently.

 Interim Financial Statements

  The accompanying consolidated balance sheet at March 31, 1997 and the consolidated statements of operations, redeemable preferred stock and common stockholders' equity and cash flows for the three-month periods ended March 31, 1996 and 1997 are unaudited and have been prepared on the same basis as the audited consolidated financial statements included herein. In the opinion of management, such unaudited consolidated financial statements include all adjustments necessary to present fairly the information set forth therein, which consist solely of normal recurring adjustments. The results of operations for such interim period are not necessarily indicative of results for the full year.

 Earnings (Loss) Per Share and Supplemental Earnings (Loss) Per Share

  Earnings (loss) per share is computed using the weighted average number of shares of common stock and common stock equivalents outstanding during the year. In accordance with the accounting rules of the Securities and Exchange Commission common stock and stock options and warrants issued by the Company in the twelve month period prior to the Company's initial public offering have been included in the calculation of common and common equivalent shares as if they were outstanding for all periods presented, computed using the treasury stock method and the initial offering price, through the effective date of the Company's initial public offering. Dilutive common stock equivalent shares subsequent to the Company's initial public offering are computed using the treasury stock method.

  Supplementary pro forma net income per common and common equivalent share, assuming the proceeds from the issuance of common shares in connection with the initial public offering at the initial public offering price of $16.00 ($14.88 net of issuance costs) were used to repay the Bank Note (Note 5) and repurchase the related warrant and the Company's redeemable preferred stock as of the beginning of the period, or the date upon which the debt was created, whichever was later, would have been $.51 and $.36 for the years ended December 31, 1995 and 1996, respectively, based upon 7,145,174 and 9,353,282 share issuances, respectively.

 Impact of Recently Issued Accounting Standards

  In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings per Share, which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods. Under the new requirements for calculating primary earnings per share, the dilutive effect of stock options will be excluded. The impact is expected to result in no material change in earnings
(loss) per share (before or after extraordinary items) for the quarterly periods ended March 31, 1997 and 1996.

                          RENTAL SERVICE CORPORATION

2. BUSINESS ACQUISITIONS

  A principal component of the Company's business strategy is to continue to grow through acquisitions which augment its present operations as well as enter into new geographic markets. In keeping with this strategy, the Company has made several acquisitions of rental operations. These acquisitions have been accounted for as purchases and, accordingly, the acquired tangible and identifiable intangible assets and liabilities have been recorded at their estimated fair values at the dates of acquisition with any excess purchase price reflected as goodwill in the accompanying consolidated financial statements. The operations of the acquired businesses are included in the consolidated statements of operations from the date of acquisition.

  The following table sets forth, for the periods indicated, the net assets acquired, liabilities assumed and cash purchase price for these acquisitions. Certain 1997 acquisitions have been recorded based on preliminary estimates.

                                 YEAR ENDED DECEMBER 31,          THREE MONTHS
                            -----------------------------------      ENDED
                              1994        1995         1996      MARCH 31, 1997
                            --------  ------------  -----------  --------------
                                                                  (UNAUDITED)
Assets acquired............ $113,000  $ 50,109,000  $20,316,000   $ 6,551,000
Goodwill and covenants not
 to compete................  (91,000)   19,513,000   12,221,000     6,798,000
Less: liabilities assumed..   (2,000)  (27,565,000)  (5,267,000)   (1,334,000)
                            --------  ------------  -----------   -----------
Cash purchase price........ $ 20,000  $ 42,057,000  $27,270,000   $12,015,000
                            ========  ============  ===========   ===========
Number of acquisitions.....        1             5           11             5

  The following table sets forth the unaudited pro forma results of operations for each year in which acquisitions occurred and for the immediately preceding year as if the above acquisitions were consummated at the beginning of the immediately preceding year:

                                YEAR ENDED DECEMBER 31,              THREE MONTHS
                         ------------------------------------------     ENDED
                            1994          1995             1996     MARCH 31, 1997
                         -----------  ------------     ------------ --------------
                         (UNAUDITED)   (UNAUDITED)      (UNAUDITED)   (UNAUDITED)
Total revenues.......... $85,712,000  $118,954,000     $194,120,000  $50,619,000
Income (loss) before
 non-recurring and
 extraordinary items....  (2,451,000)    1,660,000        2,123,000    2,024,000
Net income (loss).......  (2,451,000)   47,030,000 (a)      854,000    1,490,000
Earnings (loss) per
 common and common
 equivalent share:
  Income (loss) before
   non-recurring and
   extraordinary items..        (.76)         (.01)             .29          .17
  Net income (loss).....        (.76)         8.15 (a)          .12          .13

--------
(a) Net income in 1995 includes non-recurring and extraordinary items related to Holdings' prepackaged bankruptcy of $45,370,000 ($8.17 per share), including a gain on extinguishment of debt of $52,079,000 and charges for fresh start accounting adjustment and reorganization items of $6,709,000.

  On September 12, 1995, the Company acquired all of the assets and assumed all of the liabilities of Acme Holdings Inc. (Holdings) (renamed as RSC Holdings, Inc.) and its subsidiaries. Holdings and its subsidiaries had filed a prepackaged joint plan of reorganization under Chapter 11 of title 11 of the United States Code on July 13, 1995, which was subsequently approved by the court on August 24, 1995 and became effective on September 12, 1995. Pursuant to the approved plan, Holdings was merged into a wholly owned subsidiary of the Company, the Company entered into the Revolver and Bank Note agreements (see Note 5), and used proceeds therefrom of $35,350,000 to pay in full satisfaction old outstanding notes payable of Holdings which had an aggregate principal balance at that time of approximately $78,000,000. Additionally, the Company paid Holdings' debtor-

                          RENTAL SERVICE CORPORATION
in-possession facility of approximately $3,795,000 and assumed the remaining liabilities of Holdings in exchange for full releases from substantially all of Holdings' note holders.

  In connection with the acquisition of Holdings, the Company decided to sell, close or dispose of Holdings' rental locations in California, as they did not meet the Company's financial performance criteria and were not part of the Company's strategic plans. The assets related to those rental locations, consisting primarily of rental equipment and accounts receivable, were classified as assets held for sale in the accompanying consolidated balance sheet at December 31, 1995. The Company accrued the expected cash outflows from operations of the rental locations through the expected date of disposal as part of the allocation of the purchase price. The initial accrual of $2,492,000 included $1,404,000 of allocated interest expense. The pre-tax income during the period from September 12, 1995 through December 31, 1995 was $508,000, which included allocated interest expense of $422,000 and a gain on disposal of assets of $649,000, and was credited to the accrual. The pre-tax loss during the year ended December 31, 1996 was $3,380,000, which included allocated interest expense of $751,000 and a gain on disposal of assets of $513,000, and was charged to the accrual. In 1996, the Company revised its estimates of the operating cash outflows expected to be incurred as part of the disposal of the California locations and accrued an additional $1,292,000, which was recorded as an adjustment to goodwill. During 1996, the Company sold or closed all of the California locations, and has a remaining balance in the accrual of $912,000 at December 31, 1996. During the three months ended March 31, 1997, $249,000 was charged to the accrual, leaving a remaining balance of $663,000 at March 31, 1997.

   Effective March 1, 1997, the Company reached a definitive agreement, to acquire all of the outstanding stock of Comtect, Inc. and subsidiaries d/b/a Industrial Air Tool (IAT) for $32.6 million in cash and 189,189 shares of RSC common stock. Up to an additional 108,108 shares of RSC common stock may be paid to the sellers over a three year period if certain performance objectives are met. IAT is a leading "on-site" small tool provider, rental management company and maintenance, repair and operations (MRO) supplier and operates a total of four locations in Texas and Louisiana. The transaction closed on April 25, 1997, and IAT's balance sheet will be consolidated with the Company's under the purchase method of accounting as of that date. This acquisition is anticipated to result in $23.0 million in goodwill, which will be amortized over 40 years. Pursuant to the acquisition agreement, the Company assumed effective control of IAT's operations on March 1, 1997 and has included IAT's revenues, costs and expenses from such date in its consolidated statements of operations, net of related imputed purchase price adjustments. The pro forma information above includes this acquisition as if it had occurred as of the beginning of 1997 and 1996, respectively.

3. OPERATING PROPERTY AND EQUIPMENT

  Operating property and equipment consist of the following:

                                                 DECEMBER 31,
                                            -----------------------  MARCH 31,
                                               1995        1996        1997
                                            ----------- ----------- -----------
                                                                    (UNAUDITED)
   Vehicles, machinery and equipment....... $ 7,010,000 $14,638,000 $15,914,000
   Leasehold improvements..................   1,284,000   2,695,000   2,844,000
   Furniture, fixtures and computer
    equipment..............................   2,663,000   5,385,000   5,683,000
   Land and building.......................   1,634,000   1,828,000   1,838,000
                                            ----------- ----------- -----------
   Total...................................  12,591,000  24,546,000  26,279,000
   Less: accumulated depreciation and
    amortization...........................   1,962,000   4,503,000   5,515,000
                                            ----------- ----------- -----------
                                            $10,629,000 $20,043,000 $20,764,000
                                            =========== =========== ===========

                          RENTAL SERVICE CORPORATION

4. INTANGIBLE ASSETS

  Intangible assets consist of the following:

                                                 DECEMBER 31,
                                            -----------------------  MARCH 31,
                                               1995        1996        1997
                                            ----------- ----------- -----------
                                                                    (UNAUDITED)
   Covenants not to compete................ $   141,000 $ 2,281,000 $ 2,556,000
   Goodwill................................  24,685,000  34,766,000  41,289,000
                                            ----------- ----------- -----------
   Total...................................  24,826,000  37,047,000  43,845,000
   Less: accumulated amortization..........     672,000   2,246,000   2,797,000
                                            ----------- ----------- -----------
                                            $24,154,000 $34,801,000 $41,048,000
                                            =========== =========== ===========

  The Company has entered into noncompetition agreements with the former owners of certain acquired businesses. The agreements are generally for terms of one to three years and prohibit the former owners from competing with the Company in the business of renting equipment in certain counties located in the area of the acquired business.

5. BANK DEBT AND LONG TERM OBLIGATIONS

  Bank debt and long term obligations consist of the following:

                                                DECEMBER 31,
                                           -----------------------  MARCH 31,
                                              1995        1996         1997
                                           ----------- ----------- ------------
                                                                   (UNAUDITED)
$200,000,000 Revolving Line of Credit
 (Revolver) with a bank, interest, at the
 prime rate plus 0.5%, due monthly, or
 Eurodollar rate plus 2.0%, due on
 demand, at the Company's option,
 principal due January 31, 2002. The
 interest rate in effect at December 31,
 1995 and 1996 and March 31, 1997 was
 8.9%, 8.3%, and 7.6%, respectively......  $56,042,000 $67,867,000 $101,005,000
Note payable to bank (Bank Note).........   10,710,000         --           --
Notes payable, interest at 8%, due in
 aggregate monthly installments of $3,400
 through 2008............................      393,000     306,000      301,000
Equipment contracts payable, interest at
 7-11%, payable in various monthly
 installments through 1998,
 collateralized by equipment.............      765,000     353,000      263,000
                                           ----------- ----------- ------------
                                           $67,910,000 $68,526,000 $101,569,000
                                           =========== =========== ============

  On January 31, 1997, the Company amended the Revolver to, among other things, increase the availability to $200 million, decrease the interest rate margins by 0.5%, increase the advance rates on eligible rental equipment to 100% and extend the maturity date to January 31, 2002. The total amount of credit available under the Revolver is limited to a borrowing base equal to the sum of (i) 85% of eligible accounts receivable of the Company's subsidiaries and (ii) 100% of the value (lower of net book value or market) of eligible rental equipment. The Revolver also contains provisions to annually adjust the prime and eurodollar interest rate margins based on the Company's achievement of specified interest coverage ratios. The obligation of the lender to make initial loans or issue letters of credit under the Revolver is subject to certain customary conditions. In addition, the Revolver has financial covenants for RSC regarding debt incurrence, interest coverage, capital expenditure investment and minimum EBITDA levels. The Revolver also contains covenants and provisions that restrict, among other things, the Company's subsidiaries ability to: (i) incur additional indebtedness; (ii) incur liens on its property, (iii) enter into contingent obligations; (iv) make certain capital expenditures and

                          RENTAL SERVICE CORPORATION
investments; (v) engage in certain sales of assets; (vi) merge or consolidate with or acquire another person or engage in other fundamental changes; (vii) enter into leases; (viii) engage in certain transactions with affiliates; and
(ix) declare or pay dividends to RSC. As of December 31, 1996 and March 31, 1997, the Company was in compliance with all covenants of the Revolver, and substantially all of the net consolidated assets of the Company were restricted under the terms of the Revolver.

  Borrowings under the Revolver are secured by all of the real and personal property of the Company's subsidiaries and a pledge of the capital stock and intercompany debt of the Company's subsidiaries. RSC is a guarantor of the obligations of its subsidiaries under the Revolver, and has granted liens on substantially all of its assets (including the stock of its subsidiaries) to secure such guaranty. The Revolver also restricts the Company from declaring or paying dividends on its common stock. In addition, the Company's subsidiaries are guarantors of the obligations of the other subsidiaries under the Revolver. The Revolver includes a $2 million letter of credit facility, with a fee equal to 2.75% of the face amount of letters of credit payable to the lenders and other customary fees payable to the issuer of the letter of credit. A commitment fee equal to 0.5% of the unused commitment, excluding the face amount of all outstanding and undrawn letters of credit, is also payable monthly in arrears.

  The amounts outstanding under the Revolver at December 31, 1995 and 1996 and March 31, 1997 were $56,042,000, $67,867,000, and $101,005,000, respectively, with approximately $6,815,000 and $28,888,000, and $65,974,000 respectively, available based on the borrowing base. Outstanding letters of credit totaled $212,000, $0 and $0 at December 31, 1995 and 1996 and March 31, 1997,
respectively.

  In connection with the amendment to the Revolver, in January 1997, the Company wrote-off the related unamortized deferred financing costs and recorded a loss on extinguishment of debt of $920,000, net of income taxes of $386,000, which has been classified as an extraordinary item in the accompanying consolidated statements of operations for the three months ended March 31, 1997.

  The Company utilized proceeds from its initial public offering in September 1996 to reduce the outstanding amounts under the Revolver by $37.7 million. In connection with the implementation of an amended Revolver, the Company wrote off the related deferred financing costs and recorded a loss on extinguishment of debt of $2,453,000 which has been classified as an extraordinary item, net of income taxes of $964,000, in the accompanying consolidated statements of operations for the year ended December 31, 1996.

  The Company entered into a redeemable note and warrant purchase agreement (Bank Note) on September 12, 1995 with a financial institution that provided $10,000,000 of 13% senior secured notes due September 15, 2005. Interest, compounded quarterly, for the first two years was to be paid in kind through the issuance of additional notes, thereafter paid semi-annually in cash. The principal amount of the Bank Note was to be increased by $1,000,000 on each of the first three anniversaries, which was being accounted for as interest expense. Additionally, the financial institution was issued warrants entitling the purchase of 87,120 shares of common stock at a purchase price of $4.83 per share (subject to adjustment) through September 15, 2005. On September 24, 1996, the Company repaid the Bank Note and repurchased the related warrants for $13,000,000, utilizing proceeds from its initial public offering. This repayment resulted in a reduction of additional paid-in capital of $945,000 and a gain on extinguishment of debt of $362,000, which has been classified as an extraordinary item, net of income taxes of $142,000, in the accompanying consolidated statements of operations for the year ended December 31, 1996.

  In 1995, the Company paid off the borrowings under the 1993 Credit Agreement upon entering into the Revolver, resulting in a loss on extinguishment of such debt of $783,000, which has been classified as an extraordinary item, net of income taxes of $305,000, in the accompanying consolidated statements of operations for the year ended December 31, 1995.

                          RENTAL SERVICE CORPORATION

  The aggregate annual maturities of bank debt and long term obligations as of December 31, 1996 are as follows:

                                                           EQUIPMENT
                                  REVOLVER   NOTES PAYABLE CONTRACTS    TOTAL
                                 ----------- ------------- --------- -----------
   1997......................... $       --    $ 16,000    $279,000  $   295,000
   1998.........................         --      17,000      74,000       91,000
   1999.........................         --      19,000         --        19,000
   2000.........................         --      21,000         --        21,000
   2001.........................  67,867,000     23,000         --    67,890,000
   Thereafter...................         --     210,000         --       210,000
                                 -----------   --------    --------  -----------
                                 $67,867,000   $306,000    $353,000  $68,526,000
                                 ===========   ========    ========  ===========

6. PREFERRED STOCK AND COMMON STOCKHOLDERS' EQUITY

 Preferred Stock

  The Company's Board of Directors, without approval of the holders of the common stock, is authorized to fix the number of shares of any series of preferred stock and to designate for issuance up to 500,000 shares of preferred stock, par value $.01 per share, in such number of series and with such rights, preferences, privileges and restrictions (including without limitations voting rights) as the Board of Directors may from time to time determine.

  The Company had outstanding at December 31, 1995, 244,805 shares of a series of cumulative redeemable preferred stock. On September 24, 1996, the Company utilized proceeds from its initial public offering to redeem all outstanding shares of this preferred stock, including accumulated dividends, for $37,874,000. The Redeemable Preferred Stock was cumulative at a rate of 6% per annum, computed on a quarterly basis. No dividends could be paid on the common stock in any quarter until the accumulated dividends on the Redeemable Preferred Stock had been paid for all quarters ending prior to the date of payment of dividends on the common stock.

 Stock Purchase Agreements

  Between 1992 and 1995, the Company entered into various stock purchase agreements with a former chairman, a former president, the current chairman and the current chief financial officer for the sale of 675,000 shares of common stock at $.02 per share and 372,195 shares of common stock at $.01 per share. The stock was issued subject to certain vesting requirements over generally a four to five year period. However, the vesting for a portion of the stock which otherwise vested in the last two years could be accelerated if the Company achieved certain performance targets, as determined by the Company's Board of Directors. Upon a change of control (as defined), any unvested shares generally immediately vested. In the event the participant terminated employment with the Company, the Company generally has the option to purchase any unvested shares at the original issuance price.

  In connection with the former chairman's resignation, the Company in September 1994 purchased all of his vested and unvested shares (675,000) of the Company's common stock for $523,000, as well as all of his shares (11,256) of the Company's preferred stock for $1,177,000. As of December 31, 1994, these shares were held by the Company as treasury shares and were canceled during 1995.

  In April 1995, the Company purchased 31,275 shares of outstanding unvested stock of the former president at $.01 per share, which were subsequently canceled.

                          RENTAL SERVICE CORPORATION

  At December 31, 1995 and 1996 and March 31, 1997, there were 144,787, 81,923 and 81,923 of these shares, respectively, which had not yet vested and were subject to the Company's repurchase option at $.01 per share.

 Stock Option Plan

  The Company has elected to follow APB 25 and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS
123), requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

  On July 25, 1995, the Board of Directors of the Company adopted the Stock Option Plan for Key Employees (1995 Plan) whereby under the plan officers, directors, and key employees may be granted options to purchase the Company's common stock at a price set by the option committee not to be less than 100% of the fair market value of such shares on the date such option is granted, further, not to exceed 110% of the fair market price on the date such option is granted. If the Company's common stock is not publicly traded on an exchange or not quoted on NASDAQ or a successor quotation system, the fair market value established by the option committee acting in good faith may be used for valuation. The aggregate number of such shares which may be issued upon exercise of options may not exceed 324,000. Generally, the incentive stock options will expire ten years from the date such options were granted. At March 31, 1997, 1,860 of these shares were available for future stock option grants.

  The options currently outstanding generally become exercisable in various amounts over either a four or five year period; however, the vesting for certain portions of the options may be accelerated if the employee and the Company achieve certain performance targets, as determined by the Company's option committee.

  On February 5, 1997, the Company's stockholders approved and the Company adopted the 1996 Equity Participation Plan of Rental Service Corporation (1996
Plan). The 1996 Plan authorizes the issuance of not more than 1,000,000 shares of the Company's common stock (or the equivalent in other equity securities) upon the exercise of options, stock appreciation rights and other awards, or upon vesting of restricted or deferred stock awards (Awards). Under the 1996 Plan, awards may be granted to officers, non-employee directors, key employees and consultants of the Company at a price not to be less than 100% of the fair market price on the date such award is granted. On February 26, 1997, 425,150 options were granted under the 1996 Plan at an exercise price of $20.25 per share. These options vest in equal installments over a four year period from the date of grant. At March 31, 1997, 575,050 shares of Common Stock were available for future Awards under the 1996 Plan.

  Pro forma information regarding net income and earnings per share is required by SFAS 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for 1995 and 1996: a risk-free interest rate of 6.28%, a dividend yield of 0%, a volatility factor of the expected market price of the Company's Common Stock of .641 and a weighted average expected life of the option of five years.

  The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because

                          RENTAL SERVICE CORPORATION
changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's employee stock options.

  For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

                                                           YEAR ENDED DECEMBER
                                                                   31,
                                                          ---------------------
                                                             1995       1996
                                                          ---------- ----------
     Pro forma net income................................ $3,237,000 $2,597,000
     Pro forma net income per share......................        .30        .13

  Because SFAS 123 is applicable only to options granted after December 31, 1994, its pro forma effect will not be fully reflected until 1997. The effects of applying SFAS 123 for the years ended December 31, 1995 and 1996 are not likely to be representative of the effects on reported net income for future years.

  A summary of the Company's stock option activity, and related information, for the years ended December 31, 1995 and 1996, and the three months ended March 31, 1997 follows:

                                                   OUTSTANDING OPTIONS
                                           ------------------------------------
                                                                    WEIGHTED
                                 SHARES               EXERCISE      AVERAGE
                                AVAILABLE   NUMBER      PRICE    EXERCISE PRICE
                               FOR OPTIONS OF SHARES  PER SHARE    PER SHARE
                               ----------- --------- ----------- --------------
   Balance at December 31,
    1994.....................         --        --   $       --      $  --
   Authorized Shares--1995
    Plan.....................     324,000       --           --         --
   Grants--1995 Plan.........    (129,690)  129,690          .01        .01
                                ---------   -------                  ------
   Balance at December 31,
    1995.....................     194,310   129,690          .01        .01
   Grants--1995 Plan.........    (209,190)  209,190   7.03-21.00      17.12
   Exercises--1995 Plan......         --    (34,290)         .01        .01
   Forfeitures--1995 Plan....      16,740   (16,740)         .01        .01
   Cancellations--1995 Plan..         --    (12,510)         .01        .01
                                ---------   -------                  ------
   Balance at December 31,
    1996.....................       1,860   275,340    .01-21.00      13.01
   Authorized Shares--1996
    Plan.....................   1,000,000       --           --         --
   Grants--1996 Plan.........    (425,150)  425,150        20.25      20.25
   Forfeitures--1996 Plan....         200      (200)       20.25      20.25
   Cancellations--1995 Plan..         --     (3,600)       14.11      14.11
                                ---------   -------                  ------
   Balance at March 31, 1997.     576,910   696,690  $..01-21.00     $17.42
                                =========   =======                  ======

  The weighted average fair value of options granted during the years ended December 31, 1995 and 1996 was $.01 and $10.23, respectively.

  There were no options exercisable at December 31, 1995 and 9,333 options exercisable with a weighted average exercise price of $2.53 per share at December 31, 1996. The weighted average remaining contractual life of the options outstanding at December 31, 1996 is 9.2 years.

7. EMPLOYEE BENEFIT PLANS

  The Company maintains a Section 401(k) employees savings plan (Savings Plan) covering substantially all full-time employees upon completion of at least 1,000 hours of service during the plan year or six months of continuous employment.

                          RENTAL SERVICE CORPORATION

  The Savings Plan is a defined contribution plan and provides for the Company to make discretionary contributions as deemed appropriate by the administrative committee. During the years ended December 31, 1994, 1995 and 1996 and the three months ended March 31, 1996 and 1997, the Company made discretionary contributions totaling $0, $0, $150,000, $0 and $100,000, respectively.

8. COMMITMENTS AND CONTINGENCIES

 Capital Leases

  The Company has capital lease obligations in connection with acquiring certain rental equipment with aggregate costs and accumulated amortization of $2,352,000 and $599,000, respectively, at December 31, 1995 and $107,000 and
$67,000, respectively, at December 31, 1996. Future minimum lease payments under the capital leases and the present value of the minimum lease payments as of December 31, 1996 are as follows:

      1997............................................................. $65,000
      1998.............................................................   9,000
                                                                        -------
      Total minimum future lease payments..............................  74,000
      Less amount representing interest................................   6,000
                                                                        -------
      Present value of net minimum future lease payments............... $68,000
                                                                        =======

 Operating Leases

  The Company leases certain operating premises and equipment under operating leases. Substantially all of the property leases require the Company to pay maintenance, insurance, taxes and certain other expenses in addition to the stated rentals. Certain of the real property leases provide for escalation of future rental payments based upon increases in the consumer price index. Rental expense under such operating leases totaled $919,000, $2,397,000, $3,081,000 $644,000 and $1,060,000 for the years ended December 31, 1994, 1995 and 1996 and the three months ended March 31, 1996 and 1997, respectively. Future minimum lease payments, by year and in the aggregate, for noncancellable operating leases with initial or remaining terms of one year or more are as follows at December 31, 1996:

      1997.......................................................... $ 4,084,000
      1998..........................................................   3,418,000
      1999..........................................................   2,864,000
      2000..........................................................   2,282,000
      2001..........................................................   1,575,000
      Thereafter....................................................   1,889,000
                                                                     -----------
                                                                     $16,112,000
                                                                     ===========

 Purchase Obligations

  At December 31, 1996 and March 31, 1997, the Company was obligated, under noncancellable purchase commitments, to purchase $28,145,000 and $17,753,000, respectively of rental equipment.

 Risk Management

  The Company is self-insured for physical damage or loss to its rental equipment. Presently, the Company has an insurance deductible of $50,000 per occurrence for claims related to general and vehicle liability. The general and vehicle policy includes an annual aggregate liability limit of $2,000,000 and a per occurrence liability limit of $1,000,000.

                          RENTAL SERVICE CORPORATION

 Environmental

  The Company and its operations are subject to a variety of federal, state and local laws and regulations governing, among other things, worker safety, air emissions, water discharge and the generation, handling, storage, transportation, treatment and disposal of hazardous substances and wastes. Under such laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, such property, as well as related costs of investigation and property damage. The Company incurs ongoing expenses associated with the removal of underground storage tanks and the performance of appropriate remediation at certain of its locations. The Company has accrued $800,000, $763,000 and $763,000 at December 31, 1995 and 1996 and
March 31, 1997, respectively, related to the removal of underground tanks at the Company's locations. The actual costs of remediating these environmental conditions may be different than that accrued by the Company due to the difficulty in estimating such costs and due to potential changes in the status of legislation and state reimbursement programs. The Company does not believe that such removal and remediation will have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

 Legal Proceedings

  The Company and its subsidiaries are parties to various litigation matters, in most cases involving ordinary and routine claims incidental to the business of the Company. The ultimate legal and financial liability of the Company with respect to such pending litigation cannot be estimated with certainty, but the Company believes, based on its examination of such matters, that such ultimate liability will not have a material adverse effect on the business, or the consolidated financial position, results of operations or cash flows of the Company.

9. RELATED PARTY TRANSACTIONS

  In July 1992, the Company entered into a five-year management agreement (Management Agreement) with Holdings, which also operated an equipment rental business. Under the Management Agreement, Holdings located potential acquisition opportunities, provided administrative assistance in connection with acquisitions and managed, supervised and provided administrative and accounting support for the operation of the Company's rental center locations. Pursuant to the Management Agreement, Holdings agreed, until April 1, 1995, to make available first to the Company any opportunities which came to its attention for acquiring additional rental center locations. The Company reimbursed Holdings for any costs incurred in connection with such acquisitions. Additionally, the Company paid a management fee based on a percentage of the acquisition cost for each acquisition and the performance of the companies acquired. Total management fee expense, included in general and administrative expense, was $1,586,000 and $742,000 for the years ended December 31, 1994 and 1995, respectively. The Management Agreement was terminated on September 12, 1995.

  The Company and Holdings agreed to rerent equipment to each other in the event the other party did not have sufficient rental equipment at a given location to meet a customer's requirements. The party making such equipment available received 70% of the gross rental receipts received by the other party related to such rerental. During the years ended December 31, 1994 and 1995, rerent revenue received by the Company from Holdings was $230,000 and $72,000, respectively, and rerent expense paid by the Company to Holdings was $39,000, and $27,000, respectively. The agreement terminated on September 12, 1995.

  During 1994 and 1995, certain expenses incurred by Holdings were paid by the Company and vice versa.

  One of the stockholders of the Company received an investment banking fee from the Company in connection with the Company's acquisitions. The fee was calculated at 1.5% of the total of the purchase price plus acquisition costs plus planned first year capital expenditures less one-seventh of the seller's original cost of

                          RENTAL SERVICE CORPORATION
rental equipment. Such fees paid to the stockholder during the years ended December 31, 1994, 1995 and 1996 and the three months ended March 31, 1996 and 1997 totaled $0, $663,000, $388,000, $213,000 and $0, respectively. Effective
November 1, 1993, the stockholder also received a monitoring fee, which equaled 1% of the aggregate amount of debt and equity interest of or by the stockholder in the Company. Such fees paid to the stockholder during the years ended December 31, 1994, 1995 and 1996 and three months ended March 31, 1996 and 1997 totaled $235,000, $235,000, $235,000, $59,000 and $0, respectively, and are included in general and administrative expense. The Company's obligation to pay such investment banking and monitoring fees terminated in September 1996, in conjunction with the Company's initial public offering, however, the Company, at its discretion, can utilize the stockholder's investment banking services under the same fee arrangement.

  On December 31, 1994, RSC Acquisition purchased 37,512 shares of common stock and 675,000 shares of preferred stock of Holdings for $10 from a former officer of RSC Acquisition. This equated to a voting interest of 34.2% in Holdings at December 31, 1994. These shares of Holdings were canceled September 12, 1995 as part of Holdings' plan of reorganization.

10. INCOME TAXES

  The provision for income taxes is comprised of the following:

                                                    YEAR ENDED DECEMBER 31,
                                                --------------------------------
                                                   1994       1995       1996
                                                ---------- ---------- ----------
     Current:
       Federal................................. $  793,000 $1,135,000 $      --
       State...................................    161,000    337,000    187,000
                                                ---------- ---------- ----------
                                                   954,000  1,472,000    187,000
     Deferred:
       Federal.................................    123,000    581,000  1,550,000
       State...................................    100,000     43,000    163,000
                                                ---------- ---------- ----------
                                                   223,000    624,000  1,713,000
     Extraordinary item........................        --     305,000    822,000
                                                ---------- ---------- ----------
                                                $1,177,000 $2,401,000 $2,722,000
                                                ========== ========== ==========

  For interim periods, the provision for income taxes is based upon the estimated income tax rate for the full fiscal year.

                          RENTAL SERVICE CORPORATION

  Deferred income taxes reflect the tax effects of temporary differences between the carrying value of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of deferred tax assets and liabilities are as follows:

                                                           DECEMBER 31,
                                                     -------------------------
                                                        1995          1996
                                                     -----------  ------------
   Deferred tax assets:
     Accrued liabilities............................ $ 4,601,000  $  3,310,000
     Inventory reserve..............................     559,000       677,000
     Bad debt reserve...............................   1,161,000     1,245,000
     Net operating loss carryforwards...............   7,189,000     6,563,000
     Alternative minimum tax credit.................   1,658,000     1,590,000
     Valuation allowance............................  (7,858,000)   (4,740,000)
                                                     -----------  ------------
                                                       7,310,000     8,645,000
   Deferred tax liabilities:
     Depreciation...................................  (9,815,000)  (12,863,000)
                                                     -----------  ------------
   Net deferred tax liability....................... $(2,505,000) $ (4,218,000)
                                                     ===========  ============

  The Company's effective income tax rate varied from the statutory U.S. federal income tax rate of 34% as follows:

                                                YEAR ENDED DECEMBER 31,
                                            ----------------------------------
                                               1994        1995        1996
                                            ----------  ----------  ----------
Expected provision using the statutory tax
 rate...................................... $1,072,000  $2,079,000  $2,282,000
State taxes, net of federal tax benefit....    172,000     290,000     204,000
Permanent differences......................     80,000     213,000     341,000
Other......................................   (147,000)   (181,000)   (105,000)
                                            ----------  ----------  ----------
                                            $1,177,000  $2,401,000  $2,722,000
                                            ==========  ==========  ==========

  At December 31, 1996, the Company had net operating loss carryforwards for federal income tax purposes of approximately $14,100,000 that expire in years 2005 through 2011. In addition the Company had combined state net operating loss carryforwards of approximately $11,300,000 that expire in years 1997 through 2011. Approximately $8,500,000 of the federal carryforwards and $1,100,000 of the state carryforwards are attributable to the Company's September 12, 1995 acquisition of Holdings. For financial reporting purposes a valuation allowance of $6,200,000 and $3,986,000 at December 31, 1995 and 1996, respectively, has been recognized to offset the deferred tax assets related to those carryforwards. These separate company net operating loss carryforwards are subject to restrictions in accordance with Internal Revenue Service Code Section 382 and the ultimate utilization of the net operating losses is further limited based on the profitability of certain subsidiaries of Holdings.

  The Company also has alternative minimum tax credit carryovers of approximately $1,425,000 for federal and $165,000 for state of California income tax purposes which are available to offset future regular income tax that is in excess of the alternative minimum tax in such year. $589,000 of the federal and all of the state alternative minimum tax credit carryovers resulted from the Company's September 12, 1995 acquisition of Holdings. For financial reporting purposes a valuation allowance of $1,658,000 and $754,000 at December 31, 1995 and 1996, respectively, has been recognized to offset the deferred tax assets related to all alternative minimum tax credit carryovers. Limitations similar to those restricting the use of the net operating losses also restrict the use of the credit carryovers.

                          RENTAL SERVICE CORPORATION

  The valuation allowances increased $7,831,000 in 1995 and decreased $3,118,000 in 1996. The decrease in the 1996 valuation allowance is principally due to a $9,506,000 decrease in the estimated net operating loss that is not expected to be realized from the Company's discontinued California operations.

  Any tax benefit resulting from the utilization of the net operating loss carryforwards or the tax credit carryovers obtained in the acquisition of Holdings will be accounted for as a reduction of the purchase price in the periods they are realized.

11. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                            FIRST       SECOND       THIRD       FOURTH
                           QUARTER      QUARTER     QUARTER      QUARTER       YEAR
                         -----------  ----------- -----------  ----------- ------------
Total revenues:
  1996.................. $27,197,000  $31,267,000 $34,631,000  $35,259,000 $128,354,000
  1995..................  11,583,000   12,952,000  16,461,000   24,921,000   65,917,000
Gross profit:
  1996..................   6,048,000    7,758,000   8,318,000    9,118,000   31,242,000
  1995..................   3,240,000    3,644,000   4,234,000    6,637,000   17,755,000
Income before
 extraordinary items:
  1996..................     330,000      897,000     952,000    1,810,000    3,989,000
  1995..................     899,000    1,019,000   1,021,000      776,000    3,715,000
Net income (loss):
  1996..................     330,000      897,000    (317,000)   1,810,000    2,720,000
  1995..................     899,000    1,019,000     543,000      776,000    3,237,000
Earnings (loss) per
 common and common
 equivalent share:
  1996
  Income (loss) before
   extraordinary items.. $      (.04) $       .06 $       .07  $       .16 $        .33
  Extraordinary items...         --           --         (.20)         --          (.18)
                         -----------  ----------- -----------  ----------- ------------
  Net income (loss)..... $      (.04) $       .06 $      (.13) $       .16 $        .15
                         ===========  =========== ===========  =========== ============
  1995
  Income before
   extraordinary items.. $       .09  $       .12 $       .11  $       .07 $        .39
  Extraordinary items...         --           --         (.09)         --          (.09)
                         -----------  ----------- -----------  ----------- ------------
  Net income............ $       .09  $       .12 $       .02  $       .07 $        .30
                         ===========  =========== ===========  =========== ============

12. SUBSEQUENT EVENTS (UNAUDITED)

  On April 25, 1997, the Company reached a definitive agreement to acquire substantially all of the assets of Brute Equipment Co. d/b/a Foxx Hy-Reach Company (Foxx) for $32.7 million in cash and 284,250 shares of RSC common stock, of which 233,034 shares will be paid to the Seller at closing, with the remaining 51,216 shares to be issued one year from the date of closing. Up to an additional 89,630 shares of RSC common stock may be paid to the seller over a three year period if certain performance objectives are met. The purchase price is subject to adjustment based on levels of accounts receivable, inventory and equipment. Foxx specializes in the rental and sale of aerial equipment to construction and industrial customers and operates a total of four locations in Iowa and Illinois. The transaction is anticipated to close by June 30, 1997, and will be recorded under the purchase method of accounting. The closing is subject to a number of closing conditions, including early termination or expiration of the waiting period under the Hart-Scott-Rodino Act.

                          RENTAL SERVICE CORPORATION

  On April 26, 1997, the Company reached a definitive agreement to acquire substantially all of the assets of Central States Equipment, Inc. and Equipment Lessors, Inc. (collectively, Central) for approximately
$18.0 million in cash and 204,867 shares of RSC common stock, of which 102,435 shares of RSC common stock will be paid to the sellers over a five year period, and may be accelerated to three years if certain performance objectives are met. The purchase price is subject to adjustment based on levels of accounts receivable, inventory and equipment. Central specializes in the rental and sale of aerial equipment, ladders and scaffolding and operates a total of four locations in Kansas, Missouri and Oklahoma. The transaction is anticipated to close by June 30, 1997, and will be recorded under the purchase method of accounting. The closing is subject to a number of closing conditions, including early termination or expiration of the waiting period under the Hart-Scott-Rodino Act.

  On April 28, 1997, the Company's stockholders approved and the Company adopted the Employee Qualified Stock Purchase Plan of Rental Service Corporation (QSP Plan). Under the QSP Plan, the Company has reserved 250,000 shares of common stock for sale to employees. The QSP Plan allows eligible employees of the Company to purchase shares of common stock at the lesser of 85% of the fair market value of such shares at the beginning of each semiannual offering period or 85% of the fair market value of such shares on the date of exercise of an installment of the purchase right. Purchases are limited to 15% of an employee's eligible compensation, subject to a maximum purchase of 1,500 shares in any semiannual offering period. The Stock Purchase Plan is expected to commence on July 1, 1997.

  On April 28, 1997, 173,500 options were granted under the 1996 Plan at an exercise price of $18.00 per share. These options vest in equal installments over a four year period from the date of grant.

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
Acme Holdings Inc.

  We have audited the accompanying consolidated balance sheets of Acme Holdings Inc. ("Holdings") as of December 31, 1993 and 1994, and the related consolidated statements of operations, shareholders' deficit, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Holdings' management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Holdings at December 31, 1993 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

  The accompanying financial statements have been prepared assuming that Holdings will continue as a going concern. Holdings has incurred recurring losses and has a net capital deficiency. In addition, as more fully described in Note 3, Holdings has not complied with certain covenants of loan agreements and has not made an interest payment due on December 1, 1994. These conditions raise substantial doubt about the ability of Acme Holdings Inc. to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

  As discussed in Note 9 to the consolidated financial statements, in 1993 Acme Holdings Inc. changed its method of accounting for income taxes.

                                          ERNST & YOUNG LLP

Orange County, California
March 30, 1995

                               ACME HOLDINGS INC.

                          CONSOLIDATED BALANCE SHEETS

                                            DECEMBER 31,
                                      --------------------------
                                                                    JUNE 30,
                                          1993          1994          1995
                                      ------------  ------------  ------------
                                                                  (UNAUDITED)
          ASSETS (NOTE 3)
          ---------------
Cash and cash equivalents (Note 1)..  $    599,000  $  3,183,000  $  1,627,000
Accounts receivable, net of
 allowance for doubtful accounts of
 $1,097,000 in 1993, $1,352,000 in
 1994 and $1,786,000 in 1995........     9,025,000     9,145,000     8,829,000
Other receivables...................       164,000       316,000       235,000
Receivables from related parties
 (Note 7)...........................       220,000       138,000       298,000
Parts and supplies inventories (Note
 1).................................     1,453,000     1,180,000     1,099,000
Prepaid expenses....................       609,000       585,000       897,000
Rental equipment, principally
 machinery, at cost, net of
 accumulated depreciation of
 $32,515,000 in 1993, $32,576,000 in
 1994 and $33,102,000 in 1995
 (Notes 1, 3 and 6).................    33,027,000    28,277,000    30,049,000
Operating property and equipment, at
 cost, net of accumulated
 depreciation of $3,505,000 in 1993,
 $3,856,000 in 1994 and $4,019,000
 in 1995 (Notes 1 and 3)............     3,931,000     3,067,000     3,698,000
Goodwill, net of accumulated
 amortization of $724,000 in 1993,
 $869,000 in 1994 and $941,000 in
 1995 (Note 1)......................     3,646,000     3,501,000     3,429,000
Other assets, net (Notes 1 and 6)...     3,830,000     3,001,000     2,682,000
                                      ------------  ------------  ------------
                                      $ 56,504,000  $ 52,393,000  $ 52,843,000
                                      ============  ============  ============
   LIABILITIES AND SHAREHOLDERS'
              DEFICIT
   -----------------------------
Accounts payable....................  $  3,369,000  $  2,720,000  $  3,238,000
Unfunded disbursements..............     1,214,000     1,635,000     3,093,000
Payroll and other accrued expenses..     7,240,000     8,804,000     8,339,000
Accrued interest payable............       763,000     5,398,000    10,309,000
Income taxes payable (Note 9).......       230,000        99,000        81,000
Deferred taxes based on income (Note
 9).................................       425,000       375,000       325,000
Obligations under capital leases
 (Note 6)...........................       990,000       685,000       505,000
Senior Notes (Note 3)...............    77,566,000    77,618,000    77,644,000
Senior secured borrowings (Note 3)..     5,839,000     5,058,000     4,353,000
                                      ------------  ------------  ------------
Total liabilities...................    97,636,000   102,392,000   107,887,000
Commitments (Note 6)
Shareholders' deficit (Notes 1, 4
 and 8):
  Preferred stock, $1.00 par value:
    Authorized, issued and
     outstanding shares at
     December 31, 1993 and 1994 and
     June 30, 1995--3,000,000.......     3,000,000     3,000,000     3,000,000
Common stock, $.01 par value:
  Authorized shares--500,000
  Issued and outstanding shares--at
   December 31, 1993 and 1994--
   112,095 and 104,598, respectively
   and 102,596 at June 30, 1995.....         1,000         1,000         1,000
  Additional paid-in capital........       724,000       724,000       724,000
  Accumulated deficit...............   (44,857,000)  (53,724,000)  (58,769,000)
                                      ------------  ------------  ------------
Total shareholders' deficit.........   (41,132,000)  (49,999,000)  (55,044,000)
                                      ------------  ------------  ------------
                                      $ 56,504,000  $ 52,393,000  $ 52,843,000
                                      ============  ============  ============

                            See accompanying notes.

                               ACME HOLDINGS INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                   SIX MONTHS ENDED JUNE
                                YEAR ENDED DECEMBER 31,                     30,
                          --------------------------------------  ------------------------
                             1992          1993         1994         1994         1995
                          -----------  ------------  -----------  -----------  -----------
                                                                        (UNAUDITED)
Revenues:
  Equipment rentals
   (Note 1).............  $58,423,000  $ 55,504,000  $57,444,000  $28,296,000  $26,772,000
  Sales of parts,
   supplies and used
   equipment............   10,166,000     7,985,000   10,890,000    4,765,000    5,282,000
                          -----------  ------------  -----------  -----------  -----------
Total revenues..........   68,589,000    63,489,000   68,334,000   33,061,000   32,054,000
Costs and expenses:
  Operating expenses....   36,134,000    40,454,000   37,912,000   18,569,000   17,516,000
  Cost of sales of
   parts, supplies and
   used equipment.......    7,074,000     6,087,000    8,188,000    3,565,000    3,912,000
  General and
   administrative
   expense..............    7,106,000     7,338,000   11,180,000    4,631,000    5,648,000
  Depreciation and
   amortization expense.   10,494,000    11,347,000    9,933,000    5,132,000    4,765,000
  Restructure costs
   (Note 2).............          --      1,887,000          --           --           --
  Provision for rental
   equipment
   retirements..........          --        880,000          --           --           --
                          -----------  ------------  -----------  -----------  -----------
Total costs and
 expenses...............   60,808,000    67,993,000   67,213,000   31,897,000   31,841,000
                          -----------  ------------  -----------  -----------  -----------
Operating income (loss).    7,781,000    (4,504,000)   1,121,000    1,164,000      213,000
Interest expense........    8,422,000     9,279,000    9,927,000    4,897,000    5,198,000
                          -----------  ------------  -----------  -----------  -----------
Loss before income
 taxes..................     (641,000)  (13,783,000)  (8,806,000)  (3,733,000)  (4,985,000)
Provision for income
 taxes (Note 9).........      427,000       274,000       61,000      124,000       60,000
                          -----------  ------------  -----------  -----------  -----------
Net loss................  $(1,068,000) $(14,057,000) $(8,867,000) $(3,857,000) $(5,045,000)
                          ===========  ============  ===========  ===========  ===========


                            See accompanying notes.

                               ACME HOLDINGS INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT

                            PREFERRED STOCK     COMMON STOCK   ADDITIONAL
                          -------------------- ---------------  PAID-IN   ACCUMULATED
                           SHARES     AMOUNT   SHARES   AMOUNT  CAPITAL     DEFICIT        TOTAL
                          --------- ---------- -------  ------ ---------- ------------  ------------
Balance at
 December 31, 1991......        --  $      --  111,111  $1,000  $724,000  $(29,732,000) $(29,007,000)
Net loss................        --         --      --      --        --     (1,068,000)   (1,068,000)
Issuance of preferred
 stock, $1.00 par value.  3,000,000  3,000,000     --      --        --            --      3,000,000
                          --------- ---------- -------  ------  --------  ------------  ------------
Balance at
 December 31, 1992......  3,000,000  3,000,000 111,111   1,000   724,000   (30,800,000)  (27,075,000)
Net loss................        --         --      --      --        --    (14,057,000)  (14,057,000)
Issuance of common
 stock, $.01 par value..        --         --    5,985     --        --            --            --
Forfeiture of common
 shares under Restricted
 Stock Agreement (Note
 4).....................        --         --   (5,001)    --        --            --            --
                          --------- ---------- -------  ------  --------  ------------  ------------
Balance at December 31,
 1993...................  3,000,000  3,000,000 112,095   1,000   724,000   (44,857,000)  (41,132,000)
Net loss................        --         --      --      --        --     (8,867,000)   (8,867,000)
Forfeiture of common
 shares under Restricted
 Stock Agreement (Note
 4).....................        --         --   (7,497)    --        --            --            --
                          --------- ---------- -------  ------  --------  ------------  ------------
Balance at December 31,
 1994...................  3,000,000  3,000,000 104,598   1,000   724,000   (53,724,000)  (49,999,000)
                          --------- ---------- -------  ------  --------  ------------  ------------
Net loss (unaudited)....        --         --      --      --        --     (5,045,000)   (5,045,000)
Forfeiture of common
 shares under Restricted
 Stock Agreement (Note
 4) (unaudited).........        --         --   (2,002)    --        --            --            --
                          --------- ---------- -------  ------  --------  ------------  ------------
Balance at June 30, 1995
 (unaudited)............  3,000,000 $3,000,000 102,596  $1,000  $724,000  $(58,769,000) $(55,044,000)
                          ========= ========== =======  ======  ========  ============  ============


                            See accompanying notes.

                               ACME HOLDINGS INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                     SIX MONTHS ENDED
                                YEAR ENDED DECEMBER 31,                  JUNE 30,
                          --------------------------------------  ------------------------
                             1992          1993         1994         1994         1995
                          -----------  ------------  -----------  -----------  -----------
                                                                        (UNAUDITED)
OPERATING ACTIVITIES
Net loss................  $(1,068,000) $(14,057,000) $(8,867,000) $(3,857,000) $(5,045,000)
Adjustments to reconcile
 net loss to net cash
 provided by operating
 activities:
  Depreciation and
   amortization.........   10,327,000    11,394,000    9,985,000    5,157,000    4,792,000
  Interest payable
   financed through
   borrowings...........    2,648,000       421,000          --           --           --
  Provision for doubtful
   accounts.............      726,000     1,252,000      816,000      400,000      434,000
  (Gain) loss on sale of
   equipment............     (409,000)    1,666,000     (679,000)    (230,000)    (333,000)
  Increase (decrease) in
   deferred taxes.......      233,000       (26,000)     (50,000)         --           --
  Write-off of deferred
   financing fees.......          --        329,000          --           --           --
  Changes in operating
   assets:
    (Increase) decrease
     in accounts
     receivable.........   (2,307,000)       51,000     (936,000)     (35,000)    (119,000)
    Decrease in income
     tax refund
     receivable.........      211,000           --           --           --           --
    Increase in other
     and related party
     receivables........     (153,000)      (52,000)     (70,000)    (440,000)     (79,000)
    (Increase) decrease
     in parts and
     supplies
     inventories........     (201,000)      367,000      273,000      193,000       81,000
    (Increase) decrease
     in prepaid
     expenses...........     (115,000)      (97,000)      24,000       47,000     (313,000)
    (Increase) decrease
     in other assets....       37,000       (97,000)     259,000     (198,000)      94,000
    Increase (decrease)
     in accounts payable
     and unfunded
     disbursements......     (405,000)       83,000     (228,000)  (1,016,000)   1,976,000
    Increase (decrease)
     in payroll and
     other accrued
     expenses...........   (1,205,000)    3,042,000    1,564,000    1,035,000     (471,000)
    Increase (decrease)
     in accrued interest
     payable............    1,219,000    (1,066,000)   4,635,000       27,000    4,911,000
    Increase (decrease)
     in income taxes
     payable............      349,000      (119,000)    (131,000)     (51,000)     (66,000)
                          -----------  ------------  -----------  -----------  -----------
Net cash provided by
 operating activities...    9,887,000     3,091,000    6,595,000    1,032,000    5,862,000
INVESTING ACTIVITIES
Proceeds from sale of
 rental equipment and
 operating plant and
 equipment..............    1,500,000     2,194,000    5,122,000    1,866,000    2,204,000
Cash purchases of rental
 equipment and operating
 plant and equipment....   (3,287,000)   (4,219,000)  (5,653,000)  (1,322,000)  (8,737,000)
Financed purchases of
 rental equipment and
 operating equipment....   (3,163,000)   (3,789,000)  (2,394,000)  (2,535,000)         --
                          -----------  ------------  -----------  -----------  -----------
Net cash used in
 investing activities...   (4,950,000)   (5,814,000)  (2,925,000)  (1,991,000)  (6,533,000)

                            See accompanying notes.

                               ACME HOLDINGS INC.

                                                                        SIX MONTHS ENDED
                                 YEAR ENDED DECEMBER 31,                    JUNE 30,
                          ----------------------------------------  --------------------------
                              1992          1993          1994          1994          1995
                          ------------  ------------  ------------  ------------  ------------
                                                                           (UNAUDITED)
FINANCING ACTIVITIES
Borrowings under
 revolving facility.....  $ 71,325,000  $ 40,238,000  $ 55,078,000  $ 23,766,000  $ 36,321,000
Payments under revolving
 facility...............   (71,840,000)  (53,336,000)  (55,952,000)  (22,182,000)  (36,109,000)
Proceeds from secured
 borrowings.............     3,015,000     2,765,000     2,242,000     2,409,000           --
Payments on secured
 borrowings.............    (9,387,000)  (28,664,000)   (2,149,000)   (1,339,000)     (917,000)
Payments on subordinated
 debt...................           --    (33,828,000)          --            --            --
Payments of loan
 origination costs......      (678,000)   (3,074,000)          --            --            --
Proceeds from capital
 lease borrowings.......       148,000     1,024,000       152,000       126,000           --
Payments on capital
 lease obligations......      (324,000)     (648,000)     (457,000)     (266,000)     (180,000)
Proceeds from sale of
 preferred stock........     3,000,000           --            --            --            --
Proceeds from issuance
 of Senior Notes........           --     77,544,000           --            --            --
                          ------------  ------------  ------------  ------------  ------------
Net cash provided (used)
 in financing
 activities.............    (4,741,000)    2,021,000    (1,086,000)    2,514,000      (885,000)
                          ------------  ------------  ------------  ------------  ------------
Net increase (decrease)
 in cash and cash
 equivalents............       196,000      (702,000)    2,584,000     1,555,000    (1,556,000)
Cash and cash
 equivalents at
 beginning of period....     1,105,000     1,301,000       599,000       599,000     3,183,000
                          ------------  ------------  ------------  ------------  ------------
Cash and cash
 equivalents at end of
 period.................  $  1,301,000  $    599,000  $  3,183,000  $  2,154,000  $  1,627,000
                          ============  ============  ============  ============  ============


                            See accompanying notes.

                              ACME HOLDINGS INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                      DECEMBER 31, 1994 AND JUNE 30, 1995
          (THE INFORMATION AS OF JUNE 30, 1995 AND FOR THE SIX MONTHS
                  ENDED JUNE 30, 1994 AND 1995 IS UNAUDITED)

1. ACCOUNTING POLICIES

 Basis of Presentation

  The accompanying consolidated financial statements include the accounts of Acme Holdings Inc., a Delaware corporation, and its wholly owned subsidiaries (together, "Holdings") Acme Rents, Inc. ("Acme Rents"), Acme Duval Inc. ("Acme Duval") and Acme Dixie Inc. ("Acme Dixie"). All material intercompany accounts and transactions have been eliminated. Certain reclassifications have been made to prior years' amounts to conform to the current year presentation.

  Holdings operates in a single industry segment: the rental of equipment through a network of rental center locations in California, Florida, Texas and Louisiana, including sales of equipment, parts, supplies and used rental equipment. The nature of Holdings' business is such that short-term obligations are typically met by cash flow generated from long-term assets. Consequently, consistent with industry practice, the accompanying balance sheets are presented on an unclassified basis.

 Interim Financial Statements

  The accompanying consolidated balance sheet at June 30, 1995 and the consolidated statements of operations, shareholders' deficit and cash flows for the six-month periods ended June 30, 1994 and 1995 are unaudited and have been prepared on the same basis as the audited consolidated financial statements included herein. In the opinion of management, such unaudited consolidated financial statements include all adjustments necessary to present fairly the information set forth therein, which consist solely of normal recurring adjustments. The results of operations for such interim period are not necessarily indicative of results for the full year.

 Operations

  During the years ended December 31, 1992, 1993 and 1994, and six months ended June 30, 1994 and June 30, 1995 Holdings had operating income (loss) of $7,781,000, ($4,504,000), $1,121,000, $1,164,000 and $213,000 and net loss of
$1,068,000, $14,057,000, $8,867,000, $3,857,000 and $5,045,000, respectively.
The losses are primarily attributable to the interest expense associated with Holdings' debt level. The results for the year ended December 31, 1994 and six months ended June 30, 1995 include expenses related to discussions with holders of Holdings' 11.75% $78,000,000 Senior Notes due 2000 (the Senior Notes) regarding a possible recapitalization (Note 3). In the fourth quarter of 1993, Holdings implemented a restructuring plan and recorded a charge of $1,887,000 (Note 2).

  Effective March 31, 1992, Holdings sold 3,000,000 shares of newly authorized preferred stock for $3,000,000 cash, and restructured the terms of its financing agreements with its lenders as more fully described in Notes 3 and
4. The restructured agreements reduced the amounts available to borrow, accelerated certain bank principal payments, deferred certain subordinated debt interest payments and modified certain loan terms, conditions and covenants. The restructured agreements were amended in March and April 1993 to defer certain principal and interest payments and extend the term of the revised covenant provisions.

  In June 1993, Holdings issued the Senior Notes (Note 3). Proceeds from this issuance were used to pay off all then existing bank debt, senior subordinated notes payable and junior subordinated notes payable.

  Holdings did not make an interest payment on the Senior Notes in the amount of $4,582,500 which was due December 1, 1994 and another payment due June 1, 1995 for the accrued interest on the Senior Notes since

                              ACME HOLDINGS INC.

December 1, 1994. The failure to make such payments constitutes an event of default under the terms of the indenture to the Senior Notes (Note 3).

  Simultaneously with the offering of Senior Notes, Holdings established a revolving credit facility (the New Credit Facility) with Citicorp USA Inc. and other lenders (Citicorp). As of December 31, 1994 and June 30, 1995 Holdings was not in compliance with the interest coverage ratio, fixed charges ratio, leverage ratio, and capital expenditure limits in the covenant provisions contained in the New Credit Facility agreement. In addition, Holdings' failure to make the December 1, 1994 and June 1, 1995 interest payments on the Senior Notes constitute an event of default under the terms of the New Credit Facility. As of June 30, 1995, and July 12, 1995, Citicorp was making discretionary advances to Holdings under the terms of the New Credit Facility without any assurance that it would make such discretionary advances in the future.

  In August 1994, Holdings hired Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") as its financial advisor to help Holdings explore alternatives for restructuring the Senior Notes and to identify long term solutions to strengthen Holdings' financial position (Note 3). Also, in August 1994, certain holders of the Senior Notes formed an unofficial committee (the "Unofficial Committee") to evaluate and respond to proposals.

  On April 28, 1995, Holdings reached an agreement in principle with the Unofficial Committee of the holders of the Senior Notes on a financial restructuring of Holdings. On July 11, 1995, Holdings received and accepted the requisite number of votes from holders of the Senior Notes approving the contemplated financial restructuring plan. As part of the plan, on July 13, 1995, Holdings filed a prepackaged joint plan of reorganization involving Holdings and its wholly-owned subsidiaries under Chapter 11 of the Bankruptcy Code ("Chapter 11 Filing"). Simultaneous with the Chapter 11 Filing, the Bankruptcy Court approved and Holdings established a $5,000,000 DIP Facility with Citicorp USA, Inc. The DIP Facility paid off the $1,835,000 outstanding under Holdings' New Credit Facility.

  An order confirming the Plan was entered by the Court on August 24, 1995 and the Plan became effective September 11, 1995 (the "Effective Date"). For each $1,000.00 principal amount of Holdings' 11% Senior Notes, holders received a total of $525.75 consisting of $497.81 as payment for the Senior Notes and $28.94 as payment for the Releases solicited with the Plan. All of the notes were canceled pursuant to the Plan. The Plan provided that the holders of Holdings' Preferred Stock, Common Stock, warrants and all other options to acquire Holdings' stock and securities claims were not entitled to receive or retain any property under the Plan and were deemed to reject the Plan, which was approved by the Court. All applicable shares were canceled, annulled and extinguished on the Effective Date. The other classes of claims and interests were unimpaired under the Plan. The Plan provided for the payment of 100% of their claims in the ordinary course of business, with the exception of two rejected real estate leases.

  On September 12, 1995, Holdings was merged into a subsidiary of Rental Service Corporation, and the Senior Notes, DIP Facility and certain equipment financing were paid off.

 Revenue Recognition

  Equipment rental revenue is recorded as earned under the operating method. Equipment rentals in the consolidated statements of operations include revenues earned on fuel sales and equipment delivery fees. Revenue from the sale of parts, supplies and equipment are recorded at the time of delivery to or pick-up by the customer.

                              ACME HOLDINGS INC.

 Parts and Supplies Inventories

  Parts and supplies inventories consist principally of parts, supplies and small- to medium-sized equipment for sale. All inventories are valued at the lower of cost (first-in, first-out) or market.

 Depreciation and Amortization

  Rental equipment and operating property and equipment are being depreciated for financial statement purposes primarily using the straight-line method over the following estimated useful lives:

     Rental equipment.............................................     3-7 years
     Operating property and equipment.............................     3-7 years
     Leasehold improvements....................................... Term of lease

  Rental equipment costing less than $400 is immediately expensed at date of purchase.

 Goodwill

  Goodwill represents the excess of purchase price over fair market value of net assets acquired and is amortized using the straight-line method over the estimated periods to be benefited, ranging from five to thirty years. Included in depreciation and amortization expense for the years ended December 31, 1992, 1993 and 1994 and the six months ended June 30, 1994 and 1995 is $175,000, $167,000, $145,000, $73,000 and $72,000, respectively, of such amortization expense. It is Holdings' policy to account for goodwill and all other intangible assets at the lower of amortized cost or fair value. The carrying value of goodwill is reviewed periodically (at least annually) based on the undiscounted cash flows of the entity over the remaining amortization period. Should this review indicate that goodwill will not be recoverable, Holdings' carrying value of goodwill will be reduced by the estimated short fall of undiscounted cash flows. In addition, management reviews the valuation and amortization of other intangible assets, taking into consideration any events and circumstances which might have diminished fair value.

 Other Assets

  Other assets consist of the following:

                                                  DECEMBER 31,
                                              ---------------------
                                                                     JUNE 30,
                                                 1993       1994       1995
                                              ---------- ---------- -----------
                                                                    (UNAUDITED)
Recapitalization and deferred finance costs,
 net of accumulated amortization of
 $277,000, $726,000 and $955,000 in 1993,
 1994 and 1995 respectively.................  $2,813,000 $2,364,000 $2,135,000
Noncompetition and consulting agreements,
 net of accumulated amortization of
 $1,951,000 in 1993.........................     121,000        --         --
Other, primarily deposits...................     896,000    637,000    547,000
                                              ---------- ---------- ----------
                                              $3,830,000 $3,001,000 $2,682,000
                                              ========== ========== ==========

  In March 1992 Holdings entered into revised credit agreements (Note 3), and amended the terms of the subordinated notes (the Refinancing). Costs incurred in connection with the Refinancing were being amortized over two years, the estimated benefit period. In June 1993 Holdings issued Senior Notes (Note 3), therefore unamortized costs of $320,000 in connection with the 1992 refinancing were written off in 1993. Noncompetition and consulting agreements are amortized ratably over the terms of the agreements (two to five years). Included

                              ACME HOLDINGS INC.

in depreciation and amortization expense for the years ended December 31, 1992, 1993 and 1994 and the six months ended June 30, 1994 and 1995 is $919,000, $1,217,000, $574,000, $344,000 and $229,000, respectively, of other assets' amortization expense.

 Statements of Cash Flows

  For purposes of the statements of cash flows, Holdings considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

  Supplemental disclosures of cash flow information:

                                                              SIX MONTHS ENDED
                                YEAR ENDED DECEMBER 31,           JUNE 30,
                            -------------------------------- -------------------
                               1992       1993       1994       1994      1995
                            ---------- ---------- ---------- ---------- --------
                                                                 (UNAUDITED)
   Cash paid during the
    year for:
     Interest.............. $4,550,000 $9,924,000 $5,240,000 $4,876,000 $297,000
     Income taxes..........    160,000    282,000    381,000    324,000   54,000

 Concentration of Credit Risk

  Holdings extends credit to its commercial customers based on evaluations of their financial condition and generally no collateral is required, although in many cases mechanics' liens are filed to protect Holdings' interests. Holdings has diversified its customer base by operating rental center locations in California, Florida, Texas and Louisiana. Customers of the Texas and Louisiana and certain California rental center locations are primarily large petrochemical companies or the maintenance contractors working therein. Holdings maintains adequate reserves for potential credit losses and such losses have been within management's estimates.

2. RESTRUCTURING PLAN

  In the fourth quarter of 1993, Holdings implemented a restructuring plan which focused on critical aspects of its business. As a result, Holdings recorded a charge to operations of $1,887,000. Costs applied against the reserve in the fourth quarter were $466,000, resulting in a reserve balance at December 31, 1993 of $1,421,000. The restructuring charge includes $356,000 of noncash items and $1,531,000 of cash items, of which $112,000 of noncash items and $354,000 of cash items were realized in 1993. The primary components of the restructuring charge are as follows:

   Closure and realignment of rental center locations (includes future lease commitments and the write down to net realizable value of owned locations)...................................... $1,398,000
   Severance or relocation of 19 employees.........................    489,000
                                                                    ----------
                                                                    $1,887,000
                                                                    ==========

  For the year ended December 31, 1994, Holdings applied $1,166,000 of costs against the restructuring reserve of which $866,000 related to cash items and $300,000 related to noncash items. As of December 31, 1994 and June 30, 1995, the restructuring reserve was $255,000 and $195,000 respectively, which related to the incremental costs associated with the sublet of the Hollywood, California location, which is a future cash item.

                              ACME HOLDINGS INC.

3. FINANCING AGREEMENTS

  Secured and unsecured debt consists of the following:

                                                 DECEMBER 31,
                                            -----------------------
                                                                     JUNE 30,
                                               1993        1994        1995
                                            ----------- ----------- -----------
                                                                    (UNAUDITED)
     Bank debt under revolving advances.... $ 1,919,000 $ 1,045,000 $ 1,257,000
     Equipment contracts payable...........   3,920,000   4,013,000   3,096,000
                                            ----------- ----------- -----------
     Senior secured borrowings.............   5,839,000   5,058,000   4,353,000
     11.75% senior notes due 2000..........  77,566,000  77,618,000  77,644,000
                                            ----------- ----------- -----------
                                            $83,405,000 $82,676,000 $81,997,000
                                            =========== =========== ===========

 Bank Debt

  On March 30, 1992, Holdings entered into a revised credit agreement (the 1992 Credit Agreement) with its banks which consisted of $20 million available ($18 million at December 31, 1992) through a revolving line of credit, a $22 million acquisition note and an $8.9 million equipment note; the amounts available decreased over the term of the agreement. Amounts outstanding under the 1992 Credit Agreement bore interest, due monthly, at the bank's prime rate plus 2.25% or LIBOR plus 3.50% (8.25% or 7.5%, effective rate at December 31, 1992), provided that not more than 80% of such amounts outstanding could be at LIBOR plus 3.50%. The bank debt was paid off in June 1993 with proceeds from the issuance of the Senior Notes.

  Simultaneous with the issuance of Senior Notes in June 1993, Holdings established the $10,000,000 New Credit Facility with a financial institution. Holdings may borrow, on a revolving basis, up to the amount of a borrowing base calculated as a percentage of eligible accounts receivable and a percentage of resale inventory. The financial institution has a security interest in all of Holdings' accounts receivable, inventory, and proceeds thereof. The New Credit Facility is available for general corporate purposes, including working capital requirements. Interest is due monthly at a rate of 1.25% over the financial institution's prime rate or 2.50% over the LIBOR rate (9.75% or 9.0%, effective rate at December 31, 1994 and 10.25% or 9.0%, effective rate at June 30, 1995), at Holdings' option. Availability on the revolving facility and principal borrowings outstanding were $5,027,000 and $1,045,000, respectively, at December 31, 1994 and $4,134,000 and $1,257,000,
respectively, at June 30, 1995. Commitment fees on the unused portion of the revolving credit facility at the rate of one-half of 1% per annum, payable in arrears on March 1, June 1, September 1, and December 1, are due commencing September 1, 1993. Principal is due in its entirety on June 2, 1998, unless accelerated prior thereto.

  Up to $1,000,000 of letters of credit may be issued under the New Credit Facility. Outstanding letters of credit totaled $114,000 and $14,000 at December 31, 1994 and June 30, 1995, respectively. Fees at the rate of 2.5% per annum are paid upon issuance of letters of credit.

  Certain financial covenants and other affirmative and negative covenants are required to be maintained as called for by the New Credit Facility agreement. The financial covenants were amended in 1993 and again on March 29, 1994. As of December 31, 1994 and June 30, 1995, Holdings was not in compliance with the interest coverage ratio, fixed charges ratio, leverage ratio and capital expenditure limits of the covenant provisions. Holdings' failure to make the interest payment on the Senior Notes is also an event of default under the terms of its New Credit Facility. As of March 15, 1995, Citicorp acknowledged all the covenant non-compliance and defaults, did not waive such defaults and reserved any and all rights and remedies under or with respect to the New Credit Facility and the Loan Documents (as defined in the credit agreement) resulting from such event of

                              ACME HOLDINGS INC.

default. Moreover, because the covenants are based on the trailing 12 months' earnings, pursuant to Management's estimates for 1995, Holdings anticipates not being in compliance with covenant provisions of the New Credit Facility at the end of any quarter during 1995. As of June 30, 1995 and July 12, 1995, Citicorp was making discretionary advances under the New Credit Facility without assurance that it would make discretionary advances or issue a waiver or continue to preserve their rights for any future defaults. If Holdings is not able to obtain an advance or a waiver in the future and a default is declared and demand is made for the payment of all amounts outstanding under the New Credit Facility, Holdings does not believe it will be able to satisfy such demand. In this event, Citicorp under the New Credit Facility would also be entitled to exercise their rights and remedies under the related Security Agreement, which include all rights and remedies of a secured party upon default under the New York Uniform Commercial Code.

  There can be no assurance that demand for payment of all amounts outstanding under the New Credit Facility will not be made or how much longer Citicorp will continue to make discretionary advances under the New Credit Facility or that funds will otherwise be available under the New Credit Facility.

 Subordinated Notes Payable

  In 1990, Holdings issued $25 million in senior subordinated notes to a financial institution for cash, and granted a warrant to purchase 27,778 shares of Holdings' common stock at an exercise price of $146.25 per share (the Original Warrant); the Original Warrant was valued at $500,000. On April 1, 1993, the senior subordinated note agreement was amended to allow Holdings to issue 13.5% senior subordinated interest notes (the Interest Notes) in lieu of its July 15, 1991, January 15, 1992 and July 15, 1992 interest payments.

  In conjunction with amending the senior subordinated note agreement and in exchange for the Original Warrant, Holdings issued to the holder of the senior subordinated notes a warrant to purchase 27,778 shares of Holdings' common stock at an exercise price of $0.10 per share (Replacement Warrant) for the Original Warrant. The exercise price of the Replacement Warrant was based on the estimated fair market value of Holdings' common stock at the date of the amendment as determined by Holdings' Board of Directors. If exercised, the related shares would represent 21% of the outstanding shares of common stock at December 31, 1994. The warrant is fully exercisable, in whole or in part, and expires on January 15, 2000.

  Holdings also had unsecured promissory notes payable, principally to its shareholders, aggregating $2,250,000 at December 31, 1992 bearing simple interest at 10% to 12%. The notes were subordinated to obligations outstanding under the 1992 Credit Agreement with the bank and the amended senior subordinated note agreement. In accordance with a subordination agreement dated as of March 31, 1992, the principal and interest on the junior subordinated notes could not be paid until all obligations outstanding under the 1992 Credit Agreement and the amended senior subordinated note agreement were paid in full.

  All Senior and Junior subordinated notes payable were paid off with proceeds from the issuance of the Senior Notes.

 11.75% Senior Notes Due 2000

  On June 1, 1993, Holdings sold $78,000,000 of 11.75% Senior Notes due 2000 less a discount of $455,000 in a public debt offering. Each of Holdings' wholly owned subsidiaries guarantee the Senior Notes on a full, unconditional, and joint and several basis. The Senior Notes are senior obligations of Holdings and rank pari passu with all unsubordinated indebtedness of Holdings. Proceeds of the Senior Notes were used for the repayment of all bank debt, senior subordinated notes payable, and junior subordinated notes payable outstanding at June 1, 1993. The Senior Notes are redeemable, in whole or in part, at the option of Holdings, at any time on or after June 1, 1996, at certain agreed upon redemption prices. In addition, until June 1, 1996, upon an Initial

                              ACME HOLDINGS INC.

Public Offering of Holdings' stock, up to 20% of the originally issued aggregate principal amount of Senior Notes may be redeemed at the option of Holdings at a certain agreed upon price. The indenture relating to the Senior Notes (Indenture) contains certain covenants that, among other things, limit the type and amount of additional indebtedness that may be incurred by Holdings and certain of its subsidiaries and imposes limitation on investments, loans, advances, the payment of dividends and the making of certain other payments, the creation of liens, certain transactions with affiliates and certain mergers.

  Interest, at a rate of 11.75%, is due semiannually on June 1 and December 1. The interest payments on the Senior Notes are in the amount of $4,582,500. To date, Holdings has not made the interest payment on the Senior Notes due December 1, 1994 and is in default with the terms of the Senior Notes Indenture. Since an event of default under the Indenture has occurred and is continuing, the holders of at least 25 percent in aggregate principal amount of the outstanding Senior Notes may, by written notice to Holdings and the Trustee under the Indenture, and the Trustee upon the written request of such holders, can declare the principal amount of and accrued interest on all of the outstanding Senior Notes due and payable immediately. If an event of default under the Indenture occurs related to the bankruptcy of Holdings or any Holdings subsidiary of Holdings, then the principal of and accrued interest on the Senior Notes shall become immediately due and payable. If the indebtedness under the Senior Notes is accelerated, Holdings would not be able to pay such amounts. In such event, the Trustee is entitled to pursue any available remedy by proceeding at law or in equity to collect the payment of principal of or interest on the Senior Notes or to enforce the performance of any provision of the Senior Notes or the Indenture. If not accelerated before such date, principal under the Senior Notes, in its entirety, is due June 1, 2000.

 Equipment Contracts Payable

  The equipment contracts bear interest at rates ranging from 7% to 14%, are secured by equipment purchased and are payable in various monthly principal installments.

 Debt Maturities

  The aggregate annual maturities of debt as of December 31, 1994, are as follows:

                                      BANK    EQUIPMENT    SENIOR
                                    DEBT(A)   CONTRACTS   NOTES(B)      TOTAL
                                   ---------- ---------- ----------- -----------
     1995......................... $      --  $1,708,000 $       --  $ 1,708,000
     1996.........................        --   1,399,000         --    1,399,000
     1997.........................        --     797,000         --      797,000
     1998.........................  1,045,000    109,000         --    1,154,000
     1999.........................        --         --          --          --
     Thereafter...................        --         --   77,618,000  77,618,000
                                   ---------- ---------- ----------- -----------
                                   $1,045,000 $4,013,000 $77,618,000 $82,676,000
                                   ========== ========== =========== ===========

--------
(A) Currently, the New Credit Facility is in default and if the outstanding principal is not accelerated, then the principal in its entirety is due June 2, 1998.
(B) Currently, the Senior Notes are in default and if not accelerated, then the principal in its entirety is due June 1, 2000.

                              ACME HOLDINGS INC.

4. SHAREHOLDERS' DEFICIT

  On March 31, 1992, in connection with the 1992 Credit Agreement (Note 3) Holdings issued and sold 3,000,000 shares of Series A preferred stock, par value $1.00, (the Preferred Stock) for $3,000,000 cash. Each share of the Preferred Stock is entitled to .005 (five one-thousandths) of one vote. No dividends may be paid on common stock in any fiscal year unless Holdings has first paid to the Preferred Stock shareholders a dividend of not less than $0.06 per share, which is noncumulative. Any additional dividends declared shall be declared on the common stock only. Upon liquidation, the Preferred Stock carries a liquidation preference of $1.00 per share, plus an amount equal to all declared and unpaid dividends thereon. After the payment or distribution to the Preferred Stock shareholders of the full preferential amounts, the common shareholders are entitled to all remaining assets of Holdings to be distributed. Concurrent with the issuance of the Preferred Stock, Holdings' Board of Directors declared a one-for-ten reverse stock split of Holdings' stock outstanding on such date. The authorized shares of Holdings' common stock was changed to 500,000 shares, $.01 par value.

  Additionally, Holdings entered into a restricted stock agreement with its former Chairman and Chief Executive Officer subjecting 25,005 shares of Holdings' common stock owned by him to forfeiture. The restrictions on 10,002 of such shares were to lapse based on ratable monthly vesting over 36 months. The restrictions on the remaining 15,003 shares were to lapse ratably each year if certain earnings levels were achieved for fiscal years 1992, 1993 and 1994. At December 31, 1993, restrictions on 10,839 of the shares had lapsed and 5,001 shares were forfeited and returned to Holdings. As of December 31, 1994, restrictions on 12,507 of the shares had lapsed and 12,498 were forfeited and returned to Holdings. On December 31, 1994, AAC purchased all of the former Chairman's outstanding common and preferred shares in Holdings for a total consideration of $10.

  On December 28, 1993, Holdings entered into a stock purchase agreement with the former President (Management Participant) whereby the Management Participant purchased 5,985 shares of Holdings' authorized but unissued common stock at $.01 per share. One-half of the shares are referred to as Employment Stock and the remaining one-half of the shares are referred to as Eligible Time Accelerated Stock (ETA Stock). The shares of common stock subject to this agreement are held in escrow until such time as the shares vest. The Employment Stock vests at the rate of 25% on December 31, 1993, 1994, 1995 and 1996. The ETA Stock vests at the rate of 25% on December 31, 1993, 1997, 1998 and 1999, however, the vesting may be accelerated if Holdings achieves certain performance targets, as determined by Holdings' Board of Directors. As of December 31, 1994, 1,496 shares of Employment Stock and 748 shares of ETA Stock had vested.

5. EMPLOYEE BENEFIT PLANS

  Holdings has a Section 401(k) employees savings plan (the Savings Plan) covering substantially all full-time employees upon completion of at least 500 hours of service and six-months of continuous employment. The Savings Plan is a defined contribution plan and provides for Holdings to make discretionary contributions as deemed appropriate by the Savings Plan administrative committee. No contributions were made by Holdings to the Savings Plan during the years ended December 31, 1992, 1993 or 1994 or the six months ended June 30, 1995.

  Holdings also has a group medical and dental insurance plan (the Health
Plan) covering substantially all full time employees (and their eligible dependents) as defined, who have completed a minimum of three months of continuous service (12 months of service to qualify for dental benefits). Holdings is insured for individual and aggregate claims in excess of defined stop-loss limits and has provided reserves for amounts it believes are sufficient to cover claims which have been incurred but not reported as of December 31, 1994 and June 30, 1995.

                              ACME HOLDINGS INC.

6. COMMITMENTS

 Obligations Under Capital Leases

  Holdings has entered into capital lease obligations in connection with acquiring certain rental equipment with aggregate costs and accumulated amortization of $1,463,000 and $230,000 at December 31, 1993, and $1,553,000
and $355,000 at December 31, 1994, respectively. Future minimum lease payments under the capital leases and the present value of the minimum lease payments as of December 31, 1994 are as follows:

      1995............................................................ $482,000
      1996............................................................  251,000
      1997............................................................   23,000
      1998............................................................    7,000
      1999............................................................      --
      Thereafter......................................................      --
                                                                       --------
      Total minimum future lease payments.............................  763,000
      Less amount representing interest...............................   73,000
                                                                       --------
      Present value of net minimum future lease payments.............. $690,000
                                                                       ========

 Obligations Under Operating Leases

  At December 31, 1994, Holdings had minimum annual lease commitments for property and equipment under noncancelable operating leases as follows:

      1995.......................................................... $ 3,686,000
      1996..........................................................   2,997,000
      1997..........................................................   2,045,000
      1998..........................................................   1,141,000
      1999..........................................................     948,000
      Thereafter....................................................   2,649,000
                                                                     -----------
                                                                     $13,466,000
                                                                     ===========

  The property leases require Holdings to pay certain property taxes and insurance costs. Certain of the real property leases provide for escalation of future rental payments based upon increases in the consumer price index. Rental expense under all operating leases totaled $3,631,000, $4,022,000, $4,380,000, $2,224,000 and $2,110,000 for the years ended December 31, 1992,
1993, 1994, and six months ended June 30, 1994 and 1995, respectively.

  Holdings leases all or a portion of one of its California locations from a partnership that is comprised of certain present and former shareholders and directors of Holdings and leases property which is part of a second California location from certain present and former shareholders and directors of Holdings. The corporate offices in California are leased from a former officer and director of Holdings. Two locations in Louisiana are leased from a former officer of Acme Dixie. The leases require monthly lease payments aggregating approximately $43,000. Total rent expense attributable to these leases and included in operations was $421,000, $532,000 and $533,000 for the years ended December 31, 1992, 1993 and 1994, respectively and $231,000 and $231,000 for the six months ended June 30, 1994 and 1995, respectively.

 Purchase Commitments

  As of December 31, 1994 and June 30, 1995, Holdings had commitments to purchase equipment of approximately $2,395,000 and $1,977,000, respectively.

                              ACME HOLDINGS INC.

 Noncompetition Agreements

  Holdings in the past has entered into noncompetition and/or consulting agreements with the former owners of certain businesses it has acquired, some of which require cash payments in future periods. The agreements are for terms of two to five years and prohibit the former owners from competing with Holdings in the business of renting equipment in certain California, Texas and Louisiana counties. The present values of these future cash payments have been capitalized and included in other assets (Note 1) with the corresponding liabilities included in other accrued expenses in the accompanying balance sheets.

  Any breach of the agreements by the former owners terminates Holdings' obligations. Amounts charged to expense, including amortization expense on capitalized costs, were approximately $546,000, $376,000, $121,000, $121,000 and $0, for the years ended December 31, 1992, 1993 and 1994, and the six months ended June 30, 1994 and 1995, respectively.

7. RELATED PARTY TRANSACTIONS

  In July 1992, Holdings entered into a five-year management agreement (Management Agreement) with a company owned by certain shareholders of Holdings (AAC) that is acquiring equipment rental businesses. Under the Management Agreement, Holdings locates potential acquisition opportunities, provides administrative assistance in connection with acquisitions and manages, supervises and provides administrative and accounting support for the operation of AAC's rental locations. Pursuant to the Management Agreement, Holdings has agreed, until April 1, 1995, to make available first to such company any opportunities which come to its attention for acquiring additional rental locations. During 1992, 1993 and 1994, Holdings assisted AAC in making six acquisitions. AAC reimburses Holdings for any costs incurred by Holdings to acquire the companies. Additionally, AAC pays Holdings a management fee based on a percentage of the acquisition cost for each acquisition and the performance of the companies acquired. As of December 31, 1993, the miscellaneous receivable and the management fee receivable were $45,000 and $146,000, respectively and as of December 31, 1994, the net miscellaneous payable and the management fee receivable were $117,000 and $255,000, respectively, and as of June 30, 1995, the net miscellaneous payable and the management fee receivable were $82,000 and $381,000, respectively. As a result of the chairman's resignation in June 1994, AAC at its discretion may terminate the Management Agreement between AAC and Holdings. AAC has not notified Holdings as to its intentions with respect to the termination or continuation of the Management Agreement. Total management fee revenue, included as a reduction in general and administrative expense, was $162,000, $1,082,000, $1,496,000, $718,000 and $524,000, for the years ended December
31, 1992, 1993 and 1994, and the six months ended June 30, 1994 and 1995, respectively.

  In addition, Holdings and AAC have agreed to rerent equipment to each other in the event the other party does not have sufficient rental equipment at a given rental center location to meet a customer's requirements. The party making such equipment available receives 70% of the gross rental receipts received by the other party related to such rerental. For the years ended December 31, 1992, 1993 and 1994 and the six months ended June 30, 1994 and 1995, rerent revenue received by Holdings from AAC was $13,000, $151,000, $39,000, $6,000 and $16,000, respectively, and rerent expense paid by Holdings to AAC was $37,000, $111,000, $230,000, $62,000 and $35,000, respectively.

  Holdings also leases certain facilities owned by certain of Holdings' present and former officers, directors and shareholders (Note 6).

                              ACME HOLDINGS INC.

8. STOCK OPTION PLAN

  In May 1990, Holdings' Board of Directors approved the Acme Holdings Inc. 1990 Stock Option Plan which authorizes the granting of options to various directors, officers, employees and outside consultants to purchase, within a period of 10 years from date of grant, up to 7,310 shares of common stock at an exercise price to be determined at the time of grant by Holdings' Board of Directors. The exercise price shall be not less than fair market value on the date of grant for incentive stock options (ISOs), and not less than 85% of the fair market value on the date of grant for nonstatutory stock options (NSOs). Any otherwise eligible participant who owns more than 10% of the total combined voting power of all classes of outstanding stock of Holdings is not eligible to receive options under the plan unless the exercise price is at least 110% of the fair market value of such shares on the date of grant and the options are exercisable for a term of only five years from the date of grant. Options vest in such increments as determined by Holdings' Board of Directors.

  ISOs to purchase 3,290 shares of common stock at $.10 per share were granted in March 1992 to replace previously issued and canceled options. In January 1993, 1,097 ISOs to purchase shares of common stock at $2.69 per share were granted. Such ISOs become exercisable at various dates commencing July 1993. ISOs covering 1,097 shares are exercisable at December 31, 1994. On March 31, 1992, NSOs to purchase 365 shares of common stock at $27.00 per share were granted to replace previously issued and canceled options; such exercise price was based upon isolated negotiations with a single option holder and bore no relationship to the fair market value of the common stock. The NSOs were fully exercisable at date of grant. No options were granted during 1994.

9. INCOME TAXES

  Effective January 1, 1993, Holdings changed its method of accounting for income taxes from the deferred method to the liability method required by Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (Statement No. 109). Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

  As permitted under Statement No. 109, Holdings has elected not to restate the financial statements of any prior years. There was no effect from this change on net income for the year ended December 31, 1993 or on the deferred tax balance at December 31, 1992.

  The provision (benefit) for income taxes is comprised of the following:

                                                      1992     1993      1994
                                                    -------- --------  --------
     Current:
       Federal..................................... $    --  $    --   $    --
       State.......................................  400,000  300,000   111,000
                                                    -------- --------  --------
                                                     400,000  300,000   111,000
     Deferred:
       Federal.....................................      --       --        --
       State.......................................   27,000  (26,000)  (50,000)
                                                    -------- --------  --------
                                                      27,000  (26,000)  (50,000)
                                                    -------- --------  --------
                                                    $427,000 $274,000  $ 61,000
                                                    ======== ========  ========

                              ACME HOLDINGS INC.

  In 1994, deferred income taxes reflect the tax effects of temporary differences between the value of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of Holdings' net deferred tax assets and liabilities are as follows:

                                                            DECEMBER 31,
                                                      -------------------------
                                                         1993          1994
                                                      -----------  ------------
   Deferred tax assets:
     Net operating loss carryforwards................ $ 8,614,000  $ 11,899,000
     Alternative minimum tax credit..................     754,000       754,000
     Allowance for doubtful accounts.................     384,000       501,000
     Accrued health & general insurance..............   1,298,000     1,257,000
     State taxes, net................................     297,000       123,000
     Other accruals..................................   1,733,000     1,183,000
                                                      -----------  ------------
     Total deferred tax assets.......................  13,080,000    15,717,000
     Valuation allowance for deferred tax assets.....  (7,396,000)  (11,596,000)
                                                      -----------  ------------
   Net deferred tax assets...........................   5,684,000     4,121,000
   Deferred tax liabilities:
     Depreciation, tax over book.....................  (5,904,000)   (4,146,000)
     Other accruals..................................    (205,000)     (350,000)
                                                      -----------  ------------
   Total deferred tax liabilities....................  (6,109,000)   (4,496,000)
                                                      -----------  ------------
   Net deferred tax liabilities...................... $  (425,000) $   (375,000)
                                                      ===========  ============

  A reconciliation between the provision for income taxes computed by applying the federal statutory tax rate to loss before taxes for the years ended December 31 is as follows:

                                                YEAR ENDED DECEMBER 31,
                                           -----------------------------------
                                             1992        1993         1994
                                           ---------  -----------  -----------
   Federal tax benefit at statutory rate.  $(218,000) $(4,686,000) $(2,994,000)
   Losses without benefit................    218,000    4,686,000    2,994,000
   State taxes...........................    427,000      274,000       61,000
                                           ---------  -----------  -----------
                                           $ 427,000  $   274,000  $    61,000
                                           =========  ===========  ===========

  At December 31, 1994, Holdings has approximately $29,300,000 of net operating loss carryforwards for federal income tax purposes that expire $9,500,000 in 2005, $6,000,000 in 2006, $1,700,000 in 2007 and $6,800,000 in
2008 and $5,300,000 in 2009. In addition, Holdings has net operating loss carryforwards for California income tax purposes of approximately $17,800,000 which are available to offset taxable income starting in 1993 and expire $4,300,000 in 1996, $5,800,000 in 1997, $3,900,0000 in 1998 and $3,800,000 in
1999. The ultimate realization of the benefit of these loss carryforwards is dependent on Holdings achieving proper levels of operating profits in the future.

  Holdings also has alternative minimum tax credit carryovers of approximately $590,000 for federal income tax purposes and $164,000 for California income tax purposes which are available to offset future regular income tax that is in excess of the alternative minimum tax in such year. The credits carry over indefinitely.

  Pursuant to the Tax Reform Act of 1986, use of Holdings' net operating loss carryforwards and other tax attributes may be substantially limited if a cumulative change in ownership of more than 50% occurs within any three year period. As of December 31, 1994, a cumulative change of more than 50% occurred which could

                               ACME HOLDINGS INC.

significantly impact the future benefit of the federal and state net operating loss carryforwards under Internal Revenue Service Code Section 382.

10. SUBSEQUENT EVENT

  Holdings has decided to relocate its corporate office to Scottsdale, Arizona during the second and third quarters of 1995.

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors
Rental Service Corporation

  We have audited the accompanying combined balance sheets of the corporations and partnerships listed in Note 1 (the Company) as of March 31, 1997 and 1996 and the related combined statements of operations, redeemable stock and other stockholders' and partners' equity and cash flows for the years then ended. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of the corporations and partnerships listed in Note 1 at March 31, 1997 and 1996, and the combined results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                       ERNST & YOUNG LLP

Phoenix, Arizona
May 6, 1997

                              INDUSTRIAL AIR TOOL

                            COMBINED BALANCE SHEETS

                                                              MARCH 31,
                                                       ------------------------
                                                          1996         1997
                                                       -----------  -----------
                        ASSETS
Cash and cash equivalents............................. $ 1,816,726  $ 7,164,847
Investments, at market value (cost of $2,687,731).....   2,813,546          --
Accounts receivable, net of allowance for doubtful
 accounts of $120,000 at March 31, 1996 and 1997......   7,482,984    6,993,000
Inventory.............................................   6,843,218    6,663,676
Prepaid expenses and other assets.....................     306,003      217,400
Rental equipment, at cost, net of accumulated
 depreciation of $2,086,440 and $1,835,658 at March
 31, 1996 and 1997....................................   1,103,985    1,010,027
Operating property and equipment, at cost, net of
 accumulated depreciation.............................   1,350,901    1,377,166
Other assets..........................................     764,371      716,238
                                                       -----------  -----------
                                                       $22,481,734  $24,142,354
                                                       ===========  ===========
       LIABILITIES, REDEEMABLE STOCK, AND OTHER
          STOCKHOLDERS' AND PARTNERS' EQUITY
       ----------------------------------------
Accounts payable...................................... $ 2,717,936  $ 2,513,777
Payroll and other accrued expenses....................   1,120,553    1,232,929
Notes payable to stockholders.........................     705,127      705,127
                                                       -----------  -----------
Total liabilities.....................................   4,543,616    4,451,833
Commitments and contingencies
Class B common stock--redeemable, at liquidation
 value................................................  11,399,437   10,774,506
Other stockholders' and partners' equity:
  Unrealized gain on investments available for sale...     125,815          --
  Preferred stock, at liquidation value...............     890,800      890,800
  Class A common stock................................      10,000       10,000
  Common stock--Bayview...............................       2,500        2,500
  Partners' equity....................................   6,021,363    7,781,958
  Retained earnings (deficit).........................    (511,797)     230,757
                                                       -----------  -----------
Total other stockholders' and partners' equity........   6,538,681    8,916,015
                                                       -----------  -----------
                                                       $22,481,734  $24,142,354
                                                       ===========  ===========

                            See accompanying notes.

                              INDUSTRIAL AIR TOOL

                       COMBINED STATEMENTS OF OPERATIONS

                                                       YEAR ENDED MARCH 31,
                                                      ------------------------
                                                         1996         1997
                                                      -----------  -----------
Revenues:
  Sales of parts, supplies and equipment............. $38,159,436  $41,694,541
  Equipment rentals..................................   6,848,704    7,318,643
                                                      -----------  -----------
Total revenues.......................................  45,008,140   49,013,184
Cost of revenues:
  Cost of sales of parts, supplies and equipment.....  30,377,393   33,306,804
  Cost of equipment rentals, excluding equipment
   rental depreciation...............................   4,624,537    5,169,571
  Depreciation, equipment rentals....................     528,926      445,504
                                                      -----------  -----------
Total cost of revenues...............................  35,530,856   38,921,879
                                                      -----------  -----------
Gross profit.........................................   9,477,284   10,091,305
Selling, general and administrative expenses.........   6,366,204    7,107,647
Depreciation and amortization, excluding equipment
 rental depreciation.................................     205,742      164,243
                                                      -----------  -----------
Operating income.....................................   2,905,338    2,819,415
Other income (expense):
  Interest income....................................     159,477      204,263
  Gain on sale of investments........................         --       251,540
  Interest expense...................................     (48,661)     (67,070)
  Other, net.........................................      10,496      (82,379)
                                                      -----------  -----------
                                                        3,026,650    3,125,769
Provision for income taxes...........................     100,000      150,000
                                                      -----------  -----------
Net income........................................... $ 2,926,650  $ 2,975,769
                                                      ===========  ===========



                            See accompanying notes.

                              INDUSTRIAL AIR TOOL

 COMBINED STATEMENTS OF REDEEMABLE STOCK AND OTHER STOCKHOLDERS' AND PARTNERS'
                                    EQUITY

                                                                                COMTECT, INC.             BAYVIEW
                                                                        ------------------------------ -------------
                                                        REDEEMABLE
                                                         CLASS B                           CLASS A
                                                       COMMON STOCK     PREFERRED STOCK  COMMON STOCK  COMMON STOCK
                                                    ------------------  --------------- -------------- ------------- PARTNERS'
                                                    SHARES   AMOUNT     SHARES  AMOUNT  SHARES AMOUNT  SHARES AMOUNT  CAPITAL
                                                    ------ -----------  ------ -------- ------ ------- ------ ------ ----------
Balance at March
31, 1995........                                    10,000 $11,158,316  8,908  $890,800 10,000 $10,000 2,500  $2,500 $3,889,279
Net income......                                       --          --     --        --     --      --    --      --   2,638,684
Change in
liquidation
value of
redeemable
stock...........                                       --      241,121    --        --     --      --    --      --         --
Unrealized
appreciation on
investments.....                                       --          --     --        --     --      --    --      --         --
Distributions to
stockholders and
partners........                                       --          --     --        --     --      --    --      --   (506,600)
                                                    ------ -----------  -----  -------- ------ ------- -----  ------ ----------
Balance at March
31, 1996........                                    10,000  11,399,437  8,908   890,800 10,000  10,000 2,500   2,500  6,021,363
Net income......                                       --          --     --        --     --      --    --      --   2,657,487
Change in
liquidation
value of
redeemable
stock...........                                       --     (624,931)   --        --     --      --    --      --         --
Liquidation of
investment
portfolio.......                                       --          --     --        --     --      --    --      --         --
Distributions to
stockholders and
partners........                                       --          --     --        --     --      --    --      --   (896,892)
                                                    ------ -----------  -----  -------- ------ ------- -----  ------ ----------
Balance at March
31, 1997........                                    10,000 $10,774,506  8,908  $890,800 10,000 $10,000 2,500  $2,500 $7,781,958
                                                    ====== ===========  =====  ======== ====== ======= =====  ====== ==========
                                                      UNREALIZED                  TOTAL
                                                    GAINS (LOSSES)                OTHER
                                                    ON INVESTMENTS RETAINED   STOCKHOLDERS'
                                                    AVAILABLE FOR  EARNINGS   AND PARTNERS'
                                                         SALE      (DEFICIT)     EQUITY
                                                    -------------- ---------- -------------
Balance at March
31, 1995........                                      $(159,812)   $(159,643)  $ 4,473,124
Net income......                                            --       287,966     2,926,650
Change in
liquidation
value of
redeemable
stock...........                                            --      (241,121)     (241,121)
Unrealized
appreciation on
investments.....                                        285,627          --        285,627
Distributions to
stockholders and
partners........                                            --      (398,999)     (905,599)
                                                    -------------- ---------- -------------
Balance at March
31, 1996........                                        125,815     (511,797)    6,538,681
Net income......                                            --       318,282     2,975,769
Change in
liquidation
value of
redeemable
stock...........                                            --       624,931       624,931
Liquidation of
investment
portfolio.......                                       (125,815)         --       (125,815)
Distributions to
stockholders and
partners........                                            --      (200,659)   (1,097,551)
                                                    -------------- ---------- -------------
Balance at March
31, 1997........                                      $     --     $ 230,757   $ 8,916,015
                                                    ============== ========== =============



                            See accompanying notes.

                              INDUSTRIAL AIR TOOL

                       COMBINED STATEMENTS OF CASH FLOWS

                                                       YEAR ENDED MARCH 31,
                                                      ------------------------
                                                         1996         1997
                                                      -----------  -----------
OPERATING ACTIVITIES
Net income..........................................  $ 2,926,650  $ 2,975,769
Adjustments to reconcile net income to net cash
 provided by operating activities:
  Depreciation......................................      734,668      609,747
  Gain on sale of investments available for sale....          --      (251,540)
  Provision for deferred taxes......................     (105,000)      60,000
  Changes in operating assets and liabilities:
    Accounts receivable.............................   (1,760,654)     489,984
    Prepaid expenses and other assets...............      (68,793)      76,736
    Inventory.......................................     (748,832)     179,542
    Accounts payable ...............................     (159,262)    (204,159)
    Payroll and other accrued expenses..............      502,565      112,376
                                                      -----------  -----------
Net cash provided by operating activities...........    1,321,342    4,048,455

INVESTING ACTIVITIES
Proceeds from the sale of investments available for
 sale, net..........................................      321,927    2,939,271
Acquisition of property and equipment ..............     (871,473)    (542,054)
                                                      -----------  -----------
Net cash provided by (used in) investing activities.     (549,546)   2,397,217

FINANCING ACTIVITIES
Distributions to stockholders and partners..........     (905,599)  (1,097,551)
Principal repayments of notes payable...............     (284,873)         --
                                                      -----------  -----------
Net cash used by financing activities...............   (1,190,472)  (1,097,551)
                                                      -----------  -----------
Net increase (decrease) in cash and cash
 equivalents........................................     (418,676)   5,348,121
Cash and cash equivalents at beginning of year......    2,235,402    1,816,726
                                                      -----------  -----------
Cash and cash equivalents at end of year............  $ 1,816,726  $ 7,164,847
                                                      ===========  ===========


                            See accompanying notes.

                              INDUSTRIAL AIR TOOL

                    NOTES TO COMBINED FINANCIAL STATEMENTS

                                MARCH 31, 1997

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Presentation

  The accompanying combined financial statements include the accounts of the following companies (collectively, Industrial Air Tool or IAT):

  . Comtect Inc. (Comtect), a Nevada Corporation, and its wholly owned subsidiaries:

    -- IAT interests of Nevada, Inc., a Nevada corporation.

    -- RNJB, Inc., a Nevada corporation.

    -- CFTSIJC., Inc., a Nevada corporation.

    -- Industrial Air Tool Pasadena, Inc., a Texas corporation.

    -- Industrial Air Tool Texas City, Inc., a Texas corporation.

    -- PST, Inc. of Louisiana, A Louisiana corporation.

    -- LRB Supply, Inc., a Texas corporation.

  .  GT Financial Ltd., a Texas limited partnership

  .  Shield Pt., Ltd. (Shield), a Texas limited partnership

  .  Bayview Interests, Inc. (Bayview), a Nevada Corporation

  Each of these companies and partnerships are owned by substantially the same shareholders and partners. All material intercompany accounts and transactions have been eliminated.

  Comtect sells maintenance, repair, and operations (MRO) equipment and supplies, and rents equipment to customers throughout the world from its locations in Texas and Louisiana. Comtect grants credit to customers, the majority of whom are in the petrochemical or construction industries. GT Financial purchases certain accounts receivable from Comtect. Shield owns land and buildings which are leased to Comtect. Bayview is a domestic international sales corporation which has received a commission of 4 percent (to a maximum commission of $400,000) on all export sales.

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

 Revenue Recognition

  Revenue from the sale of parts, supplies and equipment are recorded at the time of delivery to or pick-up by the customer. Equipment rental revenue is recorded as earned under the operating method.

 Cash and Cash Equivalents.

  IAT considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

                              INDUSTRIAL AIR TOOL

 Credit Policy

  IAT extends credit to its customers based on evaluations of their financial condition. Collateral generally is not required. IAT maintains reserves which it believes are adequate for potential credit losses.

 Inventories

  Inventories consist principally of equipment, parts, and supplies. All inventories are valued at the lower of cost or market using the specific identification last-in, first-out (LIFO) method of accounting, which approximates the first-in, first-out method of accounting.

 Depreciation and Amortization

  Rental equipment and operating property and equipment are stated at cost and are depreciated using the straight-line method over the following estimated useful lives:

     Rental equipment...............................................   5-7 years
     Operating property and equipment...............................     5 years
     Buildings and leasehold improvements........................... 28-40 years

  All rental equipment costing more than $500 and greater than one year useful life is capitalized at the date of purchase.

 Income Taxes

  Comtect utilizes the liability method of accounting for income taxes as set forth in Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under the liability method, deferred taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred tax assets are recognized and measured based on the likelihood of realization of the related tax benefits in the future.

  GT Financial Ltd. and Shield are Texas limited liability partnerships, and, accordingly, taxes related to their income are the responsibility of the individual partners.

 Advertising Expense

  Advertising costs are expensed as incurred. Advertising expense was $46,057 and $88,912 for the years ended March 31, 1996 and 1997, respectively.

                              INDUSTRIAL AIR TOOL

2. OPERATING PROPERTY AND EQUIPMENT

  Operating property and equipment consist of the following:

                                                                MARCH 31,
                                                          ---------------------
                                                             1996       1997
                                                          ---------- ----------
Land and building........................................ $1,424,593 $1,424,593
Vehicles, machinery and equipment........................    618,069    607,631
Office equipment.........................................    272,747    298,585
                                                          ---------- ----------
    Total................................................  2,315,409  2,330,809
Less accumulated depreciation............................    964,508    953,643
                                                          ---------- ----------
                                                          $1,350,901 $1,377,166
                                                          ========== ==========

3. NOTES PAYABLE TO STOCKHOLDERS

  Notes payable at March 31, 1996 and 1997 are payable by GT Financial Ltd. to two shareholders with interest at 10 percent, and due on demand. No interest was paid in the years ended March 31, 1996 and 1997.

4. EMPLOYEE BENEFIT PLANS

  IAT maintains the ERISA qualified IAT Interests, Inc. Profit Sharing Plan (the Plan) covering substantially all employees who complete 1,000 hours of service annually. The Plan allows IAT to make discretionary contributions. Contributions are allocated to employee accounts based upon individual wages as compared to total IAT wages. Employees are not permitted or required to make contributions to the Plan. Vesting of an employee's interest in the Plan occurs over a seven year period. Contributions to the Plan were $543,065 and $617,824 for the years ended March 31, 1996 and 1997, respectively.

5. REDEEMABLE STOCK AND OTHER STOCKHOLDERS' EQUITY

  Comtect has 20,000 shares of preferred stock authorized, $10 par value, with 8,908 shares issued and outstanding at March 31, 1996 and 1997. The preferred stock is nonvoting and is entitled to receive, when and as declared by the board of directors, a noncumulative dividend of $9.00 per share. The preferred stock has a liquidation preference of $100 per share plus any declared and unpaid dividends.

  Comtect has 20,000 shares of Class A voting common stock authorized, $1.00 par value, with 10,000 shares issued and outstanding at March 31, 1996 and 1997. Comtect also has 20,000 shares of Class B nonvoting common stock, $1.00 par value, with 10,000 shares issued and outstanding at March 31,1997. The Class B common stock is subordinate to the preferred stock and Class A common stock with respect to dividends and upon liquidation.

  Bayview has 5,000 shares of common stock authorized, $1.00 par value, with 2,500 shares issued and outstanding at March 31, 1996 and 1997.

  Pursuant to a buy-sell agreement dated March 31, 1992, Comtect has agreed with the holders of it's Class B common stock to purchase such shares upon the shareholder's termination of employment, death, disability, or at the shareholder's option, at its estimated fair value at the date of purchase, as defined in the agreement. The shareholders have agreed not to sell their shares except to Comtect.

                              INDUSTRIAL AIR TOOL

6. COMMITMENTS AND CONTINGENCIES

 Environmental

  IAT and its operations are subject to a variety of federal, state and local laws and regulations governing, among other things, worker safety, air emissions, water discharge and the generation, handling, storage, transportation, treatment and disposal of hazardous substances and wastes. Under such laws, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, such property, as well as related costs of investigation and property damage. IAT incurs ongoing expenses associated with the performance of appropriate remediation at certain of its locations. IAT does not believe that such remediation will have a material adverse effect on IAT's combined financial position, results of operations or cash flows.

 Legal Proceedings

  IAT is party to various litigation matters, in most cases involving ordinary and routine claims incidental to the business of IAT. The ultimate legal and financial liability of IAT with respect to such pending litigation cannot be estimated with certainty, but IAT believes, based on its examination of such matters, that such ultimate liability will not have a material adverse effect on the business, or the combined financial position, results of operations or cash flows of IAT.

7. INCOME TAXES

  Income tax expense differs from the amount computed by applying the statutory federal income tax to the income before income taxes due to the effect of state taxes and the portion of IAT's income which is attributable to limited partnerships, which are not subject to income taxes.

  Deferred tax assets consist of the following:

                                                                  MARCH 31,
                                                              -----------------
                                                                1996     1997
                                                              -------- --------
     Deferred tax assets:
       Nondeductible reserves and accruals................... $156,000 $131,000
       Uniform capitalization adjustment.....................   90,000   86,000
       Depreciation and other................................  104,000   73,000
                                                              -------- --------
         Total deferred tax assets........................... $350,000 $290,000
                                                              ======== ========

   The tax provision is comprised of:

                                                                 YEAR ENDED
                                                                 MARCH 31,
                                                             -------------------
                                                               1996       1997
                                                             ---------  --------
     Federal:
       Current.............................................. $ 135,000  $ 30,000
       Deferred.............................................  (105,000)   60,000
                                                             ---------  --------
                                                                30,000    90,000
     State:
       Current..............................................    70,000    60,000
       Deferred.............................................       --        --
                                                             ---------  --------
                                                                70,000    60,000
                                                             ---------  --------
         Total.............................................. $ 100,000  $150,000
                                                             =========  ========

                              INDUSTRIAL AIR TOOL

8. SIGNIFICANT CUSTOMERS

  A single customer represented 10% and 12% of IAT's revenues for the years ended March 31, 1996 and 1997, respectively.

  Export sales, primarily to offshore petrochemical operators, totaled $10,801,000 and $13,107,000 during the years ended March 31, 1996 and 1997, respectively.

  A significant portion of the Company's revenues are generated based on manufacturers' distribution agreements. The loss of any such distributorships could have a material adverse effect on the Company's business. Sales of one manufacturer's products under a distribution arrangement represented 21% and 25% of revenues in the years ended March 31, 1996 and 1997, respectively.

9. SUBSEQUENT EVENTS

  Pursuant to a Purchase Agreement signed March 14, 1997, all of the outstanding common and preferred stock of Comtect was purchased on April 25, 1997 by Rental Service Corporation (RSC), effective March 1, 1997, in exchange for $32.6 million in cash and 189,189 shares of RSC Common Stock. Up to an additional 108,108 shares of RSC Common Stock may be paid to the sellers over a three year period if certain performance objectives are met. Under the terms of the Purchase Agreement all previously factored accounts receivable sold to GT Financial Ltd. were repurchased by Comtect, and all real estate owned by Shield and leased to Comtect was purchased by Comtect, effective March 31, 1997, and Bayview ceased its affiliation with Comtect. The transaction closed on April 25, 1997, and IAT's balance sheet was consolidated with RSC's under the purchase method of accounting as of that date. Pursuant to the acquisition agreement, RSC assumed effective control of IAT's operations on March 1, 1997 and has included IAT's revenues of $4,322,000 and costs and expenses of $3,848,000 from such date in its consolidated statements of operations for the three months ended March 31, 1997, net of related imputed purchase price adjustments of $48,000.

                         INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Brute Equipment Co.
d/b/a Foxx Hy-Reach, Inc.
Moline, Illinois

  We have audited the accompanying balance sheets of Brute Equipment Co. d/b/a Foxx Hy-Reach, Inc. as of December 31, 1995 and 1996, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brute Equipment Co. d/b/a Foxx Hy-Reach, Inc. as of December 31, 1995 and 1996, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

                                          McGLADREY & PULLEN, LLP

Moline, Illinois
April 26, 1997

                              BRUTE EQUIPMENT CO.
                           D/B/A FOXX HY-REACH, INC.

                                 BALANCE SHEETS

                                                DECEMBER 31,
                                           -----------------------  MARCH 31,
                                              1995        1996        1997
                                           ----------- ----------- -----------
                                                                   (UNAUDITED)
ASSETS (NOTE 4)
Cash...................................... $    27,250 $     3,350 $     3,350
Accounts receivables, less allowance for
 doubtful accounts December 31, 1995
 $20,000; December 31, 1996 $40,475;
 March 31, 1997 $40,475...................   2,002,199   2,649,607   2,453,143
Parts and supplies inventories............     142,796     405,161     404,783
Other receivables and prepaid expense.....      42,737      23,986      51,397
Investment, life insurance................     205,034     230,399     236,740
Rental equipment, net of accumulated
 depreciation December 31, 1995
 $3,826,500; December 31, 1996 $5,098,656;
 March 31, 1997 $5,368,193................  11,277,363  14,226,511  13,841,221
Operating equipment and leasehold
 improvements, net of accumulated
 depreciation December 31, 1995 $625,695;
 December 31, 1996 $718,709; March 31,
 1997 $717,093 (Note 3)...................     590,759     492,441     421,874
                                           ----------- ----------- -----------
                                           $14,288,138 $18,031,455 $17,412,508
                                           =========== =========== ===========
   LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable.......................... $    68,850 $   560,202 $   235,905
Accrued expenses..........................     260,084     338,251     321,961
Litigation judgment liability (Note 9)....         --    2,320,000   2,320,000
Notes payable, including notes to related
 parties December 31, 1995 $1,567,635;
 December 31, 1996 $579,355; March 31,
 1997 $551,839 (Note 4)...................   4,426,776   3,991,157   2,420,408
                                           ----------- ----------- -----------
    Total liabilities.....................   4,755,710   7,209,610   5,298,274
                                           ----------- ----------- -----------
Commitments (Notes 5, 6 and 11)
Stockholders' Equity:
  Common stock, no par value; authorized
   100,000 shares issued 1,000 shares, at
   amounts paid in........................     100,000     100,000     100,000
  Retained earnings.......................   9,432,428  10,721,845  12,014,234
                                           ----------- ----------- -----------
                                             9,532,428  10,821,845  12,114,234
                                           ----------- ----------- -----------
                                           $14,288,138 $18,031,455 $17,412,508
                                           =========== =========== ===========

                       See Notes to Financial Statements.

                              BRUTE EQUIPMENT CO.
                           D/B/A FOXX HY-REACH, INC.

                            STATEMENTS OF OPERATIONS

                                                           THREE-MONTHS ENDED
                                  YEAR ENDED DECEMBER 31,       MARCH 31,
                                  ----------------------- ---------------------
                                     1995        1996        1996       1997
                                  ----------- ----------- ---------- ----------
                                                               (UNAUDITED)
Revenues:
  Equipment rentals.............. $ 9,465,624 $11,842,440 $2,473,235 $2,856,078
  Sales of parts, supplies and
   equipment.....................   7,774,425   7,976,069  1,961,169  2,241,285
                                  ----------- ----------- ---------- ----------
                                   17,240,049  19,818,509  4,434,404  5,097,363
                                  ----------- ----------- ---------- ----------
Cost of revenues:
  Cost of equipment rentals,
   excluding equipment rental
   depreciation..................   3,969,880   4,228,171    951,111  1,007,432
  Depreciation, equipment
   rentals.......................   1,940,332   2,718,397    593,398    781,806
  Cost of sales of parts,
   supplies and equipment........   5,250,625   5,308,453  1,351,574  1,482,261
                                  ----------- ----------- ---------- ----------
    Total cost of revenues.......  11,160,837  12,255,021  2,896,083  3,271,499
                                  ----------- ----------- ---------- ----------
    Gross profit.................   6,079,212   7,563,488  1,538,321  1,825,864
  Selling, general and
   administrative expense........   3,107,090   3,461,510    352,700    417,299
  Depreciation, excluding
   equipment rental depreciation.     225,877     257,723     63,718     51,840
  Litigation judgment expense
   (Note 9)......................         --    2,320,000        --         --
                                  ----------- ----------- ---------- ----------
    Operating income.............   2,746,245   1,524,255  1,121,903  1,356,725
Interest expense, including
 amounts paid to related parties
 December 31, 1995 $57,045;
 December 31, 1996 $73,840;
 March 31, 1996 $27,246
 March 31, 1997 $11,260..........     141,539     234,838     68,079     64,336
                                  ----------- ----------- ---------- ----------
    Net income................... $ 2,604,706 $ 1,289,417 $1,053,824 $1,292,389
                                  =========== =========== ========== ==========


                       See Notes to Financial Statements.

                              BRUTE EQUIPMENT CO.
                           D/B/A FOXX HY-REACH, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                                            COMMON   RETAINED
                                                            STOCK    EARNINGS
                                                           -------- -----------
Balance, December 31, 1994................................ $100,000 $ 6,827,722
  Net income..............................................      --    2,604,706
                                                           -------- -----------
Balance, December 31, 1995................................  100,000   9,432,428
  Net income..............................................      --    1,289,417
                                                           -------- -----------
Balance, December 31, 1996................................  100,000  10,721,845
  Net income (unaudited)..................................      --    1,292,389
                                                           -------- -----------
Balance, March 31, 1997 (unaudited)....................... $100,000 $12,014,234
                                                           ======== ===========



                       See Notes to Financial Statements.

                              BRUTE EQUIPMENT CO.
                           D/B/A FOXX HY-REACH, INC.

                            STATEMENTS OF CASH FLOWS

                                                        THREE-MONTHS ENDED
                           YEAR ENDED DECEMBER 31,           MARCH 31,
                          --------------------------  ------------------------
                              1995          1996         1996         1997
                          ------------  ------------  -----------  -----------
                                                            (UNAUDITED)
Operating Activities:
  Net income............. $  2,604,706  $  1,289,417  $ 1,053,824  $ 1,292,389
  Adjustments to
   reconcile net income
   to net cash provided
   by operating
   activities:
    Depreciation.........    2,166,209     2,976,120      657,116      833,646
    Gain on sale of
     rental equipment ...   (1,866,525)   (2,019,108)    (457,612)    (535,731)
    Changes in operating
     assets and
     liabilities:
      Accounts
       receivables ......     (543,772)     (647,408)     255,106      196,464
      Parts and supplies
       inventories.......      (22,620)     (262,365)         394          378
      Other receivables
       and prepaid
       expense...........      (20,702)       18,751         (502)     (27,411)
      Accounts payable
       and accrued
       expenses..........       26,902       569,519      (86,334)    (340,587)
      Litigation judgment
       liability.........          --      2,320,000          --           --
                          ------------  ------------  -----------  -----------
        Net cash provided
         by operating
         activities......    2,344,198     4,244,926    1,421,992    1,419,148
                          ------------  ------------  -----------  -----------
Investing Activities:
  Proceeds from sale of
   equipment.............    7,225,096     7,350,903    1,831,976    2,076,763
  Purchase of equipment..  (11,520,436)  (11,158,745)  (1,520,970)  (1,918,821)
  Purchase of investment
   in life insurance.....      (25,365)      (25,365)      (6,341)      (6,341)
                          ------------  ------------  -----------  -----------
        Net cash provided
         by (used in)
         investing
         activities......   (4,320,705)   (3,833,207)     304,665      151,601
                          ------------  ------------  -----------  -----------
Financing Activities:
  Borrowings from
   stockholders..........    1,833,024           --           --           --
  Payments to
   stockholders..........   (1,122,509)     (988,280)    (251,444)     (27,516)
  Net borrowings
   (payments) from note
   payable...............    1,266,392      (947,339)  (1,475,213)  (1,543,233)
  Proceeds from long-term
   obligations...........          --      1,500,000          --           --
                          ------------  ------------  -----------  -----------
        Net cash provided
         by (used in)
         financing
         activities......    1,976,907      (435,619)  (1,726,657)  (1,570,749)
                          ------------  ------------  -----------  -----------
        Net increase
         (decrease) in
         cash............          400       (23,900)         --           --
Cash balance, beginning
 of period...............       26,850        27,250       27,250        3,350
                          ------------  ------------  -----------  -----------
Cash balance, end of
 period.................. $     27,250  $      3,350  $    27,250  $     3,350
                          ============  ============  ===========  ===========
Supplemental Disclosure
 of Cash Flow
 Information,
  Cash paid for interest. $    145,501  $    215,184  $    53,885  $    61,477

                       See Notes to Financial Statements.

                              BRUTE EQUIPMENT CO.
                           D/B/A FOXX HY-REACH, INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1. ACCOUNTING POLICIES

  Basis of presentation: Brute Equipment Co. was incorporated in the state of Iowa in May 1984 and qualified to do business under the assumed name of Foxx Hy-Reach, Inc. in the same month. During 1986, the Company, with the consent of its stockholders, elected to be taxed as an S-Corporation. The Company's operations consist principally of the short-term rental and the sale of equipment to the construction industry primarily in the midwest United States. The nature of the Company's business is such that short-term obligations are typically met by cash flow generated from long-term assets. Consequently, consistent with industry practice, the accompanying balance sheets are presented on an unclassified basis.

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Certain amounts for 1995 have been reclassified to conform with the classifications used in 1996, with no effect on net income or stockholders' equity.

  Revenue recognition: Equipment rental revenue is recorded as earned under the operating method. Equipment rentals in the statements of operations include revenues earned on equipment rentals, fuel sales and rental equipment delivery fees. Revenue from the sale of parts, supplies and equipment is recorded at the time of delivery to or pick-up by the customer.

  Credit policy: Substantially all of the Company's business is on a credit basis. The Company extends credit to its commercial customers based on evaluations of their financial condition and generally no collateral is required, although in many cases, mechanics' liens are filed to protect the Company's interests. The Company maintains reserves it believes are adequate for potential credit losses.

  Parts and supplies inventories: Inventories are stated at the lower of cost (first-in, first-out method) or market.

  Equipment and leasehold improvements: Equipment and leasehold improvements are stated at cost. Depreciation is computed by the straight-line method over the following estimated useful lives:

                                                                           YEARS
                                                                           -----
     Rental equipment.....................................................  6-7
     Office and computer equipment........................................  5-7
     Transportation equipment.............................................  3-5
     Leasehold improvements...............................................  10

  Advertising costs: Advertising costs are expensed as incurred and totaled $35,320 and $36,101 for the years ended December 31, 1995 and 1996, respectively, and $10,030 and $12,217 for the three-months ended March 31, 1996 and 1997 (unaudited), respectively.

  Concentrations of credit risk: Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of accounts receivable which is limited due to the large number of customers.

  Fair value of financial instruments: The carrying amount of cash, accounts receivables, litigation judgment liability and accounts payable approximates fair value because of the short maturity of these instruments. The

                              BRUTE EQUIPMENT CO.
                           D/B/A FOXX HY-REACH, INC.

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED) carrying amount of notes payable which carry current interest rates and have short maturities approximates fair value.

NOTE 2. UNAUDITED INTERIM INFORMATION

  In the opinion of management, the accompanying unaudited condensed financial information of the Company contains all adjustments, consisting only of those of a recurring nature, necessary to present fairly the Company's financial position as of March 31, 1997, and the results of its operations and its cash flows for the three-months ended March 31, 1996 and 1997. These results are not necessarily indicative of the results to be expected for the full fiscal year.

NOTE 3. OPERATING EQUIPMENT AND LEASEHOLD IMPROVEMENTS

  Operating equipment and leasehold improvements consist of the following:

                                                  DECEMBER 31,
                                              ---------------------  MARCH 31,
                                                 1995       1996       1997
                                              ---------- ---------- -----------
                                                                    (UNAUDITED)
   Vehicles, machinery and equipment......... $1,086,270 $1,003,294 $  922,770
   Leasehold improvements....................     73,494     73,494     73,494
   Furniture, fixtures and computer
    equipment................................     56,690    134,362    142,703
                                              ---------- ---------- ----------
                                               1,216,454  1,211,150  1,138,967
   Less accumulated depreciation and
    amortization.............................    625,695    718,709    717,093
                                              ---------- ---------- ----------
                                              $  590,759 $  492,441 $  421,874
                                              ========== ========== ==========

NOTE 4. PLEDGED ASSETS AND NOTES PAYABLE

  Long-term obligations consist of the following:

                                                               DECEMBER 31,
                                                           ---------------------
                                                              1995       1996
                                                           ---------- ----------
   Revolving credit agreement with a bank, $2,000,000,
    ($3,000,000 as of December 31, 1995) interest at 3/8%
    under the bank's prime rate, (8.5% as of December 31,
    1996), due June 30, 1997, collateralized by
    substantially all assets of the Company and the
    personal guarantees of the officer-stockholders and
    the spouse of one of the officer-stockholders. ......  $2,859,141 $1,911,802
   Note payable, bank, due in annual installments of
    $300,000 plus interest at 7.84%, due April 1999,
    collateralized by substantially all assets of the
    Company and the personal guarantees of the officer-
    stockholders and the spouse of one of the officer-
    stockholders. .......................................         --   1,500,000
   Note payable, officer-stockholders, due on demand,
    unsecured. The interest rate in effect as of December
    31, 1995 and 1996 was 7% and 8%, respectively. ......   1,567,635    579,355
                                                           ---------- ----------
                                                           $4,426,776 $3,991,157
                                                           ========== ==========

                              BRUTE EQUIPMENT CO.
                           D/B/A FOXX HY-REACH, INC.

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

  The Company also has an unused $1,500,000 line-of-credit agreement with a bank that pays interest at 3/8% under the bank's prime rate (8.5% as of December 31, 1996), due April 30, 1997, collateralized by substantially all assets of the Company and the personal guarantees of the officer-stockholders and the spouse of one of the officer-stockholders.

NOTE 5. STOCKHOLDERS' AGREEMENT

  The stockholders of the Company have entered into an agreement which places restrictions on the transfer of their stock during their lifetime. The agreement also contains provisions for the mandatory purchase of shares, by the surviving stockholder, upon the death or disability of a stockholder under the terms and conditions set forth in the agreement.

NOTE 6. LEASE COMMITMENTS AND RENTAL EXPENSE

  The Company leases its Morton, Illinois facility from an officer-stockholder. The agreement expires July 24, 1997 and requires monthly rentals of $2,500 plus the payment of all property taxes, utilities, insurance and maintenance on the property.

  The Company leases its Moline, Illinois facility from an officer-stockholder. The agreement expires June 30, 1997 and requires monthly rentals of $5,500 plus the payment of all property taxes, utilities, insurance and maintenance on the property.

  The Company leases a facility in Des Moines, Iowa. The agreement expires May 14, 2000 and requires monthly rentals of $3,500 plus the payment of all property taxes, utilities, insurance and maintenance on the property.

  The Company also leases a facility in Cedar Rapids, Iowa. The agreement expires May 31, 1998 and requires monthly rentals of $3,000 plus the payment of all property taxes, utilities, insurance and maintenance on the property.

  The total rental expense for the years ended December 31, 1995 and 1996 was $165,400 and $179,600, respectively, and $45,600 and $44,700 for the three-
months ended March 31, 1996 and 1997 (unaudited), respectively. Of the total rent expense, $96,000 was paid to an officer-stockholder for each of the years ended December 31, 1995 and 1996, respectively, and $24,000 for each of the three-months ended March 31, 1996 and 1997 (unaudited).

  The total minimum rental commitment under these leases as of December 31, 1996 is $242,500 which is due as follows:

        YEAR ENDING DECEMBER 31:
        ------------------------
          1997......................................................... $126,000
          1998.........................................................   57,000
          1999.........................................................   42,000
          2000.........................................................  17,500
                                                                        --------
                                                                        $242,500
                                                                        ========

                              BRUTE EQUIPMENT CO.
                           D/B/A FOXX HY-REACH, INC.

                  NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

NOTE 7. DISCRETIONARY BONUSES AND MANAGEMENT FEE

  The Company pays discretionary bonuses to its officers and key employees. The amount of these bonuses totaled $1,198,500 and $1,107,500 for the years ended December 31, 1995 and 1996, respectively. There were no discretionary bonuses paid to officers or key employees during each of the three-months ended March 31, 1996 and 1997 (unaudited).

  The Company purchases management services from Knox Rental Stores, Inc. The principal stockholder of Knox Rental Stores, Inc. is also a stockholder of Brute Equipment Co. The amount of these management services purchased totaled $1,000,000 for each of the years ended December 31, 1995 and 1996.

NOTE 8. EMPLOYEE BENEFITS AND RETIREMENT PLANS

  The Company has a group health insurance plan for all of its employees. The plan qualifies as a "cafeteria plan" under Section 125 of the Internal Revenue Code of 1986. The Company has elected to self-insure claims ranging from $100 to $500 whereby the Company pays 80% of all claims within this range. Expenses relating to the plan totaled $10,345 and $9,346 for the years ended December 31, 1995 and 1996, respectively, and $2,050 and $2,320 for the three-months ended March 31, 1996 and 1997 (unaudited), respectively.

  Effective January 1, 1995, the Company established a 401(k) retirement plan. Employees are eligible to participate in the Plan after completing one year of full-time service and attaining age 21. Eligible employees are allowed to defer up to 15% of their salary. The Company makes matching contributions of 25% of the employee's contribution with a maximum Company contribution of 6% of eligible employee wages. The employee vests in the employer matching contribution at a rate of 20% per year after two years of service. Employees are 100% vested in the employer contribution after six years of service. The Company's contributions to the Plan for the years ended December 31, 1995 and 1996 was $19,734 and $29,534, respectively, and $1,336 and $1,045 for the three-months ended March 31, 1996 and 1997 (unaudited), respectively.

NOTE 9. LITIGATION JUDGMENT LIABILITY

  In November 1996, a $3,200,000 judgment was awarded by a jury to a construction worker injured while using equipment owned by the Company. The Company has insurance coverage for $1,000,000 of this liability and may also have a claim against its insurance provider for the remaining $2,200,000, plus accrued interest.

NOTE 10. INCOME TAXES

  The Company, with the consent of its stockholders has elected to be taxed under sections of the federal and state income tax laws as an S-Corporation. This election provides, that in lieu of corporate income taxes, the stockholders separately account for their pro rata shares of the Company's items of income, deductions, losses and credits. Therefore, these financial statements do not include any provision for corporate income taxes.

                              BRUTE EQUIPMENT CO.
                           D/B/A FOXX HY-REACH, INC.

                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)

  The net book value of the Company's assets and liabilities exceeded their tax basis by $2,800,837 and $1,561,420 as of December 31, 1995 and 1996,
respectively. The differences between net book value and tax basis as of December 31, 1995 and 1996, by major asset and liability, are as follows:

                                         1995                    1996
                                ----------------------- -----------------------
                                 NET BOOK                NET BOOK
                                   VALUE     TAX BASIS     VALUE     TAX BASIS
                                ----------- ----------- ----------- -----------
   Trade receivables........... $ 2,002,199 $ 2,022,199 $ 2,737,045 $ 2,757,045
   Rental equipment............  11,277,363   8,475,684  14,226,511  10,311,157
   Operating equipment and
    leasehold improvements.....     590,759     571,601     492,441     506,375
                                ----------- ----------- ----------- -----------
                                 13,870,321  11,069,484  17,455,997  13,574,577
   Litigation judgment
    liability..................         --          --    2,320,000         --
                                ----------- ----------- ----------- -----------
                                $13,870,321 $11,069,484 $15,135,997 $13,574,577
                                =========== =========== =========== ===========

NOTE 11. SUBSEQUENT EVENT

  On April 25, 1997 the Company agreed to sell substantially all of its operating assets to Rental Service Corporation at an amount greater than their net book value. The closing of this transaction is expected to occur on or before June 30, 1997 and is subject to a number of closing conditions.

Every rental location has on-line
access to centralized systems which
provide real-time transaction
processing, extensive fleet
management tools and daily financial
management reports. These systems
also allow an employee at any
location to identify and reserve a            [Photo of employee using the
specific piece of equipment anywhere          Company's advanced information
in a region and schedule delivery to          systems to assist customer]
a customer's job site.


                                          Depending upon market needs, RSC
                                          offers value-added services to its
                                          customers such as radio-dispatched
                                          transportation fleet and 24 hours-a-
                                          day, seven days-a-week support
[Photo of employee delivering rental      services, including on-site
equipment]                                maintenance and repair.


The Company's information systems
track each individual rental asset
and automatically schedule                    [Photo of employee performing
preventative maintenance. As a                rental equipment maintenance]
result, the Company is able to
enhance the reliability and extend
the useful life of its rental
equipment fleet.

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  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT ANY INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.

                             ---------------------

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Prospectus Summary........................................................    3
Summary Consolidated Financial Information and Operating Data.............    5
Risk Factors..............................................................    7
Recent Developments.......................................................   12
Use of Proceeds...........................................................   13
Price Range of Common Stock...............................................   14
Dividend Policy...........................................................   14
Capitalization............................................................   15
Unaudited Pro Forma Consolidated Financial Information....................   16
Selected Consolidated Financial Information and Operating Data............   24
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   26
Business..................................................................   36
Management................................................................   44
Principal and Selling Stockholders........................................   52
Certain Relationships and Related Transactions............................   54
Description of Capital Stock..............................................   55
Shares Available for Future Sale..........................................   57
Underwriting..............................................................   59
Legal Matters.............................................................   60
Experts...................................................................   60
Additional Information....................................................   60
Index to Financial Statements.............................................  F-1

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                               5,280,000 SHARES


                     [LOGO OF RENTAL SERVICE CORPORATION]

                                 COMMON STOCK


                               -----------------

                                  PROSPECTUS

                                 MAY 29, 1997
                               -----------------

                            WILLIAM BLAIR & COMPANY

                             MORGAN STANLEY & CO.
                                INCORPORATED

                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

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